FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For MAY 16, 2002

Companhia Vale do Rio Doce
(Exact name of Registrant as specified in its charter)

Valley of the Doce River Company
(Translation of Registrant's name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

———————

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

———————

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Companhia Vale do Rio Doce

TABLE OF CONTENTS

This Form 6-K contains the following:

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-4, filed by Companhia Vale Do Rio Doce on March 21, 2002, and into the prospectus that forms part of that registration statement.

Item 1

CONTENTS

PART I

Expressed in thousands

1- MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE OPERATING RESULTS FOR THREE MONTHS ENDED MARCH 31, 2002 COMPARED WITH THREE MONTHS ENDED MARCH 31, 2001

1.1- General Aspects

(a)   The Company's segments of business are mining, logistics and energy, as follows:

- Ferrous minerals: includes iron ore and pellets as well as manganese and ferro-alloys;
- Non-ferrous minerals: includes gold, kaolin, potash and copper;
- Logistics: includes railroads, ports and maritime terminals and shipping;
- Energy: includes electric power generation; and
- Shareholdings: includes interests in producers of aluminum, steel and fertilizers.

(b)   The variations of the main currencies and indexes at 03/31/02 and 03/31/01 in terms of percentages in relation to the real, which impacted the results of the Company and its subsidiaries, jointly controlled companies and affiliates, were as follows:

| | | | Δ % Currencies / Indexes | | | Parity | |
Period	U.S. DOLLAR	YEN	GOLD	IGPM	TJLP	US$ x R$	US$ x Yen
03/31/02	0.1	(1.1)	7.7	0.5	2.4	2.3236	132.85
03/31/01	10.6	0.2	(5.8)	1.4	2.2	2.1616	126.47

About 63% of the Company's gross revenue at 03/31/02 and 61% of the consolidated revenue is derived from exports and, additionally, part of domestic sales are denominated in U.S. dollars, while the costs are in mainly incurred in *reais*. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows;

Approximately 95% of the short-term and long-term loans of the Company at 03/31/02 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Notes 6.11 and 6.19);

1.2- Comments on the Consolidated Results

1.2.1- Consolidated Gross Revenue

The following table shows sales volume and revenues by products and services at 03/31/02:

	In thousands of metric tons (except gold)	In millions of reais
Iron ore	32,566	1,157,520
Pellets	5,840	507,124
	38,406	1,664,644
Railroad transportation	15,892	206,168
Sea transportation	16,840	40,144
Port services	6,008	59,134
Gold (kg)	3,591	79,932
Manganese and Ferrou Alloys	312	176,557
Potash	113	37,794
Steel	430	259,661
Aluminum	2,268	229,331
Kaolin	63	24,436
Other products and services	-	22,751
		2,800,552

03/31/02 - R$ 2,800,552 / US$ 1,176,667

PER MARKET



From Brazil
R$ 1,694,639
US$ 712,016

From Abroad
R$ 364,708
US$ 153,231

R$ 741,205
US$ 311,420

EM 74%

IM 26%

PER PRODUCT



Gold 3%
Manganese, potash and others 9%
Transport 11%
Iron ore 42%
Aluminum 8%
Steel 9%
Pellets 18%

CVRD

1.2.2- Consolidated Cost of Products and Services

By category

	03/31/02
Personnel	192,830
Material	264,889
Oil and gas	127,351
Outsourced services	182,170
Energy	112,432
Others	141,115
Sub total	1,020,787
Acquisition of products	262,951
Depreciation and depletion	246,297
Total	1,530,035

1.3- Comments on the Parent Company Results

The net income of the Company for 03/31/02 was R$ 633,138, a 4% decrease on the R$ 659,978 on 03/31/01, reducing the earnings per share to R$ 1.65 on 03/31/02 from R$ 1.71 on 03/31/01.

The decrease of 1.8% in the gross margin (44.8% on 03/31/02, against 46.6% on 03/31/01) was due to cost of products and services increase of 20.8% (from R$ 705,326 on 03/31/01 to R$ 852,078 on 03/31/02), while gross revenue rose 16,4% (from R$ 1,374,923 on 03/31/01 to   R$ 1,600,803 on 03/31/02). In the first quarter of 2002, the market of pellets decreased in terms of sales' volumes. This decrease was monetarily offset by the valorization of the US dollar against the *real*, due to exports.

1.3.1- Gross Revenues

Gross revenues increased 16,4% (from R$ 1,374,923 on 03/31/01 to R$ 1,600,803 on 03/31/02). This reflects the strengthening of the U.S. dollar against the *real* as well as a growth in iron ore and gold sales volume, offset in part by a decrease in the volumes of other products and services sold. The increase in iron ore sales is due to the acquisition of mining operations formerly belonging to Samitri in May 2001. However, these events also resulted in a decrease in gross revenue from railroad transport and port services since CVRD ceased to sell these services to Socoimex and absorbed related costs.

The following table shows sales volume and revenues by products and services:

	In thousands of metric tons (except gold)			In millions of *reais*		
	03/31/02	03/31/01	Δ%	03/31/02	03/31/01	Δ%
External market						
Iron ore	21,916	17,373	26.1	751,434	527,443	42.5
Pellets	2,563	3,045	(15.8)	174,914	181,655	(3.7)
	24,479	20,418	19.9	926,348	709,098	30.6
Internal market						
Iron ore	8,463	9,173	(7.7)	237,887	231,708	2.7
Pellets	721	584	23.5	70,540	53,041	33.0
	9,184	9,757	(5.9)	308,427	284,749	8.3
Total						
Iron ore	30,379	26,546	14.4	989,321	759,151	30.3
Pellets	3,284	3,629	(9.5)	245,454	234,696	4.6
	33,663	30,175	11.6	1,234,775	993,847	24.2
Railroad transportation	13,258	16,611	(20.2)	187,918	209,743	(10.4)
Port services	5,517	9,355	(41.0)	42,454	49,671	(14.5)
Gold (kg)	3,591	3,367	6.7	79,932	57,463	39.1
Manganese	-	161	(100.0)	-	15,654	(100.0)
Potash	113	133	(15.0)	37,794	38,489	(1.8)
Other products and services	-	-	-	17,930	10,056	78.3
				1,600,803	1,374,923	16.4

Operating Revenue 03/31/02 - R$ 1,600,803 / US$ 675,586

PER MARKET



US$ (*)

R$ 320,180
US$ 134,525

R$
R$ 274,343
US$ 115,267

R$ 1,006,280
US$ 425,794

PER PRODUCT



Gold 5%
Potash and others 4%
Transport 14%
Pellets 15%
Iron ore 62%

PER CURRENCIES (*)



R$ 17%
US$ 83%

(*) Part of sales to the internal market are in U.S. dollars.

1.3.2- Cost of Products and Services

The increase of 20.8% in the cost of products and services (from R$ 705,326 on 03/31/01 to R$ 852,078 on 03/31/02).The incorporation of Samitri also contributed to the increase of cost of products and services. The following table shows each component of the cost of products and services, and the change between periods :

By category

	Denominated				
	R$	US$	03/31/02	03/31/01	Δ %
Personnel	122,249	-	122,249	96,773	26.3
Material	52,414	61,282	113,696	91,671	24.0
Oil and gas	55,888	23,952	79,840	74,255	7.5
Outsourced services	127,221	1,155	128,376	94,845	35.4
Energy	27,388	-	27,388	18,256	50.0
Others	27,551	35,360	62,911	46,147	36.3
Subtotal	412,711	121,749	534,460	421,947	26.7
Acquisition of iron ore and pellets	5,292	138,009	143,301	168,054	(14.7)
Depreciation and depletion	149,898	-	149,898	111,217	34.8
Amortization of goodwill	24,419	-	24,419	4,108	494.4
Total	592,320	259,758	852,078	705,326	20.8
	70%	30%	100%		

1.3.3- Result of Shareholdings

The results of shareholdings by business area are as follows:

Business Area	03/31/02	03/31/01
Ferrous		
. Iron ore and pellets	151,354	103,079
. Manganese and ferro-alloys	20,191	(18,765)
Non-ferrous	4,817	(4,223)
Logistics	(75,883)	37,341
Investments		
. Steel	(8,713)	168,119
. Pulp and paper	6,832	3,943
. Aluminum	65,111	17,313
. Fertilizers	3,759	1,362
Others	(15,563)	-
	151,905	308,169

The numbers reported per area do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

Equity earnings, decreasing from a gain of R$ 308,169 on 03/31/01 to R$ 151,905 on 03/31/02. This variation was due to a combination of the following factors:

Ferrous

(a) Iron ore and pellets

. ITACO – An improved equity result of R$ 30,456 (a gain of R$ 51,333 on 03/31/02 against a gain of R$ 20,877 on 03/31/01). In operational terms, iron ore sales volume increased by 39.7% (14,266 thousand tons in 2002 against 10,213 thousand tons in 2001).

. KOBRASCO – An improved equity result of R$ 7,516 (a gain of R$ 1,524 on 03/31/02 versus a loss of R$ 5,992 on 03/31/01), due to the reduced negative effects of exchange rate variation on debt in 2002 compared with 2001 and an increase in the average sale price of 2.9% (US$ 31.69 per ton on 03/31/02 against US$ 30.79 per ton on 03/31/01), offset in part by a 12.7% decrease in sales volume (856 thousand tons on 03/31/02 against 981 thousand tons on 03/31/01).

. NIBRASCO – A reduction in the equity result of R$ 3,701 (a loss of R$ 2,174 on 03/31/02 against a gain of R$ 1,527 on 03/31/01), caused by a 50.2% fall in sales volume (1,000 thousand tons in 2002 against 2,010 thousand tons in 2001), while the average sales price remained virtually stable (US$ 30.39 per ton on 03/31/02 versus US$ 30.31 per ton on 03/31/01).

. RDE – A reduction in the equity result of R$ 39,454 (a gain of R$ 34,103 on 03/31/02 against a gain of R$ 73,557 on 03/31/01), due basically to a lesser appreciation of the dollar against the *real* (a positive exchange rate variation of R$ 3,058 on 03/31/02 versus a positive exchange rate variation of R$ 64,940 on 03/31/01).

. SAMARCO - A positive equity result of R$ 25,200 (a gain of R$ 29,048 on 03/31/02 against a gain of R$ 3,848 on 03/31/01), due to a reduction of negative effects at the exchange rate variation on debt. In operational terms, sales volume fell by 2.9% (3,301 thousand tons on 03/31/02 against 3,399 thousand tons on 03/31/01) and the average sales price fell by 1.2% (US$ 28.48 per ton on 03/31/02 against US$ 28.83 per ton on 03/31/01).

. FERTECO – A positive equity result of R$ 29,051 was recorded in 2002. The company was acquired in April 2001.

(b) Manganese and Ferro-alloys

. RDME – A reduction in the equity result of R$ 6,482 (a loss of R$ 2,277 on 03/31/02 versus a gain of R$ 4,205 on 03/31/01), due basically to the smaller appreciation of the French franc against the *real* as of 03/31/02.

. SIBRA – A better result from shareholding interest of R$ 39,107 (a gain of R$ 33,296 on 03/31/02 versus a loss of R$ 5,811 on 03/31/01), due to a 31.8% increase in manganese and ferroalloy sales of, respectively, 31.8% (278 thousand tons on 03/31/02 against 211 thousand tons on 03/31/01) and 16.0% (29 thousand tons on 03/31/02 against 25 thousand tons on 03/31/01), respectively, as well as a 32.0% increase in the average price of manganese (US$ 55.11 per ton on 03/31/02 against US$ 41.74 per ton on 03/31/01), offset partly by a 23.5% fall in the price of ferroalloys (US$ 445.67 per ton on 03/31/02 against US$ 582.53 per ton on 03/31/01),

. URUCUM – An improved equity result of R$ 6,943 (a gain of R$ 8,685 on 03/31/02 against a gain of R$ 1,742 on 03/31/01), due mainly to an increase of 167.6% in manganese sales (91 thousand tons on 03/31/02 against 34 thousand tons on 03/31/01).

Non-ferrous

. PARÁ PIGMENTOS – A positive equity result of R$ 5,001 on 03/31/02 against a loss of R$ 4,243 on 03/31/01, due to goodwill amortization.

Logistics

. DOCENAVE – A reduction in the equity result of R$ 21,622 (a gain of R$ 17,495 on 03/31/02 against a gain of R$ 39,117 on 03/31/01), due to the lesser appreciation of the dollar against the *real* and a 30.0% decrease in average freight rates (US$ 5.69 per ton carried on 03/31/02 against US$ 8.13 per ton carried on 03/31/01).

. DOCEPAR – A negative equity result of R$ 50,735 was recorded mainly due to fiscal contingency.

. FCA - R$ 30,767 of amortization of goodwill was booked on 03/31/02, along with R$ 6.041 as a provision for losses, the latter arising from the negative effects of exchange rate variation on debt. In 2001, the provision was constituted starting in the third quarter. CVRD's interest in FCA is held through its subsidiary Tacumã.

Shareholdings

(a) Steel

. CSI – A reduction in the equity result of R$ 35,442 (a gain of R$ 617 on 03/31/02 against a gain of R$ 36,059 on 03/31/01), caused by the lesser appreciation of the dollar against the *real* (positive exchange rate variation of R$ 617 on 03/31/02 versus a positive variation of R$ 38,019 on 03/31/01).

. CSN – An equity result of R$ 107,522 was recorded on 03/31/01 due to unwinding the cross shareholdings between CVRD and CSN carried out in March 2001.

. CST – A better equity result of R$ 9,146 (a loss of R$ 2,638 on 03/31/02 against a loss of R$ 11,784 on 03/31/01), due mainly to the effect of devaluation of the *real* on indebtedness.

(b) Aluminum

. ALBRAS - A better equity result of R$ 39,480 (a gain of R$ 38,731 on 03/31/02 against a loss of R$ 749 on 03/31/01), due to reduced negative effects of exchange rate variation on the company's debt. In operational terms, the average aluminum sales price fell 13.9% (US$ 1,319.81 per ton on 03/31/02 compared with US$ 1,532.90 per ton on 03/31/01) and sales volume fell by 2.2% (88 thousand tons on 03/31/02 against 90 thousand tons on 03/31/01).

. ALUNORTE – A better equity result of R$ 25,203 (a gain of R$ 4,526 on 03/31/02 against a loss of R$ 20,677 on 03/31/01), due to reduced negative effects of exchange rate variation on the company's debt. Operationally, the average sales price of alumina fell 18.7% (US$ 161.55 per ton on 03/31/02 versus US$ 198.83 per ton on 03/31/01) and sales volume increased 17.6% (427 thousand tons on 03/31/02 versus 363 thousand tons on 03/31/01).

. MRN – A reduction in the equity result of R$ 5,091 (a gain of R$ 9,776 on 03/31/02 against a gain of R$ 14,867 on 03/31/01), due to a decrease in sales volume of 18.5% (1,781 thousand tons on 03/31/02 compared with 2,185 thousand tons on 03/31/01).

. VALESUL – A reduction in the equity result of R$ 979 (a gain of R$ 3,415 on 03/31/02 against a gain of R$ 4,394 on 03/31/01), caused by a decrease of 18.3% in the average sales price (US$ 1,720.97 per ton on 03/31/02 against US$ 2,107.06 per ton on 03/31/01), offset partly by a 31.3% rise in sales volume (21 thousand tons on 03/31/02 versus 16 thousand tons on 03/31/01)

. ALUVALE – A reduction in the equity result (own operations) of R$ 2,520 (a gain of R$ 8,477 on 03/31/02 against a gain of R$ 10,997 on 03/31/01).

. ITACO – A reduction in the equity result of R$ 8,295 (a gain of R$ 186 on 03/31/02 against a gain of R$ 8,481 on 03/31/01), due to a 47% fall in bauxite sales volume. The average sales prices of aluminum, alumina and bauxite, fell, respectively, by 13.4%, 25.7% and 31.2%.

1.3.4-   Operating Expenses

The operating expenses decreased R$ 7,322 (R$ 184,666 on 03/31/01 against R$ 191,988 on 03/31/02), basically due to an increase of administrative expenses, partially offset by a decrease in other operating expenses since contingent liabilities registered R$ 36 millions of expenses on March, 2001 against R$ 2 millions of income on March, 2002.

1.3.5-   Net Financial Result

The net financial result increased R$ 338,027 (R$ 388,357 on 03/31/01 compared to R$ 50,330 on 03/31/02), mainly due to the exchange rate variations on the net Company debt (Note 6.19).

1.3.6-   Discontinued Operations - 2001

The result reflects basically gains on sale of the Company's interest in Bahia Sul of R$ 230,384.

1.3.7-   Cash Flow

The operating cash flow measured by EBITDA (earnings before interest, income tax, depreciation, amortization and depletion) was R$ 727,811 on 03/31/02, reflecting an increase of 5.5% over 2001, which was R$ 689.975 (item 7.4).

1.3.8-   Income Tax and Social Contribution

Income tax and social contribution was a credit of R$ 31,374 (credit of R$ 66,840 on 03/31/01), after recognizing the benefit from paying interest on stockholders' equity of R$ 107,680 on 03/31/02 (R$ 112,196 on 03/31/01) (Note 6.8).

PART II

QUARTERLY INFORMATION AND NOTES TO THE QUARTERLY INFORMATION

(A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)

2- BALANCE SHEET

In thousands of reais

	Notes	03/31/02	12/31/01
Assets			
Current assets			
Cash and cash equivalents	6.4	1,260,372	645,346
Accounts receivable from customers	6.5	961,100	919,855
Related parties	6.6	1,356,024	1,010,878
Inventories	6.7	415,021	447,517
Taxes recoverable	-	97,907	96,289
Deferred income tax and social contribution	6.8	638,759	613,375
Others	-	256,986	256,911
		4,986,169	3,990,171
Long-term receivables			
Related parties	6.6	1,424,072	1,356,055
Loans and financing	-	262,436	298,540
Deferred income tax and social contribution	6.8	297,262	296,677
Judicial deposits	6.13	539,226	516,268
Others	-	38,889	39,153
		2,561,885	2,506,693
Permanent assets			
Investments	6.9	8,518,246	8,347,468
Property, plant and equipment	6.10	7,764,886	7,580,877
		16,283,132	15,928,345
		23,831,186	22,425,209
Liabilities and stockholders' equity			
Current liabilities			
Short-term debt	6.11	1,774,835	927,409
Current portion of long-term debt	6.11	356,672	386,866
Payable to suppliers and contractors	-	446,208	522,805
Related parties	6.6	678,482	715,579
Provision for interest on stockholders' equity	-	316,569	-
Interest on stockholders' equity - 2001	-	783,837	784,003
Payroll and related charges	-	102,488	118,212
Pension Plan	6.15	63,896	64,506
Others	-	126,016	103,568
		4,649,003	3,622,948
Long-term liabilities			
Long-term debt	6.11	3,359,584	3,325,614
Related parties	6.6	2,086,651	2,053,601
Deferred income tax and social contribution	6.8	81,692	87,097
Provisions for contingencies	6.13	903,816	893,726
Pension Plan	6.15	425,580	429,325
Others	-	241,971	246,335
		7,099,294	7,035,698
Stockholders' equity			
Paid-up capital	6.16	4,000,000	4,000,000
Capital reserves	-	443,684	443,684
Revenue reserves	-	7,639,205	7,322,879
		12,082,889	11,766,563
		23,831,186	22,425,209

The additional information, notes and attachment I are an integral part of these statements.

3- STATEMENT OF INCOME

In thousands of reais

	Notes	03/31/02	03/31/01
Operating revenues			
Sales of ore and metals			
Iron ore and pellets		1,234,775	993,847
Gold		79,932	57,463
Others		37,784	54,143
		1,352,491	1,105,453
Railroad and port services		230,372	259,414
Others		17,940	10,056
		1,600,803	1,374,923
Value Added taxes		(56,548)	(54,171)
Net operating revenues		1,544,255	1,320,752
Cost of products and services			
Ore and metals		(673,324)	(522,759)
Railroad and port services		(88,192)	(98,892)
Others products and services		(90,562)	(83,675)
		(852,078)	(705,326)
Gross profit		692,177	615,426
Gross margin		44.8%	46.6%
Operating expenses			
Selling		(28,172)	(24,981)
Administrative		(98,751)	(56,074)
Research and development		(21,257)	(19,592)
Other operating expenses, net		(43,808)	(84,019)
		(191,988)	(184,666)
Operating profit before financial result and result of investment participations		500,189	430,760
Result of investment participations	6.9		
Gain on investments accounted for by the equity method		284,115	298,000
Amortization of goodwill		(66,188)	(25,691)
Provision for losses		(66,750)	25,454
Others		728	10,406
		151,905	308,169
Financial result, net	6.19		
Financial expenses (income)		(73,799)	(57,266)
Monetary and exchange rate variation, net		23,469	(331,091)
		(50,330)	(388,357)
Operating profit		601,764	350,572
Discontinued operations		-	242,566
Income before income tax and social contribution		601,764	593,138
Income tax and social contribution	6.8	31,374	66,840
Net income for the period		633,138	659,978
Number of shares outstanding at the end of the period (in thousands)		383,839	385,032
Net earnings per share outstanding at the end of the period (R$)		1.65	1.71

The additional information, notes and attachment I are an integral part of these statements.

4- STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

In thousands of reais

	Capital	Capital reserves	Revenue reserves	Retained earnings	Total
On December 31, 2000	3,000,000	740,887	6,824,704	-	10,565,591
Treasury shares	-	-	(57,528)	-	(57,528)
Capitalization of reserves	1,000,000	(300,629)	(699,371)	-	-
Provision for pension plan liabilities	-	-	-	(22,160)	(22,160)
Result on exchange of shares	-	3,426	-	-	3,426
Net income for the year	-	-	-	3,050,710	3,050,710
Proposed appropriations:					
Interest on stockholder´s equity	-	-	-	(1,773,476)	(1,773,476)
Appropriation to revenue reserves	-	-	1,255,074	(1,255,074)	-
On December 31, 2001	4,000,000	443,684	7,322,879	-	11,766,563
Treasury shares	-	-	(243)	-	(243)
Net income for the period	-	-	-	633,138	633,138
Provision for interest on stockholders' equity	-	-	-	(316,569)	(316,569)
On March 31, 2002	4,000,000	443,684	7,322,636	316,569	12,082,889

The additional information, notes and attachment I are an integral part of these statements.

5- STATEMENT OF CASH FLOWS (ADDITIONAL INFORMATION)

In thousands of reais

	03/31/02	03/31/01
Cash flows from operating activities:		
Net income for the year	633,138	659,978
Adjustments to reconcile net income for the year		
with cash provided by operating activities:		
Result of investment participations	(151,905)	(308,169)
Depreciation, amortization and depletion	144,733	119,597
Deferred income tax and social contribution	(31,374)	(66,840)
Provision for contingencies	(1,814)	36,345
Discontinued operations	-	(242,566)
Net monetary and exchange rate variations on assets and liabilities	(27,454)	358,392
Loss on disposal of property, plant and equipment	2,562	1,408
Dividends/Interest on stockholders' equity received	37,873	82,378
Others	(12,932)	(7,595)
	592,827	632,928
Decrease (increase) in assets:		
Accounts receivable	(41,813)	513,076
Inventories	32,496	(15,694)
Others	(2,880)	24,622
	(12,197)	522,004
Increase (decrease) in liabilities:		
Suppliers and contractors	(76,597)	(37,068)
Payroll and related charges and others	(15,724)	(17,483)
Others	21,670	17,269
	(70,651)	(37,282)
Net cash provided by operating activities	509,979	1,117,650
Cash flows from investing activities:		
Loans and advances receivable	(391,518)	(209,089)
Guarantees and deposits	(22,366)	(16,895)
Additions to investments	(2,153)	(55,153)
Additions to property, plant and equipment	(321,746)	(215,617)
Proceeds from disposal of property, plant and equipment and investments	623	1,146
Net cash used in investing activities	(737,160)	(495,608)
Cash flows from financing activities:		
Short-term debt	856,712	845,938
Long-term debt	171,312	107,208
Repayments:		
Related parties	(69,087)	(410,218)
Financial institutions	(116,320)	(111,447)
Interest on stockholders' equity paid	(167)	(1,279,205)
Treasury shares	(243)	-
Net cash used in financing activities	842,207	(847,724)
Increase (decrease) in cash and cash equivalents	615,026	(225,682)
Cash and cash equivalents, beginning of the period	645,346	1,569,185
Cash and cash equivalents, end of the period	1,260,372	1,343,503
Cash paid during the period for:		
Short-term interest	(9,409)	(11,967)
Long-term interest net of capitalization	(72,484)	(90,358)
Income tax and social contribution paid	-	(81,731)
Non-cash transactions:		
Change in treasury stocks - CVRD	-	2,805
Conversion of loans into investments	45,993	-

6- Notes to the Quarterly Information at March 31, 2002 and 2001

Expressed in thousands

6.1- Operations

Companhia Vale do Rio Doce - CVRD is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, gold and potash, as well as port and railroad transportation services and power generation. In addition, through its direct and indirect subsidiaries and jointly controlled companies, CVRD operates in logistics, geological studies and technological research services, steel and aluminum.

6.2- Presentation of Financial Statements

The quarterly information have been prepared according to the accounting principles provided for in Brazilian corporate legislation as well as the rules and guidelines issued by the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) and IBRACON - Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute).

In order to provide better information to the market, the Company is presenting Statements of Cash Flow. The disclosure of this statement is stimulated by CVM acording to the rule 01/00 from 01/31/00.

Certain amounts and classifications in the 2001 quarterly information have been adjusted to the criteria used on 03/31/02 for better comparability.

6.3- Significant Accounting Policies

(a)   The Company adopts the accrual basis of accounting;

(b)   Assets and liabilities that are realizable or due more than twelve months after the balance sheet date are classified as long-term;

(c)   Marketable securities classified as cash and cash equivalents are stated at cost plus accrued income earned through the balance sheet date;

(d)   Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e)   Assets and liabilities in foreign currencies are translated at exchange rates in effect at the balance sheet date, and those in local currency are restated based on contractual indexes;

(f)   Investments in subsidiaries, jointly controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders' equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for unrealized losses when applicable;

(g)   Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historic cost (increased by monetary restatement up to 1995) and depreciated by the straight-line method, at rates that take into consideration the useful lives of the assets. Depletion of mineral reserves is based on the relation obtained between production and estimated capacity.

6.4- Cash and Cash Equivalents

	03/31/02	12/31/01
Marketable securities related to CDI (*)	931,263	292,264
Fixed-yield bond investments (funds)	133,320	163,153
Government securities (NBC-E, NTN-D, LFT)	194,556	188,923
Others	1,233	1,006
	1,260,372	645,346

(*) For part of these investments the Company, contracted swap operations with financial institutions, related to interest rate and/or currency variations.

CVRD

6.5- Accounts Receivable from Customers

	03/31/02	03/31/01
Domestic	360,666	359,782
Export	638,965	600,928
	999,631	960,710
Allowance for doubtful accounts	(22,436)	(22,432)
Allowance for ore weight credits	(16,095)	(18,423)
	961,100	919,855

6.6- Transactions with Related Parties

Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2010, as follows:

	Assets		Liabilities	
	03/31/02	12/31/01	03/31/02	12/31/01
Subsidiaries				
Rio Doce International Finance Ltd.	1,076,263	674,665	1,227,546	1,152,937
Itabira Rio Doce Company Limited - ITACO	417,609	397,896	226,460	235,143
Mineração Tacumã Ltda.	392,907	215,364	674	674
CVRD Overseas Ltd.	105,019	76,107	728,284	837,768
Docepar S.A.	68,950	65,917	125	122
SIBRA Eletrosiderúrgica Brasileira S.A.	23,461	58,076	13,745	37,292
Brasilux S.A.	50,410	56,302	24,188	14,857
Vale do Rio Doce Alunínio S.A. - ALUVALE	22,783	32,378	133,812	122,520
Others	162,947	121,083	225,114	186,357
	2,320,349	1,697,788	2,579,948	2,587,670
Jointly controlled companies				
ALUNORTE - Alumina do Norte do Brasil S.A.	708,046	741,346	112,694	175,522
Ferrovia Centro-Atlântica S.A.	7,445	176,999	11,796	3,958
Salobo Metais S.A.	164,777	163,777	-	-
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	80,413	80,437	75,211	57,735
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	38,665	47,809	52,387	64,561
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	48,993	45,789	21,103	10,769
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	37,741	41,001	33,453	40,234
Others	137,977	108,569	58,888	52,066
	1,224,057	1,405,727	365,532	404,845
Affiliates	35,357	36,607	183	129
	3,579,763	3,140,122	2,945,663	2,992,644
Represented by:				
Commercial balances (sales and purchases of products and services) (*)	799,667	773,189	180,530	223,464
Short-term financial balances	1,356,024	1,010,878	678,482	715,579
Long-term financial balances	1,424,072	1,356,055	2,086,651	2,053,601
	3,579,763	3,140,122	2,945,663	2,992,644

(*) Included in ''Accounts receivable from customers'' and ''Payable to suppliers and contractors.''

6.7- Inventories

	03/31/02	12/31/01
Finished products		
. Iron ore and pellets	116,908	167,430
. Manganese	1,442	2,516
. Gold	15,546	11,509
. Others	23,240	17,451
	157,136	198,906
Spare parts and maintenance supplies	257,885	248,611
	415,021	447,517

6.8- Deferred Income Tax and Social Contribution

Income of the Company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

	Deferred assets		Deferred liabilities	
	03/31/02	12/31/01	03/31/02	12/31/01
Tax loss carryforward	207,904	224,389	-	-
Temporary differences:				
. Pension Plan	167,131	168,282	-	-
. Contingent liabilities	253,907	243,317	-	-
. Provision for losses on assets	242,515	191,978	-	-
. Provision for losses on derivative financial instruments	26,580	25,913	-	-
. Others	37,984	56,173	-	-
	936,021	910,052	-	-
Inflationary profit	-	-	12,501	12,980
Capital reserve - special monetary restatement - Law 8,200	-	-	14,327	19,104
Accelerated depreciation	-	-	10,904	11,055
Long-term sales	-	-	43,960	43,958
Total	936,021	910,052	81,692	87,097
Short-term	638,759	613,375	-	-
Long-term	297,262	296,677	81,692	87,097
	936,021	910,052	81,692	87,097

The realization of tax credits arising from temporary differences occurs at the time of effective payment of the provisions made, in accordance with tax law.

In addition to the credits recorded, the Company has a lawsuit pending claiming an additional 51.83% monetary restatement for tax purposes applied to the months of January and February 1989 (''Plano Verão'' monetary plan). A favorable ruling has already been obtained for compensation of credits corresponding to 42.72% instead of the 51.83% requested. The amount of these credits covered by the ruling total approximately R$ 405,000, and the accounting effects have not yet been recognized in the quarterly information.

The amounts reported as income tax and social contribution which affected income for the period are as follows:

	03/31/02	03/31/01
Income before income tax and social contribution	601,764	593,138
(-) Result of investment participations	(151,905)	(300,169)
(-) Provision for losses on investments	(66,750)	25,454
	383,109	318,423
Income tax and social contribution at combined tax rates	34%	34%
Federal income tax and social contribution at statutory rates	(130,257)	(108,264)
Adjustments to net income which modify the effect on the result for the period:		
. Income tax benefit from interest on stockholders' equity	107,680	112,196
. Fiscal incentives	17,862	59,617
. Revision of prior period tax return	37,038	-
. Others	(949)	3,291
Income tax and social contribution	31,374	66,840

6.9- Investments

	Partici-pation %	Adjusted stockholders' equity	Adjusted net income (loss) for the period	Investments 03/31/02	Investments 12/31/01	Result of investment participations 03/31/02	Result of investment participations 03/31/01
Subsidiaries							
Florestas Rio Doce S.A. (c)	99.85	93,841	2,868	93,700	90,836	2,864	772
Itabira Internacional Serviços e Comércio Lda. (a, c, h)	99.99	760,512	1,431	760,436	759,005	1,431	76,487
Navegação Vale do Rio Doce S.A. - DOCENAVE (c)	100.00	368,115	17,495	368,115	350,620	17,495	39,117
Rio Doce Europa Serviços e Comércio - RDE (a, c, i)	99.80	2,313,967	91,780	2,309,339	2,217,743	104,526	73,557
S.A. Mineração da Trindade - SAMITRI (d)	100.00	-	-	771,805	792,116	-	9,250
SIBRA Eletrosiderúrgica Brasileira S.A. (c, d, e, m)	99.21	242,845	33,561	524,669	509,350	33,296	(5,811)
Vale do Rio Doce Alumínio S.A. - ALUVALE (c, f, j, m)	94.74	891,456	64,923	844,565	783,057	61,508	8,368
Ferteco Mineração S.A. (c, d, l, m)	100.00	215,058	29,051	1,242,372	1,218,141	29,051	-
Others (c)				314,072	314,668	1,053	2,276
				7,229,073	7,035,536	251,224	204,016
Jointly controlled companies							
Companhia Coreano-Brasileira de Pelotização - KOBRASCO (b, c, m)	50.00	16,608	3,048	8,304	6,780	1,524	(5,992)
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (b, c, m)	50.89	85,476	5,015	43,499	40,947	2,552	2,977
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (b, c, m)	50.90	60,230	2,461	30,657	29,404	1,253	789
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (b, c, m)	51.00	78,682	(4,262)	40,128	42,302	(2,174)	1,527
Companhia Siderúrgica de Tubarão - CST (b, d, e)	22.85	2,843,712	(11,543)	501,091	504,053	(2,638)	(11,784)
Companhia Siderúrgica Nacional - CSN (c, k)	-	-	-	-	-	-	107,522
Minas da Serra Geral S.A. - MSG (b, c)	51.00	53,635	2,623	27,354	26,016	1,338	1,383
Samarco Mineração S.A. (b, c, m)	50.00	510,038	58,096	255,019	225,971	29,048	-
Others (b, c)				97,438	96,762	676	429
				1,003,490	972,235	31,579	96,851
Affiliated companies							
Ferroban - Ferrovias Bandeirantes S.A. (c)	18.74	-	(20,777)	-	3,894	(3,894)	(3,717)
Fertilizantes Fosfatados S.A. - FOSFERTIL (c, e)	10.96	511,859	34,296	56,100	56,138	3,759	1,362
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS (d, e)	11.46	3,631,550	12,627	416,176	414,729	1,447	(512)
				472,276	474,761	1,312	(2,867)
Investments at cost				3,889	3,894	-	-
				8,708,728	8,486,426	284,115	298,000
Provision for losses							
CELMAR S.A. - Indústria de Celulose e Papel (c)				(59,246)	(59,246)	-	-
Companhia Ferroviária do Nordeste (c)				(35,156)	(33,427)	(1,729)	-
DOCEPAR S.A. (c)				(95,675)	(36,754)	(58,921)	25,454
Ferrovia Centro-Atlântica S.A. (c, g)				-	(9,185)	(6,041)	-
Others				(405)	(346)	(59)	-
				(190,482)	(138,958)	(66,750)	25,454
Amortization of goodwill				-	-	(66,188)	(25,691)
Others				-	-	728	10,406
Total				8,518,246	8,347,468	151,905	308,169

(a) Equity in companies located abroad is converted into local currency at rates in effect on the quarterly information date. The calculation of the equity method adjustment comprises the difference due to exchange rate variations, as well as participation in results;

(b) Notwithstanding the stockholdings, the classification as a jointly controlled company results from the degree of control exercised by the Company, which is shared with other partners;

(c) Companies whose quarterly information were not reviewed by independent accountants;

(d)   Goodwill and negative goodwill on investments are as follows:

	03/31/02	12/31/01
Goodwill		
SIBRA Eletrosiderúrgica Brasileira S.A. (included R$ 27,984 of goodwill on CPFL)	311,726	331,863
Caemi Mineração e Metalurgia S.A. (indirectly through ITACO)	504,192	517,122
Ferteco Mineração S.A. (indirectly through Zagaia)	1,027,314	1,027,314
S.A. Mineração da Trindade - SAMITRI (merged on October 1, 2001)	771,805	792,116
Mineração SOCOIMEX S.A. (merged on August 31, 2000)	56,147	60,255
Others	93,547	95,908
	2,764,731	2,824,578
Negative goodwill		
Companhia Siderúrgica de Tubarão - CST	(148,697)	(148,697)
	(148,697)	(148,697)

Goodwill was amortized as follows:

	03/31/02	03/31/01
Ferrovia Centro-Atlântica S.A. (c, g)	(30,767)	-
Pará Pigmentos S.A. (c)	-	(4,243)
SIBRA Eletrosiderúrgica Brasileira S.A. (c, e)	(20,130)	(19,330)
Caemi Mineração e Metalurgia S.A. (indirectly through ITACO)	(12,930)	-
Others (a, c, i)	(2,361)	(2,118)
	(66,188)	(25,691)

(e)   Investments in companies that were listed on stock exchanges on 03/31/02:

	Book Value	Market Value
Companhia Siderúrgica de Tubarão - CST	501,091	271,577
Fertilizantes Fosfatados S.A. - FOSFERTIL	56,100	101,097
SIBRA Eletrosiderúrgica Brasileira S.A. (preferred shares only)	269,649	100,609
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	416,176	189,709

The market value of these investments does not necessarily reflect the value that could be realized from selling a representative group of shares. The other investments refer to companies that have no shares listed on stock exchanges;

(f)   Indirect holdings through ALUVALE:

	Partic-ipation %	Adjusted stockholders' equity	Investments		Result of investment participations	
			03/31/02	12/31/01	03/31/02	03/31/01
ALBRAS - Alumínio Brasileiro S.A. (c, m)	51.00	299,202	152,592	113,861	38,731	(749)
ALUNORTE - Alumina do Norte do Brasil S.A. (c, m)	44.96	573,946	258,046	239,856	4,526	(20,677)
Mineração Rio do Norte S.A. (c, m)	40.00	594,895	237,959	242,156	9,776	14,867
Valesul Alumínio S.A. (c, m)	54.51	231,170	126,008	122,593	3,415	4,394
Own operations			69,960	64,591	5,060	10,533
			844,565	783,057	61,508	8,368

(g)   The investment of CVRD in Ferrovia Centro-Atlântica S.A. is held through its subsidiary Mineração Tacumã S.A.;

(h) Indirect holdings through Itabira Internacional Serviços e Comércio Lda.:

	Investments		Result of investment participations	
	03/31/02	12/31/01	03/31/02	03/31/01
California Steel Industries, Inc. - CSI (a, c)	-	-	-	36,059
CVRD Overseas Ltd. (a, c)	-	-	-	10,807
Gulf Industrial Investment Co. - GIIC (a, c)	-	-	-	1,439
Rio Doce Manganèse Europe - RDME (a, c)	-	-	-	4,205
Siderar Sociedad Anónima Industrial y Comercial (a, c)	-	-	-	3,092
Vale do Rio Doce Alumínio S.A. - ALUVALE (c)	-	-	-	464
Itabira Rio Doce Company Limited - ITACO (a)	-	-	-	17,112
Other participations (a)	-	-	-	3,309
Itabira Internacional Serviços e Comércio Lda. (a)	760,436	759,005	1,431	-
	760,436	759,005	1,431	76,487

In July 2001, Itabira Rio Doce Company Limited - ITACO was sold to Rio Doce International Finance Ltd., a wholly owned subsidiary of Rio Doce Serviços e Comércio - RDE;

(i) Indirect holdings through Rio Doce Europa Serviços e Comércio - RDE:

	Partici-pation %	Adjusted stockholders' equity	Investments		Result of investment participations	
			03/31/02	12/31/01	03/31/02	03/31/01
Caemi Mineração e Metalurgia S.A. (d)	16.82	941,141	662,492	668,976	5,948	-
California Steel Industries, Inc. - CSI (a, c)	50.00	505,630	252,815	255,947	617	-
CVRD Overseas Ltd. (a)	100.00	196,901	196,901	173,428	23,234	-
Camelback Corporation (a,c)	100.00	115,971	115,971	115,971	-	-
Gulf Industrial Investment Co. - GIIC (a, c)	50.00	154,262	77,131	87,584	4,526	-
Itabira Rio Doce Company Limited - ITACO (a, c, j)	99.99	1,029,918	1,029,815	977,846	30,741	-
Rio Doce Manganèse Europe - RDME (a, c)	100.00	79,332	79,332	81,609	(2,277)	-
Siderar Sociedad Anónima Industrial y Comercial (a, c)	4.85	718,536	34,849	34,802	47	-
Vale do Rio Doce Alumínio S.A. - ALUVALE (c, j, m)	5.26	891,456	46,891	43,474	3,417	-
Other participations (a)			31,466	29,533	4,170	-
Own operations (a)			(218,324)	(251,427)	34,103	73,557
			2,309,339	2,217,743	104,526	73,557
Amortization of goodwill - Caemi Mineração e Metalurgia S.A.			-	-	(12,930)	-
			2,309,339	2,217,743	91,596	73,557

(j) The consolidated shareholding in Vale do Rio Doce Alumínio S.A. - ALUVALE is 100%, the subsidiary Itabira Rio Doce Company Limited - ITACO owns 5.26% of the capital;

(k) In March 2001, CVRD withdrew from CSN by unwinding the cross-participation relationship between the companies;

(l) CVRD´s participation in Ferteco Mineral S.A. is held through its subsidiary Zagaia Participações S.A.;

(m) Attachment I presents additional information about the companies in the areas of aluminum, pellets and manganese and ferro-alloys.

6.10- Property, Plant and Equipment

(a)   By business area:

	03/31/02			12/31/01		
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Ferrous - Northern System						
Mining	1,592,258	(755,405)	836,853	1,536,437	(745,623)	790,814
Railroads	2,679,655	(1,007,093)	1,672,562	2,658,190	(973,272)	1,684,918
Ports	514,629	(242,609)	272,020	514,242	(240,588)	273,654
Construction in progress	386,827	-	386,827	384,781	-	384,781
	5,173,369	(2,005,107)	3,168,262	5,093,650	(1,959,483)	3,134,167
Ferrous - Southern System						
Mining	2,543,794	(1,497,489)	1,046,305	2,478,385	(1,466,010)	1,012,375
Railroads	3,039,752	(1,857,867)	1,181,885	3,027,185	(1,836,874)	1,190,311
Ports	560,319	(430,303)	130,016	559,119	(428,586)	130,533
Construction in progress	407,447	-	407,447	386,509	-	386,509
	6,551,312	(3,785,659)	2,765,653	6,451,198	(3,731,470)	2,719,728
Pelletizing	606,595	(439,011)	167,584	604,912	(436,303)	168,609
Construction in progress	447,747	-	447,747	388,273	-	388,273
	1,054,342	(439,011)	615,331	993,185	(436,303)	556,882
Energy	190,128	(15,145)	174,983	190,128	(14,840)	175,288
Construction in progress	203,357	-	203,357	149,221	-	149,221
	393,485	(15,145)	378,340	339,349	(14,840)	324,509
Total ferrous	13,172,508	(6,244,922)	6,927,586	12,877,382	(6,142,096)	6,735,286
Non-ferrous						
Potash	111,653	(37,936)	73,717	110,232	(35,154)	75,078
Gold	605,464	(428,469)	176,995	614,651	(418,325)	196,326
Research and projects	41,349	(21,479)	19,870	41,961	(22,091)	19,870
Construction in progress	55,177	-	55,177	57,617	-	57,617
	813,643	(487,884)	325,759	824,461	(475,570)	348,891
Logistics	902,354	(522,882)	379,472	901,447	(515,251)	386,196
Construction in progress	73,430	-	73,430	50,799	-	50,799
	975,784	(522,882)	452,902	952,246	(515,251)	436,995
Corporate	89,712	(43,642)	46,070	87,505	(40,778)	46,727
Construction in progress	12,569	-	12,569	12,978	-	12,978
	102,281	(43,642)	58,639	100,483	(40,778)	59,705
Total	15,064,216	(7,299,330)	7,764,886	14,754,572	(7,173,695)	7,580,877

(b)   By classification of asset:

	03/31/02			12/31/01		
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land and buildings	1,490,747	(642,999)	847,748	1,483,833	(625,926)	857,907
Installations	4,150,147	(2,619,567)	1,530,580	4,165,371	(2,596,482)	1,568,889
Equipment	910,348	(550,620)	359,728	892,912	(533,765)	359,147
Railroads	5,158,847	(2,731,840)	2,427,007	5,137,431	(2,692,599)	2,444,832
Mineral rights	433,826	(165,444)	268,382	428,805	(161,372)	267,433
Others	1,333,747	(588,860)	744,887	1,216,042	(563,551)	652,491
	13,477,662	(7,299,330)	6,178,332	13,324,394	(7,173,695)	6,150,699
Construction in progress	1,586,554	-	1,586,554	1,430,178	-	1,430,178
Total	15,064,216	(7,299,330)	7,764,886	14,754,572	(7,173,695)	7,580,877

The average annual depreciation rates are 3% for buildings, from 2% to 10% for installations, from 10% to 20% for equipment, and from 1% to 4% for railroads. Mineral reserve depletion is calculated annually as a function of the volume of ore extracted in relation to the proven and probable reserves.

Depreciation, amortization and depletion of property, plant and equipment have been allocated to cost of production and services and to administrative expenses as follows:

	03/31/02	03/31/01
Cost of production and services	139,456	115,359
Administrative expenses	5,277	4,238
	144,733	119,597

6.11- Loans and Financing

Short-term

	03/31/02	03/31/01
Trade finance	1,774,835	927,409

The average annual interest rates on short-term loans and financing on 03/31/02 and 2000 were, respectively, 2.43% and 5.51%.

Long-term

	Current liabilities		Long-term liabilities	
	03/31/02	12/31/01	03/31/02	12/31/01
Foreign operations				
Loans and financing in:				
U.S. dollars	265,303	281,641	1,801,544	1,773,680
Yen	18,964	19,166	61,833	63,058
Other currencies	535	545	1,070	1,212
Notes in U.S. dollars	-	-	1,161,800	1,160,200
Accrued charges	28,807	46,222	-	-
	313,609	347,574	3,026,247	2,998,150
Local operations				
Indexed by TJLP, TR(*) and IGP-M	9,707	8,928	61,514	47,333
Basket of currencies	26,716	26,765	55,658	62,452
Loans in U.S. dollars	1,770	1,768	210,156	210,308
Non-convertible debentures	-	-	6,009	7,371
Accrued charges	4,870	1,831	-	-
	43,063	39,292	333,337	327,464
	356,672	386,866	3,359,584	3,325,614

(*) TR - Reference Rate

(a) Foreign currency loans and financing were converted into *reais* at exchange rates effective on the quarterly information date, with US$ 1.00 equal to R$ 2.3236 on 03/31/02 (R$ 2.3204 on 12/31/01) and ¥ 1.00 equal to R$ 0.017520 on 03/31/02 (R$ 0.017707 on 12/31/01);

(b) Of the total loans and financing, R$ 654,511 are guaranteed by the federal government (with full counter-guarantees) and R$ 90,888 have third-party guarantees.

(c) Amortization of principal and finance charges incurred on long-term loans and financing obtained abroad and domestically mature as follows as of 03/31/02:

2003	1,047,531
2004	1,455,598
2005	333,833
2006	174,684
2007 onward	347,938
	3,359,584

(d)   Long-term external and domestic loans and financing were subject to annual interest rates on 03/31/02 as follows:

Up to 3%	838,941
3.1 to 5%	1,254,152
5.1 to 7%	235,540
7.1 to 9%	98,677
9.1 to 11%	1,175,011
Over 11%	113,935
	3,716,256

(e)   The estimated market values of long-term loans and financing calculated to present value based on available interest rates as of 03/31/02   are close to their market values;

(f)   The loans and financing, by currencies/index in:



R$ 5,491,091

6.12 - Securitization Program

On September 29, 2000, CVRD finalized the financial conditions for a US$ 300 securitization program based on existing and future receivables generated by its subsidiary CVRD Overseas Ltd.. This transaction, relating to exports of iron ore and pellets to six of CVRD's major customers in Europe, the United States and Asia, was structured by Bank of America Securities LLC, and is divided into three tranches as follows:

Tranches	Amount (US$ million)	Maturity	Grace Period (years)	Yield to Investor (p.y.)
1	25	10/15/2007	2	8.682%
2 (insured)	125	10/15/2007	2	Libor+0.65%
3	150	10/15/2010	3	8.926%

The balance of this operation on 03/31/02 totals R$ 706,111 (R$ 9,031 in current liabilities and R$ 697,080 in long-term liabilities) and is included in related party liabilities to the subsidiary CVRD Overseas Ltd. (Note 6.6).

6.13 - Contingent Liabilities

At the quaterly information and financial statement dates the contingent liabilities of the Company were:

(a) Provisions for contingencies and respective judicial deposits, considered by management and its legal counsel as sufficient to cover possible losses from any type of lawsuit, were as follows:

	Judicial deposits		Provisions for contingencies	
	03/31/02	12/31/01	03/31/02	12/31/01
Tax contingencies	303,138	284,396	323,978	307,509
Labor claims	110,170	109,065	310,216	300,303
Civil claims	3,820	3,587	249,750	273,361
Marketable securities	117,980	113,838	-	-
Others	4,118	5,382	19,872	12,553
Total	539,226	516,268	903,816	893,726

The Company and its subsidiaries are parties to labor, civil, tax and other suits have been contesting these matters both administratively and in the courts. When necessary, these are backed by judicial deposits. Provisions for eventual losses are estimated and restated monetarily by management upon the advice of the legal department and outside counsel.

Tax contingencies relate principally to a legal process claiming unconstitutionality of the change in the calculation basis of PIS and COFINS social contribution introduced by Law 9,718/98.

Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Marketable securities are related to guarantees of civil claims.

(b) Guarantees given to jointly controlled companies (normally in proportion to the Company's percentage of participation) are as follows:

	03/31/02	12/31/01
ALBRAS - Alumínio Brasileiro S.A.	828,431	839,667
ALUNORTE - Alumina do Norte do Brasil S.A.	167,690	170,206
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	92,981	92,852
Ferrovia Centro-Atlântica S.A.	287,114	270,991
Salobo Metais S.A.	167,069	165,504
Sepetiba Tecon S.A.	58,864	58,837
Others	2,647	5,383
	1,604,796	1,603,440

The breakdown of guarantees by currency is:

	03/31/02	12/31/01
U.S. Dollar	1,103,070	1,118,198
Real	501,726	485,242
	1,604,796	1,603,440

(c) Upon privatization of the Company in 1997, debentures were issued to the then stockholders, including the federal government. The maturity dates of these debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from subsequent mineral discoveries.

At present, the debentures cannot be traded. They may only be traded three months after March 2002 when the Company will be obliged to register the debentures with the CVM to allow their negotiation.

According to the regulations of the Brazilian Central Bank, the pre-privatization stockholders who held their shares through American Depositary Receipts (ADRs) were not authorized to receive debentures or any other financial benefits related to same. The Company will present a new request to the Central Bank, but there is no guarantee that it will be granted.

The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenues from determined mineral resources held by the Company in May 1997, as per the table below:

Area	Mineral	Required payments by CVRD
Southern System	Iron ore	1.8% of net revenue, after total production from May 1997 exceeds 1.7 billion tons.
Northern System	Iron ore	1.8% of net revenue, after total production from May 1997 exceeds 1.2 billion tons.
Pojuca, Andorinhas, Liberdade and Sossego	Gold and copper	2.5% of net revenue from the beginning of commercial production.
Igarapé Bahia and Alemão	Gold and copper	2.5% of net revenue, after total production from the beginning of commercial production exceeds 70 tons of gold.
Fazenda Brasileiro	Gold	2.5% of net revenue after total production from the beginning of commercial production exceeds 26 tons.
Other areas, excluding Carajás/Serra Leste	Gold	2.5% of net revenue.
Other areas owned as of May 1997	Other minerals	1% of net revenue, four years after the beginning of commercial production.
All areas	Sale of mineral rights owned as of May 1997	1% of the sales price.

Based on current production levels and estimates for new projects, the forecast is to start payments referring to copper resources in 2004, iron ore in approximately 2012, and other types of minerals in later years. The obligation to make payment to the debenture holders will expire when the pertinent mineral resources are depleted.

(d)   The Company has commitments under a take-or-pay contract to acquire approximately 207,000 tons of aluminum per year from ALBRAS at market prices. This estimate is based on 51% of the estimated output of ALBRAS at a market price of US$ 1,421.00 per ton on March 31, 2002, representing an annual commitment of R$ 683,480 based on the final exchange rate of 03/31/02. The same applies to 537,272 tons of alumina per year produced by ALUNORTE, which at a market price of US$ 172.21 per ton on March 31, 2002 represents a yearly commitment of R$ 214,990 on the same exchange rate mentioned. The effective take of ALBRAS was R$ 139,493 and R$ 149,970 in 03/31/02 and 03/31/01, respectively, and directly from ALUNORTE (net of the take assigned to ALBRAS), was R$ 12,771 and R$ 16,476 in 03/31/02 and 03/31/01, respectively.

6.14 - Environmental and Site Reclamation and Restoration Costs

Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. On March 31, 2002, the provision for environmental liabilities amounted to R$ 62,899 (R$ 65,675 on 03/31/01), which was accounted in "Others" in long-term liabilities.

6.15 - Pension Plan - VALIA

The Fundação Vale do Rio Doce de Seguridade Social - VALIA is a non-profit entity, legally separate from the CVRD, founded in 1973 to provide supplementary social security benefits to the employees of the Company, its subsidiaries, affiliated companies and others that participate or may in the future participate in plans administered by the Foundation.

The Company and various of its subsidiaries and affiliated companies are sponsors of Valia, in the following benefit plans:

(a)   Benefit Plan

Defined Benefit Plan - " BD"

A pure defined benefit plan, now being phased out, instituted in 1973 upon establishment of Valia. This plan has been closed to new members and is maintained only for existing retired participants and their beneficiaries and a few residual active participants.

Mixed-Benefit Plan - " Vale Mais"

A mixed plan which offers programmable retirement income benefits of the defined contribution type, independent of government Social Security. It also includes a deferred severance benefit (vesting), as well as risk benefits: retirement for disability, death benefits and sick-leave assistance. This new plan has more modern, transparent and flexible rules that make it more attractive for employees and more economical for the sponsors.

" Vale Mais" was established in May 2000 and nearly 98.7% of the active participants migrated to this new plan.

The contributions of the sponsors are as follows:

- Ordinary contribution - Destined to accrue the resources necessary to grant income benefits, sponsor contributions are matched equally by participants, up to 9% of their participation salaries, which may not exceed ten "plan reference units" (this limit was R$1,383.86 in December 2001).

- Extraordinary contribution - This can be made at any time, at the discretion of the sponsors.

- Normal contribution - To fund the risk plan and administrative expenses, fixed by the actuary based on actuarial appraisals.

- Special contribution - Destined to cover any special commitment that may arise.

During 2001, the Company made contributions to VALIA in the amount of R$ 6,947 (R$ 4,881 on 03/31/01) to fund the benefit plans it sponsors.

(b)   Actuarial liability

This provision is the result of the Company's responsibility to provide supplementary pensions relating to the early retirement programs of 1987 and 1989, in the amount of R$ 456,401 and an additional amount of R$ 33,075 as required by CVM Deliberation 371. These liabilities were calculated by an independent actuary for the year 2001 and represent the current value of the benefits and pensions. Part is recorded in ''Pension Plan'' account in current liabilities - R$ 63,896 (R$ 64,506 on 12/31/01) and part in long-term liabilities - R$ 425,580   (R$ 429,325 on 12/31/01).

The actuarial assumptions and economics' hypothesis adopted in the actuarial calculations for the year 2001, were disclosed in the Financial Statements ended December 31, 2001.

(c)   Subsidiaries and affiliated companies

Some subsidiary and affiliated companies that do not participate in the social security plan through VALIA also record their actuarial liabilities referring to the plans they sponsor as set forth in CVM Deliberation 371 of December 13, 2000.

6.16 - Capital

The Company's capital is R$ 4 billion, corresponding to 388,559,056 book shares, of which 249,983,143 are common shares, 138,575,913 are preferred class "A" shares, the latter including one special preferred share (''Golden Share''), all with no par value. On April 29, 2002, the Extraordinary Stockholders' General Meeting approved a capital increase from R$ 4 billion to R$ 5 billion, without new shares issues, but through capitalization of reserves in the amount of R$ 1 billion.

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share.

The special ''Golden Share'' created during the privatization in 1997 belongs to the Brazilian Government. This share gives it the right to a permanent veto of changes in the Company's name, headquarters location, nature as a mining enterprise, continuous operation of the integrated mining, transportation and loading systems and other matters determined in the Bylaws.

On 03/31/02 the Company's capital is comprised as follows:

Number of shares

Stockholders	Commom	%	Preferred	%	Total	%
Valepar S.A.	105,443,070	42	-	-	105,443,070	27
Brasilian Government (National Treasury /BNDES/ INSS /FPS) (b)	-	-	5,075,341	4	5,075,341	1
American Depositary Receipts - ADRs	44,795,640	18	59,089,911	42	103,885,551	27
Litel Participações S.A. (a)	25,272,641	10	-	-	25,272,641	7
BNDESPar	11,672,271	5	1,251,980	1	12,924,251	3
Clube de Investimentos dos Empregados da Vale - INVESTVALE	10,735,369	4	-	-	10,735,369	3
Foreign - institutional investors	6,258,258	3	42,840,671	31	49,098,929	13
Brazil - institutional investors	33,335,998	13	15,092,702	11	48,428,700	12
Brazil - retail investors	7,754,726	3	15,220,557	11	22,975,283	6
Treasury stock	4,715,170	2	4,751	-	4,719,921	1
Total	249,983,143	100	138,575,913	100	388,559,056	100

(a) Litel is the corporate vehicle pursuant to which Previ, Petros, Funcef and Fundação CESP, each of which is a Brazilian pension fund, hold common shares in CVRD and Valepar.

(b) The National Bank for Economic and Social Development (BNDES), in its own name and on behalf of the Brazilian Government, continued the privatization process started in 1997, as per the terms of the Privatization Rules, sold on 03/21/02 78,787,838 common shares of CVRD.

As of 03/31/02, the number of holders of record who are residents of Brazil was 32,770. These stockholders owned 235,624,631 shares, representing 66.6% of the capital stock.

Members of the Board of Directors and Executive Board, as a group, hold 17 common shares and 209 preferred shares.

6.17- American Depositary Receipts (ADR) Program

On 06/20/00, the Company obtained ADR registration (Level 2) from the United States Securities and Exchange Commission (SEC), beginning a process for its preferred shares to be traded on the New York Stock Exchange (NYSE). On 03/21/02, in connection with the sale of shares of BNDES and Government's shares, the common shares began to be traded on NYSE. Each ADR represents 1 (one) preferred Class ''A'' or common share, traded under the code ''RIOPR'' and ''Rio'', respectively.

6.18- Treasury Stock

The Board of Directors, under the terms of subparagraph XV from Article 13 of the Bylaws and based on Article 30 of Law 6,404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.

On October 24, 2001, an Extraordinary General Meeting authorized the acquisition of up to 19 million nominative book shares, with no par value, with 14 million being common shares and 5 million preferred shares, in order to hold in treasury for later sale or

cancellation, without decreasing in capital stock. Up to 03/31/02, 4,715,170 common and 4,751 preferred shares had been acquired at a cost of R$ 131,347, and had been held in treasury.

Class	Shares Quantity 03/31/02	Shares Quantity 12/31/01	Unit acquisition cost Average	Unit acquisition cost Low	Unit acquisition cost High	Average quoted market price 03/31/02	Average quoted market price 12/31/01
Preferred	4,751	91	51.45	14.02	52.40	61.51	52.44
Common	4,715,170	4,715,170	27.80	20.07	52.09	63.05	50.21
	4,719,921	4,715,261					

6.19- Financial Result

The amounts included in the income statement are as follows:

	03/31/02	03/31/01
Financial expenses		
Foreign debt	(52,465)	(61,387)
Local debt	(18,179)	(14,635)
Related parties, net	(14,485)	(7,090)
Others (*)	(20,715)	(13,220)
	(105,844)	(96,332)
Monetary and exchange rate variation on liabilities	11,520	(372,947)
Financial income		
Marketable securities	23,266	32,393
Others	8,779	6,673
	32,045	39,066
Monetary and exchange rate variation on assets	11,949	41,856
Financial income (expenses), net	(50,330)	(388,357)

(*) Includes net losses on derivative financial instruments (Note 6.20).

6.20 - Financial Instruments - Derivatives

The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivatives instruments.

The Company's risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines generally prohibit speculative trading and short selling and require diversification of transactions and counterparties. The policy of the Company is to settle all contracts financially without physical delivery of the products. The overall position of the portfolio is assessed and monitored daily to measure the financial results and the impact on cash flow. The credit limits and creditworthiness of counterparties are also reviewed periodically. The results of hedging are reported monthly to the Executive Board.

Interest Rate Risk

Interest rate risk derives from floating-rate debt, mainly from trade finance operations. The portion of floating-rate debt denominated in foreign currency is mainly subject to fluctuations in the LIBOR (London Interbank Offered Rate). The portion of floating-rate debt expressed in *reais* refers basically to the Brazilian long-term interest rate (TJLP), established by the Brazilian Central Bank. Since May 1998, CVRD has been using derivatives to limit its exposure to fluctuations in the LIBOR, through LIBOR´s swap instruments based on fixed rates.

The interest rate derivatives portfolio consists mainly of options trades aiming to cap exposure to interest rate fluctuations, establishing upper and lower limits. Some operations are subject to knock-out provisions which, if triggered, eliminate the protection provided by the cap.

The table below provides information regarding the interest rate derivatives portfolio for 03/31/02 and 03/31/01.

				03/31/02			03/31/01
Type	Notional value (in US$ thousand)	Rate range	Unrealized gain (loss) (in R$ thousand)	Final maturity	Notional value (in US$ thousand)	Rate range	Unrealized gain (loss) (in R$ thousand)
Cap	1,350	5.0 - 8.0%	6,866	Aug/05	1,325	5.0 - 8.0%	5,235
Floor	1,000	5.0 - 6.5%	(46,242)	Aug/05	975	5.0 - 6.5%	(34,428)
Swap	125	5.5 - 7.5%	(19,171)	Oct/07	125	5.5 - 7.5%	(15,475)
Total			(58,547)				(44,668)

Exchange Rate Risk

Exchange rate risk comes from foreign currency debts. On the other hand, a substantial part of the Company's revenues are denominated or indexed in U.S. dollars, while the majority of costs are in *reais*. This provides a natural hedge against possible devaluations of Brazilian currency against the dollar. Events of this nature have an immediate negative impact on foreign currency debt, offset by the positive effect on future cash flows.

The Company adopts a strategy of monitoring market fluctuations and, if necessary, carrying out derivatives operations to cover risks related to these variations.

The portion of debt denominated in euros and Japanese yen is protected by derivatives to cover risks of exchange rate movements of these currencies.

The table below shows the exchange rate derivatives portfolio for 03/31/02 and 03/31/01. These operations are range forwards which were structured to ensure the purchase price of the following currencies:

				03/31/02			03/31/01
Type	Notional value (in US$ million)	Rate range	Unrealized gain (loss) (in R$ thousand)	Final maturity	Notional value (in US$ million)	Rate range	Unrealized gain (loss) (in R$ thousand)
Yen purchased	5	¥ 70 - 110 per US$	(9,278)	Apr/05	44	¥ 70 - 110 per US$	(9,042)
Euros purchased	8	E 1.10 - 1.30 per US$	(5,384)	Apr/05	12	E 1.10 - 1.30 per US$	(5,739)
Euros sold	9	E 0.90 - 1.20 per US$	2	May/02	4	E 0.90 - 1.20 per US$	333
Total			(14,660)				(14,448)

Commodities Price Risk

The prices of iron ore, the Company's main product, are set in annual negotiations between producers and consumers and are notably stable over time. The Company does not enter into derivatives operations to hedge iron ore exposure.

The Company uses hedge instruments to manage its exposure to changes in the price of gold. These derivatives operations allow establishment of a minimum profit level for future gold output. The Company actively manages its open positions, with the results reported monthly to senior management to allow adjustment of targets and strategies in response to market conditions.

The following table shows the gold derivatives portfolio of the Company on 03/31/02 and 03/31/01.

Type	Quantity (oz)	Price range US$/oz	Unrealized gain (loss) (in R$ thousand)	Final maturity	Quantity (oz)	Price range US$/oz	Unrealized gain (loss) (in R$ thousand)
			03/31/02				03/31/01
Puts purchased	509,000	270 - 350	18,577	Dec/06	292,000	300 - 355	35,610
Calls sold	658,500	300 - 390	(23,131)	Dec/06	769,800	300 - 380	(3,227)
Puts hybrid	10,000		337	Nov/05	175,000		2,529
Calls hybrid	10,000		(420)	Nov/05	135,000		(525)
Total			(4,637)				34,387

6.21 - Exchange Rate Exposure

The exchange rate exposure is predominantly in U.S. dollars.

	Parent Company		Subsidiaries and Affiliated Companies (*)	
	In millions of *reais*			
Assets	03/31/02	12/31/01	03/31/02	12/31/01
Current				
Cash and banks and marketable securities	196	508	126	86
Others	2,062	1,709	600	821
	2,258	2,217	726	907
Long-term receivables	922	1,238	32	71
Investments	2,593	2,524	37	72
Total	5,773	5,979	795	1,050
Liabilities				
Current				
Short-term loans and financing	2,120	1,304	1,012	1,191
Others	233	398	205	203
	2,353	1,702	1,217	1,394
Long-term liabilities				
Loans and financing	3,292	3,271	1,382	1,961
Others	1,791	1,760	454	178
	5,083	5,031	1,836	2,139
Total	7,436	6,733	3,053	3,533
Liabilities - R$	(1,663)	(754)	(2,258)	(2,483)
Liabilities - US$	(716)	(325)	(972)	(1,070)

(*) Proportional to the percentage of participation

6.22- Subsequent Events

On May 8, 2002, the Company through its subsdiaries Itabira Rio Doce Company Limited and Caulim do Brasil Investimentos S.A., and Anglo American plc (Anglo) concluded the terms of an acquisition and sale of shares' contract in order to transfer the total interest held by Anglo on Salobo Metais S.A.'s (Salobo) capital which corresponds to 44,172,369 shares, representing 50% of Salobo's capital stock, in the amount of US$ 50,9 millions. The enforcement of the negotiation is subjected to certain conditions usually taken in this kind of transaction. With this acquisition, the Company will hold, directly or indirectly through its subsidiries, 100% of Salobo's capital stock.

7- OTHER INFORMATION THE COMPANY DEEMS RELEVANT

7.1   Net Accumulated Income (in R$ Million)



7.2-   Factors Affecting Net Income in the Last 12 Months (in R$ Million)



7.3 - Business Perfomance Ratios

	03/31/02	12/31/01
Capital Ratios		
1 - Capital assets to stockholders' equity (Permanent assets/Equity * 100) - (%)	134.76	135.37
2 - Capital assets to total liabilities (Permanent assets/Total liabilities * 100) - (%)	138.60	149.44
3 - Total liabilities to stockholders' equity (Total liabilities/Equity * 100) - (%)	97.23	90.58
4 - Short to total liabilities (Short-term liabilities/Total liabilities * 100) - (%)	39.57	34.44
5 - Stockholders' equity to total liabilities (Equity/Total liabilities *100) - (%)	102.85	110.39
6 - Capital assets to non-current funds (Permanent assets/(Equity + Long-term liabilities)) *100) - (%)	84.89	84.93
7 - Net Debt / Stockholders' equity (Net debt (a) / Equity)	0.35	0.37
8 - Net Debt (a) / Total Assets	0.18	0.19
9 - Leverage (Total Assets / Equity)	1.97	1.91

	03/31/02	03/31/01
Profitability and Other Ratios		
1 - Gross Margin (Gross profit / Net operating revenues * 100) - (%)	44.82	46.60
2 - Operating Margin (Operating income / Net operating revenues * 100) - (%)	38.59	26.44
3 - Net Margin (Net income / Net operating revenues * 100) - (%)	41.00	49.97
4 - Return on Assets (Net income (annualized) / Total assets *100) - ROA (%)	10.63	13.34
5 - Return on Equity (Net income (annualized) / Equity *100) - ROE (%)	20.96	24.22
6 - Total asset turnover (Net operating revenues (annualized) / Total assets)	0.26	0.27
7 - P/E (Price of preferred class A share / Earnings per share (annualized))	9.32	7.62
8 - Price /Book Value (Price of preferred class A share / Book value per share)	1.95	1.85
9 - Net income per outstanding share (Net income (annualized) / Number of shares outstanding)	6.60	6.86
10 - NOPLAT / Operating Income (%)	37.34	41.70
11 - EBITDA + Dividends received / Financial expenses on financing	13.96	9.08
12- EBITDA + Dividends Received / Operating Income (%)	47.13	52.24
13- Net Debt (a) / EBITDA + Dividends Received(annualized)	1.45	1.20
14- FCOL / Financial expenses on financing	9.78	14.70

Note:

The income statement data has been annualized.

a) Net Debt = short and long-term debt, net of related party loans, less cash and cash equivalents; annualized with the income then ended.

7.4- Segment and Geographic Information

The Company's business areas are as follows:

Ferrous - mining of iron ore and manganese and production of pellets, as well as their commercialization and respective rail transport and port handling (both for the Northern and Southern Systems).

Non-ferrous - includes gold production, potash, geological prospecting and other non-ferrous minerals.

Logistics - activities related to railroads and ports together with investments in the area of maritime and rail transport and port services.

Investments - includes commercialization of aluminum products and investments in joint ventures and affiliates involved in the production of bauxite, alumina refining and aluminum smelting, as well as holdings in companies in the pulp and paper sector and in steel making.

Corporate center - comprises the functional areas of control, finance, legal affairs, human resources, administration, information technology and investor relations.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with Brazilian corporate law together with certain minor inter-segment allocations, and is focused primarily on return on capital employed (ROCE), net operating profit less taxes (NOPLAT) as well as net income.

Information related to period ended 03/31/01 is as follows:

	Ferrous	Non-ferrous	Logistics	Corporate Center	03/31/01 TOTAL
EBITDA	622,611	31,475	70,949	(35,060)	689,975
EBITDA % of total	90.2%	4.6%	10.3%	(5.1%)	100.0%
EBITDA margin %	56.2%	34.0%	59.1%	-	52.2%

7.5- Share Performance on Stock Exchanges (Unaudited)

The following table shows the high and low closing sale prices for the Preferred Class A Shares and Common Shares on the São Paulo Stock Exchange, and for the ADRs in the New York Stock Exchange (NYSE) (each ADR represents 1 preferred share class A).



	In reais				In US$			
	Preferred Class A Shares		Common Shares		ADRs - Preferred Shares		ADRs - Common Shares	
	High	Low	High	Low	High	Low	High	Low
2001								
First Quarter	53.60	44.00	51.00	42.70	26.98	23.05	-	-
Second Quarter	58.60	49.05	54.00	46.50	25.70	22.05	-	-
Third Quarter	55.00	45.50	55.00	46.40	23.15	18.65	-	-
Fourth Quarter	54.00	53.52	53.40	52.60	23.61	21.35	-	-
2002								
First Quarter	62.00	61.00	63.69	62.00	27.49	21.52	27.39	26.15

7. 6- Capital Expenditures (Unaudited)

	In thousands of reais		
	ACTUAL UP TO 03/02	APPROVED FOR 2002	% ACTUAL
Ongoing Capital Expenditures			
Replacement/Refurbishment/Improvement	174,158	515,916	33.8
Geological Research	16,628	102,536	16.2
Technological Research/Development	4,366	37,750	11.6
Environment	541	1,293	41.8
Informatics / Telecommunications	10,884	109,644	9.9
	206,577	767,139	26.9
Equity Investments	340,317	649,755	52.4
Direct Investments	253,040	1,021,106	24.8
Total Capital Expenditures	799,934	2,438,000	32.8

7.7- Operations for the period ended March (Unaudited)

	(Million metric tons)		
	2002	2001	VAR %
PRODUCTION/PURCHASE			
IRON ORE	28.4	27.9	1.8
PELLETS	3.4	3.6	(5.6)
POTASH	0.1	0.1	-
GOLD (thousand Kg)	3.6	3.3	9.1
RAILROAD OPERATIONS - GENERAL CARGO			
EFVM	6.4	6.0	6.7
FCA	5.0	5.2	(3.8)
EFC	1.0	0.9	11.1
EFVM - TKU	2.7	2.6	3.8
FCA - TKU	1.8	2.0	(10.0)
EFC - TKU	0.7	0.3	133.3
PORT OPERATIONS			
TUBARÃO	4.0	4.0	-
SÃO LUIZ	0.4	0.8	(50.0)
DOCENAVE OPERATIONS			
BULK CARGO	1,702	9,217	(81.5)
GENERAL CARGO (TEUS)	16,182	13,189	22.7
MANOEVERS	1,596	1,400	14.0

7.8-   Changes in Prices (Unaudited)

The following table sets forth the prices for the products of the Company and its subsidiary and jointly controlled companies for the periods indicated:

	Asia Iron Ore (SSF) (US$/ton)	Europe Iron Ore (SFCJ) (US$/ton)	Gold (US$/ounce)	Aluminum (US$/ton)
2001				
March	15.35	18.68	257.70	1,569.59
June	16.32	18.68	269.50	1,536.30
September	16.32	18.68	293.10	1,405.96
December	16.32	18.68	277.70	1,362.36
2002				
March	16.32	18.68	299.00	1,405.40

7.9- Iron Ore and Pellet Sales (Main Markets) (Unaudited)

(Millons of tons)

	1998	%	1999	%	2000	%	2001	%	JAN to MAR 2001	%	JAN to MAR 2002	%
FOREIGN MARKET												
ÁSIA												
CHINA	5.7	6	7.3	8	9.2	8	14.9	12	3.1	10	4.4	13
KOREA	7.1	7	7.9	8	7.0	6	6.0	5	1.5	5	2.1	6
PHILIPPINES	0.9	1	1.6	2	1.4	1	1.2	1	0.4	1	0.6	2
JAPAN	17.3	17	16.9	17	17.5	15	17.1	13	4.3	14	3.7	11
TAIWAN	1.6	2	1.8	2	1.6	2	2.2	2	0.8	3	0.4	1
OTHERS	1.1	1	0.6	-	0.4	-	1.1	1	0.1	-	-	-
	33.7	34	36.1	37	37.1	32	42.5	34	10.2	33	11.2	33
EUROPE												
GERMANY	9.4	9	8.0	8	8.2	7	10.1	8	2.2	7	3.4	10
SPAIN	3.6	4	3.6	4	2.9	2	2.9	2	0.6	2	0.8	2
FRANCE	3.0	3	2.1	2	2.9	2	3.9	3	0.6	2	1.3	4
ITALY	6.1	6	5.0	5	4.8	4	5.1	4	1.2	4	1.0	3
UNITED KINGDOM	2.4	2	1.6	2	1.5	2	1.6	1	0.4	1	0.7	2
OTHERS	5.7	6	4.7	5	8.2	7	10.8	8	2.0	7	2.9	9
	30.2	30	25.0	26	28.5	24	34.4	26	7.0	23	10.1	30
AMERICAS												
ARGENTINA	2.3	2	1.6	2	1.4	1	1.9	1	0.5	2	0.4	1
UNITED STATES	3.1	3	3.0	3	3.5	3	2.9	2	0.9	3	0.9	2
OTHERS	2.2	2	1.8	2	2.0	2	1.5	1	0.3	1	0.3	1
	7.6	7	6.4	7	6.9	6	6.3	4	1.7	6	1.6	4
AFRICA/MID.EAST/OCEANIA												
BAHREIN	1.2	1	1.5	2	2.0	2	1.7	1	0.3	1	0.8	3
OTHERS	3.2	3	3.6	4	5.2	4	5.1	4	1.2	4	0.8	3
	4.4	4	5.1	6	7.2	6	6.8	5	1.5	5	1.6	6
	75.9	75	72.6	76	79.7	68	90.0	69	20.4	67	24.5	73
DOMESTIC MARKET												
STEEL MILLS	15.0	15	13.6	14	15.5	13	20.2	16	4.8	16	5.1	15
PELLETING AFFILIATES	8.6	10	10.1	10	21.6	19	19.7	15	5.0	17	4.0	12
	23.6	25	23.7	24	37.1	32	39.9	31	9.8	33	9.1	27
TOTAL	99.5	100	96.3	100	116.8	100	129.9	100	30.2	100	33.6	100

Exports by System

(Millons of tons)

	1998	%	1999	%	2000	%	2001	%	JAN to MAR 2001	%	JAN to MAR 2002	%
NORTHERN SYSTEM	41.8	55	40.5	56	43.3	54	50.8	39	12.4	61	10.8	44
SOUTHERN SYSTEM	34.1	45	32.1	44	36.4	46	79.1	61	8.0	39	13.7	56
	75.9	100	72.6	100	79.7	100	129.9	100	20.4	100	24.5	100

7.10- Shareholding Interests (Organizational Chart at 03/31/02)

Companies of the CVRD Group Holding in Total Stock(%)



Companhia Vale do Rio Doce
Valepar 27.14%
Public 72.86%
Ferrous
Non Ferrous
Logistics
Holdings
Energy
Others Abroad
Iron Ore and Pellets
ZAGAIA Participações
CVRD 100.00
Ferteco
ZAGAIA 100.00
Ferteco International
Ferteco 100.00
Belém-Adm e Part. Ltda
CVRD 99.99
Docepar 0.01
Baovale Mineração S.A.
CVRD 50.00
Shanghai Baosteel 50.00
Minas da Serra Geral **
CVRD 51.00
Kawasaki 24.50
Japanese Group 24.50
CAEMI
Amazon (Itaco) 16.82
Mitsui 43.37
Others 39.81
Samarco MineraçãoS/A
CVRD 50.00
BHP Brasil 50.00
Hispanobrás **
CVRD 50.89
Aceralia CS 49.11
Itabrasco **
CVRD 50.90
Ilva 49.10
Nibrasco **
CVRD 51.00
Nippon Steel 25.39
Japanese Group 23.61
Kobrasco **
CVRD 50.00
POSCO 50.00
Kobin **
Kobrasco 100.00
GIIC *
ITACO 50.00
Gulf Invest. Co. 50.00
Manganese and Alloys
Urucum Mineração S.A.
CVRD 100.00
RDME *
ITACO 100.00
SIBRA
CVRD 99.21
Others 0.79
CPFL
SIBRA 93.59
CVRD 0.23
Others 6.17
Nova Era Silicon **
CVRD 49.00
Mitsubishi 25.50
Kawasaki 22.52
Mizushima 2.98
Subsidiary
Affiliated
Other Participations
Consortium
* Companies with head offices abroad
** Holding linked to a Stockholders Agreement
Precious Metals, Base Metals and Industry Minerals
Docegeo
CVRD 99.998
Others 0.002
24 Empresas de Mineração
CVRD 100.00
PPSA
CVRD 75.50
Mitsubishi 18.88
IFC 5.62
PPSA Overseas
PPSA 100.00
Salobo Metais **
CVRD 50.00
Anglo-American 50.00
Mineração Sossego
Min. Andirá 49.85
Camelback (Itaco) 50.15
Railroads and Ports
TVV - Terminal de Vila Velha S.A.
CVRD 99.87
Min.Tacumã 0.005
Employees 0.108
Ferrovia Centro Atlântica S.A
Min.Tacumã 45.65
VALIA 9.99
KRJ 12.31
CARMO 9.99
CPP 1.03
CSN 11.95
Others 9.08
Companhia Ferroviária do Nordeste
CVRD 30.00
Taquari 30.00
CSN 30.00
Employees 10.00
Ferroban
Ferropasa 37.91
CVRD 18.74
Capmelissa 6.96
Dasaiev(LAIF) 6.96
Funcef 6.79
Previ 6.79
Others 15.85
CSN Aceros S.A. *
ITACO 62.50
CSN Panamá 37.50
Sepetiba Tecon
CSN Aceros S.A. 80.00
CSN 20.00
Shipping
Docenave
CVRD 100.00
Navedoce *
Docenave 100.00
Seamar *
Docenave 100.00
Bauxite, Alumina and Aluminum
Aluvale
CVRD 94.74
ITACO 5.26
Albras **
Aluvale 51.00
NAAC 49.00
Valesul **
Aluvale 54.51
Billiton 45.49
Alunorte **
Aluvale 44.96
Norsk Hydro 33.21
MRN 12.62
NAAC 4.25
CBA 3.62
JAIC 1.34
Min. Rio do Norte **
Aluvale 40.00
Billiton 14.80
Alcan 12.00
CBA 10.00
Alcoa 8.58
Reynolds 5.00
Norsk Hydro 5.00
Abalco 4.62
Min. Vera Cruz
Aluvale 36.00
Paraibuna 42.88
Fina Emp. Part. 21.12
Fertilizers
Fosfértil
CVRD 10.96
Fertifós 55.36
Others 33.68
Timber, Pulp & Paper
Florestas Rio Doce
CVRD 99.85
Others 0.15
Celmar
CVRD 85.00
Nissho Iwai 15.00
Steel
CST **
CVRD 22.85
Acesita/Usinor 37.29
Kawasaki 7.91
Others 31.95
California Steel *
Rio Doce Ltd. 50.00
Kawasaki 50.00
Usiminas
CVRD 11.46
Nippon Usiminas 9.45
Previ 8.02
CIU 4.95
Others 66.12
Siderar (*)
Itabira Rio Doce 4.85
Usiminas 5.32
Sidertubes S/A 50.21
ISA (employees) 9.95
Others 29.67
e-Business
Valepontocom
CVRD 98.20
Others 1.80
Solostrata S/A
Valepontocom 100.00
Multistrata S/A
Valepontocom 100.00
Infostrata S/A
Valepontocom 100.00
Quadrem Int. Holdings LTD
ITACO 9.00
Others 91.00
Consortium Igarapava Usina Hidrelétrica
CVRD 38.15
Cia Mineira Metais 23.93
CSN 17.92
CEMIG 14.50
Min. Morro Velho 5.50
Consortium Porto Estrela Usina Hidrelétrica
CVRD 33.3333
CEMIG 33.3333
Coteminas 33.3333
Consortium Aimorés Usina Hidrelétrica
CVRD 51.00
CEMIG 49.00
Consortium Candonga Usina Hidrelétrica
CVRD 50.00
EPP 50.00
Consortium Funil Usina Hidrelétrica
CVRD 51.00
CEMIG 49.00
Consortium Capim Branco I e II - Usina Hidrelétrica
CVRD 48.42
CEMIG 21.05
Suzano 17.90
Votorantim 12.63
Consortium Foz do Chapecó Usina Hidrelétrica
CVRD 40.00
Foz do Chapecó Energia S.A. 60.00
Consortium Santa Isabel Usina Hidrelétrica
CVRD 43.85
Billiton 20.60
Alcoa 20.00
Votorantin 10.00
C.Corrêa Cimentos 5.55
Rio Doce International *
CVRD 100.00
Rio Doce Asia *
Rio Doce International 100.00
Rio Doce Europa S.'a.r.l. *
CVRD 99.80
Others 0.20
Rio Doce International Finance *
Rio Doce Europa 100.00
Itabira Rio Doce Company Ltd.- ITACO *
RDIF 100.00
Rio Doce America *
ITACO 100.00
Rio Doce Ltd. *
Rio Doce América100.00
CVRD Overseas
ITACO 100.00
CVRD Finance
CVRD Overseas 100.00
CVRD Europe Trading Energy B.V. - CETE
CVRD 100.00
Brasilux
CVRD 100.00
Rio Doce Comércio Internacional ApS *
CVRD 100.00
Itabira Internacional Serviços e Comércio *
RDCI Aps 99.99
Others 0.01

7.11- Information About ZAGAIA (Unaudited)

Statement of Income — In thousands of reais

	03/31/02
Operating revenues	-
Value-added taxes	-
Net operating revenues	-
Cost of products and services	-
Gross profit	-
Gain on investments accounted for by the equity method	29,051
Operating income (expenses)	
Selling	-
Administrative	-
Financial expenses	-
Financial income	-
Other operating expenses, net	-
	-
Net income for the period	29,051
Number of shares outstanding at the end of the period (in thousands)	1,278,180
Net earnings per share outstanding at the end of the period (R$)	0.0227

7.12- Information About RDE (Unaudited)

Statement of Income — In thousands of reais

	03/31/02	03/31/01
Operating revenues	-	1,846
Value-added taxes	-	-
Net operating revenues	-	1,846
Cost of products and services	-	-
Gross profit	-	1,846
Gain on investments accounted for by the equity method	91,780	71,858
Operating income (expenses)		
Selling	-	-
Administrative	-	-
Financial expenses	-	-
Financial income	-	-
Other operating expenses, net	-	-
	-	-
Operating profit	91,780	73,704
Non operating income (expenses), net	-	-
Income before income tax and social contribution	91,780	73,704
Income tax and social contribution	-	-
Net income for the period	91,780	73,704
Number of shares outstanding at the end of the period (in thousands)	1,000	1,000
Net earnings per share outstanding at the end of the period (R$)	91.7800	73.7040

PART III

8- EQUITY INVESTEE INFORMATION

8.1 - Aluminum Area - ALBRAS (Adjusted and Non-Audited)   Attachment I

Information		2002					2001				
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Quantity sold - external market	MT (thousand)	84	-	-	-	84	87	88	76	66	317
Quantity sold - internal market	MT (thousand)	4	-	-	-	4	3	4	4	4	15
Quantity sold - total	MT (thousand)	88	-	-	-	88	90	92	80	70	332
Average sales price - external market	US$	1,318.33	-	-	-	1,318.33	1,530.02	1,468.13	1,387.58	1,279.75	1,426.64
Average sales price - internal market	US$	1,352.12	-	-	-	1,352.12	1,606.92	1,528.21	1456.,51	1,330.54	1,477.68
Average sales price - total	US$	1,319.81	-	-	-	1,319.81	1,532.90	1,470.68	1,390.89	1,282.77	1,428.99
Long-term indebtedness, gross	US$	524,095	-	-	-	524,095	527,685	496,058	496,941	450,400	450,400
Short-term indebtedness, gross	US$	72,938	-	-	-	72,938	176,879	167,370	137,258	183,017	183,017
Total indebtedness, gross	US$	597,033	-	-	-	597,033	704,564	663,428	634,199	633,417	633,417
Long-term indebtedness, net	US$	524,095	-	-	-	524,095	527,685	496,058	496,941	450,400	450,400
Short-term indebtedness, net	US$	30,082	-	-	-	30,082	130,373	126,931	95,074	140,569	140,569
Total indebtedness, net	US$	554,177	-	-	-	554,177	658,058	622,989	592,015	590,969	590,969
Stockholders' equity	R$	299,202	-	-	-	299,202	189,460	198,660	2,854	223,256	223,256
Net operating revenues	R$	273,853	-	-	-	273,853	277,094	307,826	278,080	231,638	1,094,638
Cost of products	R$	(170,834)	-	-	-	(170,834)	(161,707)	(176,460)	(161,136)	(147,148)	(646,451)
Other expenses/revenues	R$	(12,562)	-	-	-	(12,562)	(12,828)	(9,735)	(43,619)	(12,542)	(78,724)
Depreciation, amortization and depletion	R$	15,555	-	-	-	15,555	19,149	15,091	15,417	18,539	68,196
EBITDA	R$	106,012	-	-	-	106,012	121,708	136,722	88,742	90,487	437,659
Depreciation, amortization and depletion	R$	(15,555)	-	-	-	(15,555)	(19,149)	(15,091)	(15,417)	(18,539)	(68,196)
EBIT	R$	90,457	-	-	-	90,457	102,559	121,631	73,325	71,948	369,463
Non-operating result	R$	(746)	-	-	-	(746)	582	(406)	(1,157)	23,285	22,304
Net financial result	R$	(11,141)	-	-	-	(11,141)	(119,075)	(114,009)	(251,524)	221,785	(262,823)
Income before income tax and social contribution	R$	78,570	-	-	-	78,570	(15,934)	7,216	(179,356)	317,018	128,944
Income tax and social contribution	R$	(2,627)	-	-	-	(2,627)	14,467	1,982	(16,449)	(96,706)	(96,706)
Net income	R$	75,943	-	-	-	75,943	(1,467)	9,198	(195,805)	220,312	32,238

Information		2002					2001				
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Quantity sold - external market	MT (thousand)	222	-	-	-	222	170	212	205	232	819
Quantity sold - internal market	MT (thousand)	205	-	-	-	205	193	195	160	173	721
Quantity sold - total	MT (thousand)	427	-	-	-	427	363	407	365	405	1,540
Average sales price - external market	US$	148.20	-	-	-	148.20	195.23	189.14	181.98	156.88	179.47
Average sales price - internal market	US$	175.94	-	-	-	175.94	202.01	195.80	188.73	181.10	192.36
Average sales price - total	US$	161.55	-	-	-	161.55	198.83	192.33	184.94	167.23	185.51
Long-term indebtedness, gross	US$	455,061	-	-	-	455,061	434,772	424,815	429,162	425,221	425,221
Short-term indebtedness, gross	US$	-	-	-	-	-	43,410	47,102	20,186	45,940	45,940
Total indebtedness, gross	US$	455,061	-	-	-	455,061	478,182	471,917	449,348	471,161	471,161
Long-term indebtedness, net	US$	455,061	-	-	-	455,061	405,254	394,715	429,162	425,221	425,221
Short-term indebtedness, net	US$	(60,110)	-	-	-	(60,110)	-	-	-	-	-
Total indebtedness, net	US$	394,951	-	-	-	394,951	405,254	394,715	429,162	425,221	425,221
Stockholders' equity	R$	573,946	-	-	-	573,946	433,497	417,974	334,924	526,231	526,231
Net operating revenues	R$	164,875	-	-	-	164,875	149,709	188,075	177,200	171,700	686,684
Cost of products	R$	(135,765)	-	-	-	(135,765)	(106,856)	(128,775)	(122,317)	(139,731)	(497,679)
Other expenses/revenues	R$	(7,377)	-	-	-	(7,377)	(4,729)	(6,886)	(3,869)	(7,857)	(23,341)
Depreciation, amortization and depletion	R$	12,802	-	-	-	12,802	12,904	12,861	12,773	12,927	51,465
EBITDA	R$	34,535	-	-	-	34,535	51,028	65,275	63,787	37,039	217,129
Depreciation, amortization and depletion	R$	(12,802)	-	-	-	(12,802)	(12,904)	(12,861)	(12,773)	(12,927)	(51,465)
EBIT	R$	21,733	-	-	-	21,733	38,124	52,414	51,014	24,112	165,664
Non-operating result	R$	(4)	-	-	-	(4)	749	(721)	104	31	163
Net financial result	R$	(10,936)	-	-	-	(10,936)	(97,766)	(75,812)	(156,652)	126,209	(204,021)
Income before income tax and social contribution	R$	10,793	-	-	-	10,793	(58,893)	(24,119)	(105,534)	150,352	(38,194)
Income tax and social contribution	R$	(726)	-	-	-	(726)	15,653	7,153	(22,808)	(11,305)	(11,307)
Net income	R$	10,067	-	-	-	10,067	(43,240)	(16,966)	(128,342)	139,047	(49,501)

Information		2002					2001				
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Quantity sold - external market	MT (thousand)	-	-	-	-	-	-	-	-	-	-
Quantity sold - internal market	MT (thousand)	-	-	-	-	-	-	-	7	9	16
Quantity sold - total	MT (thousand)	-	-	-	-	-	-	-	7	9	16
Average sales price - external market	US$	-	-	-	-	-	-	-	-	-	-
Average sales price - internal market	US$	-	-	-	-	-	-	-	1,966.10	1,748.02	1,843.43
Average sales price - total	US$	-	-	-	-	-	-	-	1,966.10	1,748.02	1,843.43
Short-term indebtedness, gross	US$	-	-	-	-	-	310	259	-	-	-
Total indebtedness, gross	US$	-	-	-	-	-	310	259	-	-	-
Stockholders' equity	R$	891,456	-	-	-	891,456	724,927	754,707	627,385	826,533	826,533
Net operating revenues	R$	288	-	-	-	288	323	438	599	507	1,867
Cost of products	R$	(22)	-	-	-	(22)	-	-	(15)	(34)	(49)
Other expenses/revenues	R$	4,571	-	-	-	4,571	3,650	315	2,547	4,824	11,336
Depreciation, amortization and depletion	R$	-	-	-	-	-	8	9	9	9	35
EBITDA	R$	4,837	-	-	-	4,837	3,981	762	3,140	5,306	13,189
Depreciation, amortization and depletion	R$	-	-	-	-	-	(8)	(9)	(9)	(9)	(35)
EBIT	R$	4,837	-	-	-	4,837	3,973	753	3,131	5,297	13,154
Gain on investments accounted for by the equity method	R$	57,892	-	-	-	57,892	(2,165)	27,928	(132,056)	222,617	116,324
Net financial result	R$	4,917	-	-	-	4,917	3,155	3,916	4,293	4,557	15,921
Income before income tax and social contribution	R$	67,646	-	-	-	67,646	4,963	32,597	(124,632)	232,471	145,399
Income tax and social contribution	R$	(2,723)	-	-	-	(2,723)	3,870	(2,818)	(2,689)	2,211	574
Net income	R$	64,923	-	-	-	64,923	8,833	29,779	(127,321)	234,682	145,973

Information		2002					2001				
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Quantity sold - external market	MT (thousand)	485	-	-	-	485	581	886	954	992	3,413
Quantity sold - internal market	MT (thousand)	1,296	-	-	-	1,296	1,604	1,946	1,806	2,183	7,539
Quantity sold - total	MT (thousand)	1,781	-	-	-	1,781	2,185	2,832	2,760	3,175	10,952
Average sales price - external market	US$	20.56	-	-	-	20.56	22.70	21.99	22.16	22.32	22.27
Average sales price - internal market	US$	19.39	-	-	-	19.39	20.08	20.16	20.37	21.00	20.36
Average sales price - total	US$	19.46	-	-	-	19.46	21.39	21.08	20.99	21.67	20.95
Long-term indebtedness, gross	US$	95,892	-	-	-	95,892	700	-	7,929	22,038	22,038
Short-term indebtedness, gross	US$	14,436	-	-	-	14,436	1,456	1,400	11,594	706	706
Total indebtedness, gross	US$	110,328	-	-	-	110,328	2,156	1,400	19,523	22,744	22,744
Stockholders' equity	R$	594,895	-	-	-	594,895	522,722	577,587	544,062	605,387	605,387
Net operating revenues	R$	76,448	-	-	-	76,448	86,629	124,021	139,255	154,020	503,925
Cost of products	R$	(39,697)	-	-	-	(39,697)	(38,030)	(58,247)	(59,943)	(65,360)	(221,580)
Other expenses/revenues	R$	(569)	-	-	-	(569)	(2,192)	(2,172)	(2,075)	(2,204)	(8,643)
Depreciation, amortization and depletion	R$	304	-	-	-	304	11,199	11,244	10,520	12,534	45,497
EBITDA	R$	36,486	-	-	-	36,486	57,606	74,846	87,757	98,990	319,199
Depreciation, amortization and depletion	R$	(304)	-	-	-	(304)	(11,199)	(11,244)	(10,520)	(12,534)	(45,497)
EBIT	R$	36,182	-	-	-	36,182	46,407	63,602	77,237	86,456	273,702
Gain on investments accounted for by the equity method	R$	(3,403)	-	-	-	(3,403)	(5,540)	(2,050)	(10,763)	16,868	(1,485)
Non-operating result	R$	(13)	-	-	-	(13)	(79)	82	133	(18)	118
Net financial result	R$	(1,804)	-	-	-	(1,804)	225	(1,895)	(2,541)	(3,574)	(7,785)
Income before income tax and social contribution	R$	30,962	-	-	-	30,962	41,013	59,739	64,066	99,732	264,550
Income tax and social contribution	R$	(6,522)	-	-	-	(6,522)	(3,845)	(4,875)	(11,692)	237	(20,175)
Net income	R$	24,440	-	-	-	24,440	37,168	54,864	52,374	99,969	244,375

Information		2002					2001				
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Quantity sold - external market	MT (thousand)	9	-	-	-	9	2	9	7	5	23
Quantity sold - internal market	MT (thousand)	12	-	-	-	12	14	17	11	11	53
Quantity sold - total	MT (thousand)	21	-	-	-	21	16	26	18	16	76
Average sales price - external market	US$	1,467.44	-	-	-	1,467.44	1,733.37	1,585.14	1,554.56	1,490.00	1,590.39
Average sales price - internal market	US$	1,906.21	-	-	-	1,906.21	2,155.46	2,047.69	1,934.35	1,887.58	2,054.36
Average sales price - total	US$	1,720.97	-	-	-	1,720.97	2,107.06	1,882.41	1,784.68	1,757.16	1,916.59
Long-term indebtedness, gross	US$	1,868	-	-	-	1,868	2,568	2,273	2,598	2,002	2,002
Short-term indebtedness, gross	US$	685	-	-	-	685	33,619	9,700	939	1,412	1,412
Total indebtedness, gross	US$	2,553	-	-	-	2,553	36,187	11,973	3,537	3,414	3,414
Long-term indebtedness, net	US$	1,868	-	-	-	1,868	2,568	2,273	2,598	2,002	2,002
Short-term indebtedness, net	US$	668	-	-	-	668	33,174	1,949	-	1,394	1,394
Total indebtedness, net	US$	2,536	-	-	-	2,536	35,742	4,222	2,598	3,396	3,396
Stockholders' equity	R$	231,170	-	-	-	231,170	190,016	205,881	218,141	224,900	224,900
Net operating revenues	R$	77,727	-	-	-	77,727	59,652	98,954	77,239	66,811	302,656
Cost of products	R$	(63,576)	-	-	-	(63,576)	(40,859)	(68,267)	(54,855)	(49,928)	(213,909)
Other expenses/revenues	R$	(3,223)	-	-	-	(3,223)	(5,104)	(11,433)	1,814	(5,956)	(20,679)
Depreciation, amortization and depletion	R$	3,332	-	-	-	3,332	3,510	3,027	3,912	3,307	13,756
EBITDA	R$	14,260	-	-	-	14,260	17,199	22,281	28,110	14,234	81,824
Depreciation, amortization and depletion	R$	(3,332)	-	-	-	(3,332)	(3,510)	(3,027)	(3,912)	(3,307)	(13,756)
EBIT	R$	10,928	-	-	-	10,928	13,689	19,254	24,198	10,927	68,068
Non-operating result	R$	55	-	-	-	55	49	(1,392)	13	(194)	(1,524)
Net financial result	R$	(597)	-	-	-	(597)	(3,079)	3,513	(8,500)	(1,087)	(9,153)
Income before income tax and social contribution	R$	10,386	-	-	-	10,386	10,659	21,375	15,711	9,646	57,391
Income tax and social contribution	R$	(4,122)	-	-	-	(4,122)	(2,597)	(5,510)	(3,451)	(2,887)	(14,445)
Net income	R$	6,264	-	-	-	6,264	8,062	15,865	12,260	6,759	42,946

Information		2002					2001				
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Quantity sold - external market	MT (thousand)	487	-	-	-	487	312	336	422	148	1,218
Quantity sold - internal market - CVRD	MT (thousand)	420	-	-	-	420	520	560	460	850	2,390
Quantity sold - total	MT (thousand)	907	-	-	-	907	832	896	882	998	3,608
Average sales price - external market	US$	31.33	-	-	-	31.33	30.80	30.79	32.84	31.46	31.44
Average sales price - internal market	US$	31.43	-	-	-	31.43	30.57	31.55	32.44	31.05	31.41
Average sales price - total	US$	31.38	-	-	-	31.38	30.65	31.26	32.64	31.12	31.42
Stockholders' equity	R$	85,476	-	-	-	85,476	73,036	76,910	85,853	80,461	80,461
Net operating revenues	R$	67,353	-	-	-	67,353	52,089	64,459	73,261	78,924	268,733
Cost of products	R$	(57,628)	-	-	-	(57,628)	(44,565)	(53,537)	(60,310)	(64,358)	(222,770)
Other expenses/revenues	R$	(737)	-	-	-	(737)	(502)	(487)	1,274	(2,620)	(2,335)
Depreciation, amortization and depletion	R$	2,458	-	-	-	2,458	2,377	2,378	2,376	2,437	9,568
EBITDA	R$	11,446	-	-	-	11,446	9,399	12,813	16,601	14,383	53,196
Depreciation, amortization and depletion	R$	(2,458)	-	-	-	(2,458)	(2,377)	(2,378)	(2,376)	(2,437)	(9,568)
EBIT	R$	8,988	-	-	-	8,988	7,022	10,435	14,225	11,946	43,628
Non-operating result	R$	(1,465)	-	-	-	(1,465)	(1,471)	(2,537)	(2,622)	(3,135)	(9,765)
Net financial result	R$	854	-	-	-	854	2,460	833	4,127	(5,038)	2,382
Income before income tax and social contribution	R$	8,377	-	-	-	8,377	8,011	8,731	15,730	3,773	36,245
Income tax and social contribution	R$	(3,362)	-	-	-	(3,362)	(2,161)	(3,419)	(5,347)	62	(10,865)
Net income	R$	5,015	-	-	-	5,015	5,850	5,312	10,383	3,835	25,380

Information		2002					2001				
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Quantity sold - external market	MT (thousand)	644	-	-	-	644	497	579	471	700	2,247
Quantity sold - internal market - CVRD	MT (thousand)	233	-	-	-	233	278	196	271	295	1,040
Quantity sold - total	MT (thousand)	877	-	-	-	877	775	775	742	995	3,287
Average sales price - external market	US$	31.16	-	-	-	31.16	31.13	31.96	31.80	31.67	31.63
Average sales price - internal market	US$	31.90	-	-	-	31.90	31.29	32.66	31.50	32.44	31.93
Average sales price - total	US$	31.35	-	-	-	31.35	31.19	31.62	31.69	31.90	31.72
Long-term indebtedness, gross	US$	-	-	-	-	-	-	-	-	-	-
Short-term indebtedness, gross	US$	18,023	-	-	-	18,023	503	-	407	522	522
Total indebtedness, gross	US$	18,023	-	-	-	18,023	503	-	407	552	522
Stockholders' equity	R$	60,230	-	-	-	60,230	46,768	65,160	68,571	58,164	58,164
Net operating revenues	R$	65,575	-	-	-	65,575	48,950	56,985	59,432	80,318	245,685
Cost of products	R$	(56,551)	-	-	-	(56,551)	(45,783)	(44,756)	(52,288)	(59,804)	(202,631)
Other expenses/revenues	R$	(1,020)	-	-	-	(1,020)	(1,086)	(1,379)	2,177	(4,673)	(4,961)
Depreciation, amortization and depletion	R$	327	-	-	-	327	288	309	338	363	1,298
EBITDA	R$	8,331	-	-	-	8,331	2,369	11,159	9,659	16,204	39,391
Depreciation, amortization and depletion	R$	(327)	-	-	-	(327)	(288)	(309)	(338)	(363)	(1,298)
EBIT	R$	8,004	-	-	-	8,004	2,081	10,850	9,321	15,841	38,093
Non-operating result	R$	(2,494)	-	-	-	(2,494)	(12)	6,437	15	(8,246)	(1,806)
Net financial result	R$	(637)	-	-	-	(637)	2,770	1,808	2,369	(5,604)	1,343
Income before income tax and social contribution	R$	4,873	-	-	-	4,873	4,839	19,095	11,705	1,991	37,630
Income tax and social contribution	R$	(2,412)	-	-	-	(2,412)	(3,288)	(707)	(7,231)	2,419	(8,807)
Net income	R$	2,461	-	-	-	2,461	1,551	18,388	4,474	4,410	28,823

Information		2002					2001				
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Quantity sold - external market	MT (thousand)	436	-	-	-	436	561	523	493	558	2,135
Quantity sold - internal market - CVRD	MT (thousand)	420	-	-	-	420	420	489	630	510	2,049
Quantity sold - internal market - Others		-	-	-	-	-			-	-	-
Quantity sold - total	MT (thousand)	856	-	-	-	856	981	1,012	1,123	1,068	4,184
Average sales price - external market	US$	31.31	-	-	-	31.31	30.04	31.38	33.26	30.80	30.56
Average sales price - internal market	US$	32.08	-	-	-	32.08	31.80	31.29	30	31.64	31.32
Average sales price - total	US$	31.69	-	-	-	31.69	30.79	31.34	31.19	31.20	30.93
Long-term indebtedness, gross	US$	149,583	-	-	-	149,583	128,282	128,006	128,915	128,797	128,797
Short-term indebtedness, gross	US$					-		-	-	-	-
Total indebtedness, gross	US$	149,583	-	-	-	149,583	128,282	128,006	128,915	128,797	128,797
Long-term indebtedness, net	US$	149,583	-	-	-	149,583	128,282	128,006	128,915	128,797	128,797
Short-term indebtedness, net	US$	-	-	-	-	-		-	-	-	-
Total indebtedness, net	US$	149,583	-	-	-	149,583	128,282	128,006	128,915	128,797	128,797
Stockholders' equity	R$	16,608	-	-	-	16,608	39,224	32,574	(39,435)	13,560	13,560
Net operating revenues	R$	63,984	-	-	-	63,984	61,210	70,414	90,720	84,647	306,991
Cost of products	R$	(50,027)	-	-	-	(50,027)	(46,868)	(56,123)	(68,213)	(66,792)	(237,996)
Other expenses/revenues	R$	(1,109)	-	-	-	(1,109)	(734)	(755)	(781)	(695)	(2,965)
Depreciation, amortization and depletion	R$	2,248	-	-	-	2,248	2,225	2,226	2,221	2,260	8,932
EBITDA	R$	15,096	-	-	-	15,096	15,833	15,762	23,947	19,420	74,962
Depreciation, amortization and depletion	R$	(2,248)	-	-	-	(2,248)	(2,225)	(2,226)	(2,221)	(2,260)	(8,932)
EBIT	R$	12,848	-	-	-	12,848	13,608	13,536	21,726	17,160	66,030
Other expenses - non cash	R$	(2,984)	-	-	-	(2,984)	-	-	(52,000)	14,086	(37,914)
Gain on investments accounted for by the equity method	R$	57	-	-	-	57	316	229	(545)	618	618
Non-operating result	R$	31	-	-	-	31	12	(46)	126	(39)	53
Net financial result	R$	(3,811)	-	-	-	(3,811)	(32,118)	(23,780)	(51,598)	41,253	(66,243)
Income before income tax and social contribution	R$	6,141	-	-	-	6,141	(18,182)	(10,061)	(82,291)	73,078	(37,456)
Income tax and social contribution	R$	(3,093)	-	-	-	(3,093)	6,198	3,411	10,281	(20,072)	(182)
Net income	R$	3,048	-	-	-	3,048	(11,984)	(6,650)	(72,010)	53,006	(37,638)

Information		2002					2001				
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Quantity sold - external market	MT (thousand)	407	-	-	-	407	806	559	514	432	2,311
Quantity sold - internal market - CVRD	MT (thousand)	584	-	-	-	584	1,169	1,572	929	871	4,541
Quantity sold - internal market - Others	MT (thousand)	9	-	-	-	9	35	38	-	68	141
Quantity sold - total	MT (thousand)	1,000	-	-	-	1,000	2,010	2,169	1,443	1,371	6,993
Average sales price - external market	US$	30.25	-	-	-	30.25	30.16	30.00	30.48	30.10	30.20
Average sales price - internal market	US$	30.49	-	-	-	30.49	30	31	29	27	29.70
Average sales price - total	US$	30.39	-	-	-	30.39	30.31	31.00	29.22	27.90	29.80
Long-term indebtedness, gross	US$	3,600	-	-	-	3,600	6,000	4,800	4,800	3,600	3,600
Short-term indebtedness, gross	US$	2,484	-	-	-	2,484	2,619	2,400	2,505	2,400	2,400
Total indebtedness, gross	US$	6,084	-	-	-	6,084	8,619	7,200	7,305	6,000	6,000
Stockholders' equity	R$	78,682	-	-	-	78,682	122,313	113,062	79,058	82,945	82,945
Net operating revenues	R$	70,936	-	-	-	70,936	122,876	151,327	109,356	98,864	482,423
Cost of products	R$	(70,397)	-	-	-	(70,397)	(107,077)	(125,975)	(102,174)	(87,913)	(423,139)
Other expenses/revenues	R$	144	-	-	-	144	(10,534)	(8,049)	12,922	1,747	(3,914)
Depreciation, amortization and depletion	R$	4,217	-	-	-	4,217	4,086	4,086	4,128	4,130	16,430
EBITDA	R$	4,900	-	-	-	4,900	9,351	21,389	24,232	16,828	71,800
Depreciation, amortization and depletion	R$	(4,217)	-	-	-	(4,217)	(4,086)	(4,086)	(4,128)	(4,130)	(16,430)
EBIT	R$	683	-	-	-	683	5,265	17,303	20,104	12,698	55,370
Other expenses - non cash	R$	(2,548)	-	-	-	(2,548)	-	-	(42,000)	(2,960)	(44,960)
Net financial result	R$	(2,463)	-	-	-	(2,463)	902	679	(8,420)	(41)	(6,880)
Income before income tax and social contribution	R$	(4,328)	-	-	-	(4,328)	6,167	17,982	(30,316)	9,697	3,530
Income tax and social contribution	R$	66	-	-	-	66	(3,172)	(4,734)	(3,688)	(2,851)	(14,445)
Net income	R$	(4,262)	-	-	-	(4,262)	2,995	13,248	(34,004)	6,846	(10,915)

Information		2002					2001				
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Quantity sold - total	MT (thousand)	3,301	-	-	-	3,301	3,399	2,919	2,312	2,571	11,201
Average sales price - total	US$	28.48	-	-	-	28.48	28.83	30.00	29.44	29.55	29.70
Long-term indebtedness, gross	US$	92,788	-	-	-	92,788	166,257	132,655	119,394	109,691	109,691
Short-term indebtedness, gross	US$	169,170	-	-	-	169,170	188,795	164,003	158,204	171,223	171,223
Total indebtedness, gross	US$	261,958	-	-	-	261,958	355,052	296,658	277,598	280,914	280,914
Long-term indebtedness, net	US$	92,788	-	-	-	92,788	126,810	132,655	119,394	109,691	109,691
Short-term indebtedness, net	US$	154,260	-	-	-	154,260	170,389	142,181	139,989	166,703	166,703
Total indebtedness, net	US$	247,048	-	-	-	247,048	297,199	274,836	259,383	276,394	276,394
Stockholders' equity	R$	510,038	-	-	-	510,038	418,290	447,693	399,275	451,942	451,942
Net operating revenues	R$	212,909	-	-	-	212,909	197,904	190,671	166,905	208,039	763,519
Cost of products	R$	(108,837)	-	-	-	(108,837)	(95,771)	(80,978)	(73,499)	(102,700)	(352,948)
Other expenses/revenues	R$	(18,632)	-	-	-	(18,632)	(18,514)	(19,602)	(12,796)	(16,464)	(67,376)
Depreciation, amortization and depletion	R$	7,745	-	-	-	7,745	9,268	8,113	5,793	2,503	25,677
EBITDA	R$	93,185	-	-	-	93,185	92,887	98,204	86,403	91,378	368,872
Depreciation, amortization and depletion	R$	(7,745)	-	-	-	(7,745)	(9,268)	(8,113)	(5,793)	(2,503)	(25,677)
EBIT	R$	85,440	-	-	-	85,440	83,619	90,091	80,610	88,875	343,195
Other expenses/revenues - non cash	R$	(1,815)	-	-	-	(1,815)	(5,275)	(2,993)	(4,433)	(19,675)	(32,376)
Gain on investments accounted for by the equity method	R$	2,213	-	-	-	2,213	(3,570)	(4,541)	(9,266)	16,582	(795)
Non-operating result	R$	50	-	-	-	50	-	16	(19,440)	(461)	(19,885)
Net financial result	R$	(15,237)	-	-	-	(15,237)	(63,754)	(45,453)	(97,984)	50,563	(156,628)
Income before income tax and social contribution	R$	70,651	-	-	-	70,651	11,020	37,120	(50,513)	135,884	133,511
Income tax and social contribution	R$	(12,555)	-	-	-	(12,555)	(3,324)	(7,657)	2,093	(18,503)	(27,391)
Net income	R$	58,096	-	-	-	58,096	7,696	29,463	(48,420)	117,381	106,120

Information		2002					2001				
		1st Quarter (*)	2nd Quarter	3rd Quarter	4th Quarter	Total	t Quarter (*)	2nd Quarter	3rd Quarter	4th Quarter	Total
Quantity sold - external market	MT (thousand)	2,470	-	-	-	2,470	-	3,955	3,556	3,653	11,164
Quantity sold - internal market	MT (thousand)	789	-	-	-	789	-	598	455	699	1,752
Quantity sold - total	MT (thousand)	3,259	-	-	-	3,259	-	4,553	4,011	4,352	12,916
Average sales price - external market	US$	16.91	-	-	-	16.91	-	16.50	17.50	18.43	17.05
Average sales price - internal market	US$	12.98	-	-	-	12.98	-	5.35	14.72	8.79	9.40
Average sales price - total	US$	15.96	-	-	-	15.96	-	15.16	17.18	16.83	16.11
Long-term indebtedness, gross	US$	94,359	-	-	-	94,359	-	101,394	103,737	95,887	95,887
Short-term indebtedness, gross	US$	55,244	-	-	-	55,244	-	86,257	72,200	52,696	52,696
Total indebtedness, gross	US$	149,603	-	-	-	149,603	-	187,651	175,937	148,583	148,583
Long-term indebtedness, net	US$	94,359	-	-	-	94,359	-	101,394	103,737	94,576	94,576
Short-term indebtedness, net	US$	27,626	-	-	-	27,626	-	85,250	71,620	51,650	51,650
Total indebtedness, net	US$	121,985	-	-	-	121,985	-	186,644	175,357	146,226	146,226
Stockholders' equity	R$	215,058	-	-	-	215,058	-	225,625	204,610	193,506	193,506
Net operating revenues	R$	126,846	-	-	-	126,846	-	158,518	170,286	187,051	515,855
Cost of products	R$	(85,388)	-	-	-	(85,388)	-	(121,815)	(126,972)	(138,794)	(387,581)
Other expenses/revenues	R$	2,894	-	-	-	2,894	-	5,315	(14,355)	4,756	(4,284)
Depreciation, amortization and depletion	R$	7,273	-	-	-	7,273	-	2,235	3,375	3,794	9,404
EBITDA	R$	51,625	-	-	-	51,625	-	44,253	32,334	56,807	133,394
Depreciation, amortization and depletion	R$	(7,273)	-	-	-	(7,273)	-	(2,235)	(3,375)	(3,794)	(9,404)
EBIT	R$	44,352	-	-	-	44,352	-	42,018	28,959	53,013	123,990
Gain on investments accounted for by the equity method	R$	9	-	-	-	9	-	286	(5,400)	315	(4,799)
Non-operating result	R$	(216)	-	-	-	(216)	-	(107)	(12,281)	12,012	(376)
Net financial result	R$	(4,575)	-	-	-	(4,575)	-	(19,170)	(44,417)	(7,068)	(70,655)
Income before income tax and social contribution	R$	39,570	-	-	-	39,570	-	23,027	(33,139)	58,272	48,160
Income tax and social contribution	R$	(10,519)	-	-	-	(10,519)	-	(5,223)	12,268	(124)	6,921
Net income	R$	29,051	-	-	-	29,051	-	17,804	(20,871)	58,148	55,081

Information		2002					2001				
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Quantity sold - external market - ferro alloy	MT (thousand)	10	-	-	-	10	10	9	7	10	36
Quantity sold - internal market - ferro alloy	MT (thousand)	19	-	-	-	19	15	15	14	81	125
Quantity sold - total	MT (thousand)	29	-	-	-	29	25	24	21	91	161
Quantity sold - external market - manganese	MT (thousand)	242	-	-	-	242	189	337	284	288	1,098
Quantity sold - internal market - manganese	MT (thousand)	36	-	-	-	36	22	2	22	26	72
Quantity sold - total	MT (thousand)	278	-	-	-	278	211	339	306	314	1,170
Average sales price - external market - ferro alloy	US$	465.60	-	-	-	465.60	650.08	570.11	542.65	475.42	519.40
Average sales price - internal market - ferro alloy	US$	434.86	-	-	-	434.86	538.29	441.24	422.62	236.53	196.92
Average sales price - total	US$	445.67	-	-	-	445.67	582.53	489.44	460.70	314.01	267.67
Average sales price - external market - manganese	US$	52.99	-	-	-	52.99	39.41	45.61	47.71	49.44	46.27
Average sales price - internal market - manganese	US$	69.56	-	-	-	69.56	61.44	245.17	67.07	48.72	60.15
Average sales price - total	US$	55.11	-	-	-	55.11	41.74	46.54	49.13	49.38	47.13
Long-term indebtedness, gross	US$	24,720	-	-	-	24,720	41,322	51,374	43,986	23,937	23,937
Short-term indebtedness, gross	US$	24,465	-	-	-	24,465	35,241	24,292	20,457	25,102	25,102
Total indebtedness, gross	US$	49,185	-	-	-	49,185	76,563	75,666	64,443	49,039	49,039
Long-term indebtedness, net	US$	23,800	-	-	-	23,800	41,046	51,106	43,713	23,436	23,436
Short-term indebtedness, net	US$	18,512	-	-	-	18,512	32,774	19,087	11,627	24,444	24,444
Total indebtedness, net	US$	42,312	-	-	-	42,312	73,820	70,193	55,340	47,880	47,880
Stockholders' equity	R$	242,845	-	-	-	242,845	135,167	155,189	161,011	210,144	210,144
Net operating revenues	R$	62,105	-	-	-	62,105	44,719	58,425	16,260	104,173	223,577
Cost of products	R$	(31,569)	-	-	-	(31,569)	(28,943)	(25,469)	(9,957)	(63,997)	(128,366)
Other expenses/revenues	R$	(2,024)	-	-	-	(2,024)	(20,865)	(3,627)	247	10,018	(14,227)
Depreciation, amortization and depletion	R$	(2,186)	-	-	-	(2,186)	-	(5,278)	(1,984)	(3,246)	(10,508)
EBITDA	R$	26,326	-	-	-	26,326	(5,089)	24,051	4,566	46,948	70,476
Depreciation, amortization and depletion	R$	2,186	-	-	-	2,186	-	5,278	1,984	3,246	10,508
EBIT	R$	28,512	-	-	-	28,512	(5,089)	29,329	6,550	50,194	80,984
Gain on investments accounted for by the equity method	R$	9,061	-	-	-	9,061	4,922	1,617	307	9,607	16,453
Non-operating result	R$	(234)	-	-	-	(234)	(481)	(2,722)	(662)	(2,158)	(6,023)
Net financial result	R$	(1,784)	-	-	-	(1,784)	(5,272)	(4,009)	641	(14,040)	(22,680)
Income before income tax and social contribution	R$	35,555	-	-	-	35,555	(5,920)	24,215	6,836	43,603	68,734
Income tax and social contribution	R$	(1,994)	-	-	-	(1,994)	-	(4,192)	(1,014)	5,531	325
Net income	R$	33,561	-	-	-	33,561	(5,920)	20,023	5,822	49,134	69,059

Information		2002					2001				
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Quantity sold - external market	MT (thousand)	13	-	-	-	13	18	20	14	13	65
Quantity sold - internal market	MT (thousand)	24	-	-	-	24	16	17	14	43	90
Quantity sold - total	MT (thousand)	37	-	-	-	37	34	37	28	56	155
Average sales price - external market	US$	568.10	-	-	-	568.10	475.61	593.98	703.40	670.68	570.12
Average sales price - internal market	US$	489.47	-	-	-	489.47	598.83	570.29	1,035.79	237.39	462.01
Average sales price - total	US$	517.01	-	-	-	517.01	533.34	583.02	868.73	338.37	507.35
Long-term indebtedness, gross	US$	3,932	-	-	-	3,932	7,707	10,390	8,544	3,582	3,582
Short-term indebtedness, gross	US$	6,682	-	-	-	6,682	12,853	9,427	8,003	8,107	8,107
Total indebtedness, gross	US$	10,614	-	-	-	10,614	20,560	19,817	16,547	11,689	11,689
Long-term indebtedness, net	US$	-	-	-	-	-	-	-	-	-	-
Short-term indebtedness, net	US$	2,363	-	-	-	2,363	12,343	7,989	9,725	6,151	6,151
Total indebtedness, net	US$	2,363	-	-	-	2,363	12,343	7,989	9,725	6,151	6,151
Stockholders' equity	R$	138,780	-	-	-	138,780	110,615	112,711	119,849	128,747	128,747
Net operating revenues	R$	38,973	-	-	-	38,973	36,776	44,610	46,947	42,476	170,809
Cost of products	R$	(27,073)	-	-	-	(27,073)	(26,004)	(30,109)	(35,119)	(27,538)	(118,770)
Other expenses/revenues	R$	(2,192)	-	-	-	(2,192)	(4,884)	(12,191)	(1,191)	(11,243)	(29,509)
Depreciation, amortization and depletion	R$	(1,046)	-	-	-	(1,046)	(56)	(54)	(54)	(3,472)	(3,636)
EBITDA	R$	8,662	-	-	-	8,662	5,832	2,256	10,583	223	18,894
Depreciation, amortization and depletion	R$	1,046	-	-	-	1,046	56	54	54	3,472	3,636
EBIT	R$	9,708	-	-	-	9,708	5,888	2,310	10,637	3,695	22,530
Gain on investments accounted for by the equity method	R$	71	-	-	-	71	(93)	(242)	-	(1,586)	(1,921)
Non-operating result	R$	(966)	-	-	-	(966)	(164)	(671)	(871)	(127)	(1,833)
Net financial result	R$	1,220	-	-	-	1,220	(497)	1,030	(138)	3,123	3,518
Income before income tax and social contribution	R$	10,033	-	-	-	10,033	5,134	2,427	9,628	5,105	22,294
Income tax and social contribution	R$	-	-	-	-	-	-	(336)	(2,484)	3,793	973
Net income	R$	10,033	-	-	-	10,033	5,134	2,091	7,144	8,898	23,267

9- OPINION OF INDEPENDENT ACCOUNTANTS

(A free translation of the original opinion in Portuguese expressed on quarterly information prepared in accordance with the accounting principles prescribed by Brazilian Corporate Law)

May 3, 2002

To the Board of Directors
Companhia Vale do Rio Doce

1   We have carried out limited reviews of the Quarterly Financial Information - ITR of Companhia Vale do Rio Doce for the quarters ended March 31, 2002 and 2001.   This financial information is the responsibility of the Company's management.

2   Except as mentioned in paragraph three, our limited reviews were carried out in accordance with the specific procedures established by the Brazilian Institute of Accountants - IBRACON, in conjunction with the Federal Accounting Board, and consisted mainly of: (a) inquires and discussion with the officers responsible for the Company's accounting, financial and operational areas about the procedures adopted for preparing the Quarterly Financial Information - ITR, and (b) review of the information and subsequent events which have, or may have, relevant effects on the Company's financial position and operations.

3   The financial statements at March 31, 2002 and 2001, of subsidiary, jointly-owned and associated companies, in which there are relevant investments, have not been reviewed by independent accountants.   Thus, the conclusions resulting from our reviews do not cover the amounts of R$ 6,088,805 thousand (2001 - R$ 6,322,860 thousand) of these investments and R$ 284,115 thousand (2001 - R$ 308,169 thousand) of the income produced by these investments for quarters then ended.

4   Based on our limited reviews, except for the effects of any adjustments which might have been required if the financial statements of the subsidiary, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent accountants, we are not aware of any relevant adjustments which should be made to the Quarterly Financial Information - ITR, referred to in paragraph 1, for it to be in accordance with the rules issued by the Brazilian Securities Commission - CVM specifically applicable to the preparation of obligatory Quarterly Financial Information - ITR.

5   The Quarterly Financial Information - ITR also contains accounting and financial information relating to the quarter ended December 31, 2001.   We examined this information at the time of its preparation, together with the audit of the financial statements at that date, on which we expressed our opinion, without qualification, dated March 22, 2002.

PricewaterhouseCoopers
Independent Accountants
CRC-SP-160-S-RJ

Douglas H. Woods
Partner

Accountant CRC-SP-101.652/O-0-S-RJ

10- MEMBERS OF THE BOARD OF DIRECTORS, AUDIT COMMITTEE, CHIEF EXECUTIVE OFFICER AND EXECUTIVE DIRECTORS

BOARD OF DIRECTORS

Luiz Tarquínio Sardinha Ferro
Chairman

Erik Persson

Renato Augusto Zagallo Villela dos Santos

Francisco Valadares Póvoa

João Moisés Oliveira

José Marques de Lima

Octávio Lopes Castello Branco Neto

Renato da Cruz Gomes

Romeu do Nascimento Teixeira

Audit Commitee
Cláudio Bernardo Guimarães de Moraes

Eliseu Martins

Marcos Fábio Coutinho

Pedro Carlos de Mello

Ricardo Wiering de Barros

Chief Executive Officer
Roger Agnelli

Director of Legal Affairs
Paulo Francisco de Almeida Lopes

Executive Director of Control and Planning and
Acting Executive Director of Finance
Gabriel Stoliar

Otto de Souza Marques Junior
Director of Control

Tito Botelho Martins Junior
Director of Finance and Treasury Department

Eduardo Beauclair
Director of Strategic Planning and Budget

Orlando Lima
Director of Management Performance

Reinaldo Castanheira
Director of Investments' Performance

Rogério Caporali
Director of Technical Services
Executive Director of the Shareholdings Area and

Executive Director of Human Resources and
Corporate Services
Carla Grasso

Marcus Roger
Director of Human Resources

Gerson Petterle
Director of Supplies

Adriana Ferreira
Director of Information Technology

João Luiz Fonseca
Director of Information Technology Development

Eustáquio Lott
VALIA

Executive Director of the Iron Ore Area
Armando de Oliveira Santos Neto

Eduardo Marcos de Barros Faria
Director of Commercialization

Joaquim Martino Ferreira
Director of the Northern System

José Francisco Martins Viveiros
Director of the Southern System

Marconi Tarbes Vianna
Director of Manganese and Alloys

Executive Director of Logistics Area
Guilherme Rodolfo Laager

Francisco Nuno
Director of Operational Planning

Jayme Nicolato Corrêa
Director of Operations

Mauro Dias
Director of Commercialization

Carlos Ebner
Director of Logistics Business Development

Businesses Development and Acting Executive Director of
Non-Ferrous Area
Antonio Miguel Marques

Murilo Ferreira
Director of ALUVALE

Dalton Nosé
Director of Development

Edward Dias da Silva
Director of Energy

Paulo Eduardo Libânio
Director of Basic Metals Projects

Hélcio Roberto Martins Guerra
Director of Industrial Minerals and Basic Metals

Roberto Moretzsohn
Director of Commercialization of Basic Metal

Marcelo Bastos
Director of Carajás' Operations

Eduardo de Carvalho Duarte   Otto de Souza
Gerente Geral de Controladoria   Diretor de Controle
Contador CRC-RJ 57439

Item 2

COMPANHIA VALE DO RIO DOCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of Companhia Vale do Rio Doce

We have reviewed the accompanying unaudited condensed consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of March 31, 2002, and the unaudited condensed consolidated statements of income and cash flows for the three-month periods ended March 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. The unaudited financial information of certain affiliates, the investments in which total US$454 million at March 31, 2002 and equity in earnings total US$26 million and US$17 million for the three-month periods then ended, and that of the majority-owned shipping and ferrous alloy subsidiaries, which statements reflect total assets of US$494 million at March 31, 2002 and total revenues of US$71 million and US$127 million for the three-month periods then ended, were reviewed by other independent accountants whose reports thereon have been furnished to us.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of December 31, 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended (not presented herein). In our report dated March 28, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2001, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
May 8, 2002

Condensed Consolidated Balance Sheets

Expressed in millions of United States dollars

	March 31, 2002	December 31, 2001
	(Unaudited)	
Assets		
Current assets		
Cash and cash equivalents...	2,008	1,117
Accounts receivable		
Related parties...	112	106
Unrelated parties..	502	443
Loans and advances to related parties...	113	160
Inventories..	322	323
Deferred income tax	294	265
Others...	215	224
	3,566	**2,638**
Property, plant and equipment, net..	**3,857**	**3,813**
Investments in affiliated companies and joint ventures and other investments..................................	**1,245**	**1,227**
Provision for losses on equity investments...	**(2)**	**(9)**
Goodwill on acquisition of consolidated subsidiaries...	539	540
Loans and advances		
Related parties...	574	555
Unrelated parties...	102	100
Other assets...	605	658
TOTAL..	**10,486**	**9,522**

Condensed Consolidated Balance Sheets

Expressed in millions of United States dollars

(Continued)

	March 31, 2002	December 31, 2001
	(Unaudited)	
Liabilities and stockholders' equity		
Current liabilities		
Suppliers..	287	296
Payroll and related charges....................................	83	85
Interest attributed to stockholders.........................	476	340
Current portion of long-term debt		
Related parties..	-	22
Unrelated parties..	306	274
Short-term debt..	931	589
Loans from related parties......................................	147	168
Others..	134	147
	2,364	**1,921**
Long-term liabilities		
Employees postretirement benefits.........................	184	187
Long-term debt		
Related parties..	-	156
Unrelated parties..	2,549	2,014
Loans from related parties......................................	2	21
Provisions for contingencies (Note 8)....................	483	452
Unrealized loss on derivative instruments..............	33	40
Others..	83	86
	3,334	**2,956**
Minority interests..	**11**	**5**
Stockholders' equity		
Preferred class A stock - 600,000,000		
no-par-value shares authorized and 138,575,913 issued....	820	820
Common stock - 300,000,000 no-par-value		
shares authorized and 249,983,143 issued..............	1,479	1,479
Treasury stock -4,751 (2001 - 91) preferred and 4,715,170 (2001 - 4,715,170) common shares.	(88)	(88)
Additional paid-in capital.......................................	498	498
Other cumulative comprehensive income.................	(3,467)	(3,465)
Appropriated retained earnings...............................	3,207	3,212
Unappropriated retained earnings............................	2,328	2,184
	4,777	**4,640**
TOTAL..	**10,486**	**9,522**

See notes to consolidated financial information.

Condensend Consolidated Statements of Operations
Expressed in milions of United States dollars
(except number of shares and per-share amounts)
(Unaudited)

	Three months ended March 31	
	2002	2001
Operating revenues, net of discounts, returns and allowances		
Iron ore and pellets	666	580
Gold	34	28
Other metals	100	94
	800	702
Revenues from transportation services	111	191
Aluminum products	68	83
Other products and services	8	29
	987	1,005
Value-added tax	(34)	(30)
Net operating revenues	953	975
Operating costs and expenses		
Cost of ores and metals sold	(407)	(362)
Cost of transportation services	(59)	(129)
Cost of aluminum products	(65)	(79)
Others	(6)	(32)
	(537)	(602)
Selling, general and administrative expenses	(59)	(40)
Research and development	(9)	(10)
Employee profit sharing plan	(9)	(10)
Others	(46)	(22)
	(660)	(684)
Operating income	293	291
Non-operating income (expenses)		
Financial income	33	48
Financial expenses	(62)	(84)
Foreign exchange and monetary gains (loss)	(3)	(199)
Gain on sale of investments	-	277
	(32)	42
Income before income taxes, equity results and minority interests	261	333
Income taxes		
Current	(7)	(8)
Deferred	(12)	30
	(19)	22
Equity in results of affiliates and joint ventures	29	7
Change in provision for losses on equity investments	5	(9)
Minority interests	(1)	1
Net income	275	354
Basic earnings per Common and Preferred Class A Share	0.72	0.92
Weighted average number of shares outstanding (thousands of shares)		
Common shares	245,268	249,983
Preferred Class A shares	138,575	134,917

See notes to consolidated financial information.

Condensend Consolidated Statements of Cash Flows
Expressed in milions of United States dollars

	Three months ended March 31	
	2002	**2001**
Cash flows from operating activities:		
Net income..	275	354
Adjustments to reconcile net income		
with cash provided by operating activities:		
Depreciation, depletion and amortization...	66	67
Equity in results of affiliates and joint ventures, net of dividends received.............	(4)	79
Change in provision for losses on equity investments..	(5)	9
Deferred income taxes..	12	(30)
Provisions for contingencies..	23	18
Loss on disposals of property, plant and equipment...	31	28
Gain on sale of investments...	-	(277)
Pension plan..	3	9
Foreign exchange and monetary (gains) losses..	(1)	215
Others...	(2)	(4)
Decrease (increase) in assets:		
Accounts receivable..	(66)	(46)
Inventories..	1	-
Others...	9	111
Increase (decrease) in liabilities:		
Suppliers...	(9)	25
Payroll and related charges..	(2)	(1)
Others...	(16)	(22)
Net cash provided by operating activities...	**315**	**535**
Cash flows from investing activities:		
Loans and advances receivable		
Related parties		
Additions..	(23)	(57)
Repayments..	3	60
Others...	1	-
Guarantees and deposits..	(10)	(8)
Additions to investments...	(1)	(27)
Additions to property, plant and equipment..	(145)	(114)
Proceeds from disposals of property, plant and equipment...................................	-	1
Net cash used in investing activities..	**(175)**	**(145)**
Cash flows from financing activities:		
Short-term debt, net issuances...	377	312
Loans		
Related parties		
Additions..	12	11
Repayments..	(15)	(15)
Long-term debt		
Related parties...	10	-
Others..	442	53
Repayments of long-term debt		
Related parties...	(15)	(14)
Others..	(61)	(73)
Interest attributed to stockholders..	-	(639)
Treasury stock...	-	1
Net cash used in financing activities..	**750**	**(364)**
Increase in cash and cash equivalents..	890	26
Effect of exchange rate changes on cash and cash equivalents.............................	1	(61)
Cash and cash equivalents, beginning of period...	1,117	1,211
Cash and cash equivalents, end of period...	**2,008**	**1,176**
Cash paid during the period for:		
Interest on short-term debt	(6)	(6)
Interest, net of interest capitalized of $5 in 2002 and $2 in 2001	(35)	(49)
Income tax	-	(46)
Non-cash transactions		
Special pension plan contribution in shares of CSN..	-	249
Exchange of loans receivable for investments...	20	35

See notes to consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders' Equity
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

	Shares	Three months ended March 31 2002 (Unaudited)	2001
Preferred class A stock (including one special share)			
Balance March 31, 2002 and 2001...	**138,575,913**	**820**	**709**
Common stock			
Balance March 31, 2002 and 2001...	**249,983,143**	**1,479**	**1,279**
Treasury stock			
Balance January 1..	(4,715,261)	(88)	(61)
Acquisitions in 2002..	(4,660)	-	1
Balance March 31, 2002 and 2001...	**(4,719,921)**	**(88)**	**(60)**
Additional paid-in capital			
Balance March 31, 2002 and 2001...		**498**	**498**
Other cumulative comprehensive income			
Amounts not recognized as net periodic pension cost			
Balance January 1..		-	(100)
Excess of additional minimum liability...		-	151
Tax effect on above..		-	(51)
Balance March 31, 2002 and 2001...		**-**	**-**
Cumulative translation adjustments			
Balance January 1..		(3,475)	(2,972)
Change in the period..		(2)	(380)
Balance March 31, 2002 and 2001...		**(3,477)**	**(3,352)**
Unrealized gain on available-for-sale security			
Balance January 1..		-	24
Change in the period		-	1
Balance March 31, 2002 and 2001...		**-**	**25**
Adjustments relating to investments in affiliates			
Balance January 1..		10	8
Change in the period..		-	1
Balance March 31, 2002 and 2001...		**10**	**9**
Total other cumulative comprehensive income...		**(3,467)**	**(3,318)**
Appropriated retained earnings			
Balance January 1..		3,212	3,537
Transfer to retained earnings...		(5)	(338)
Balance March 31, 2002 and 2001...		**3,207**	**3,199**
Retained earnings			
Balance January 1..		2,184	1,647
Net income..		275	354
Interest attributed to stockholders			
Preferred class A stock ($0.35 per share in March 2002 and $0.40 in December 2001)....		(49)	(54)
Common stock ($0.35 per share in March 2002 and $0.40 in December 2001)..............		(87)	(99)
Appropriation from reserves..		5	338
Balance March 31, 2002 and 2001...		**2,328**	**2,186**
Total stockholders' equity...	**383,839,135**	**4,777**	**4,493**
Comprehensive income is comprised as follows:			
Net income..		275	354
Amounts not recognized as net periodic pension cost.................................		-	100
Cumulative translation adjustments..		(2)	(380)
Unrealized gain on available-for-sale security..		-	1
Adjustments relating to investments in affiliates..		-	1
Total comprehensive income...		**273**	**76**

See notes to consolidated financial information.

Notes to the Condensed Consolidated Financial Information
Expressed in millions of United States dollars, unless otherwise stated

1   The Company and its operations

Companhia Vale do Rio Doce CVRD is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as pulp and paper, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 9.

The main consolidated operating subsidiaries are as follows:

Subsidiary	% ownership	Head office location	Principal activity
Ferteco Mineração S.A. - FERTECO	100	Brazil	Iron ore and pellets
Pará Pigmentos S.A.	80	Brazil	Kaolin
SIBRA - Eletrosiderúrgica Brasileira S.A.	98	Brazil	Ferrous alloys
Navegação Vale do Rio Doce S.A. - DOCENAVE	100	Brazil	Shipping
Vale do Rio Doce Alumínio S.A. - ALUVALE	100	Brazil	Aluminum
Itabira Rio Doce Company Ltd. - ITACO	100	Cayman Island	Trading
Rio Doce International Finance Ltd. - RDIF	100	Bahamas	International finance
CELMAR S.A. - Indústria de Celulose e Papel	85	Brazil	Pulp
Florestas Rio Doce S.A.	100	Brazil	Pulp
Rio Doce Manganèse Europe - RDME	100	France	Ferrous alloys
Urucum Mineração S.A.	100	Brazil	Iron ore

2   Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated with elimination of all significant intercompany accounts and transactions. Investments in unconsolidated affiliates and joint ventures are reported at cost less amortized goodwill plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders' agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders' equity and for other than temporary decreases in market value below carrying value where applicable.

3   Summary of significant accounting policies

Our condensed consolidated interim financial information as of March 31, 2002 and for the periods of three months ended March 31, 2002 and 2001 is unaudited. However, in our management's opinion, such consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three month period ended March 31, 2002 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2002.

This condensed interim financial information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2001.

4   Recently issued accounting pronouncement

In accordance with SFAS 142 "Goodwill and Other Intangible Assets", as from January 1, 2002 (or immediately for acquisitions after June 30, 2001):

- Goodwill relative to consolidated subsidiaries is no longer amortized, but is aggregated to reporting units and subject at least annually to testing for impairment, considering the reporting unit as a whole.

- Goodwill relative to affiliates and joint ventures is no longer amortized but is allocated to the respective investment and included in the measurement of the gain or loss on sale, or the loss arising from an other than temporary decline in the value of the investment.

- Goodwill charged against earnings for the three months ended March 31, 2001 totaled $10 relating to subsidiaries and $3 relating to equity investees which were classified as other operating expenses and equity in results of affiliates and joint ventures, respectively.

SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" has been applied as from January 1, 2002 and the provisions thereof are applied prospectively.

5   Income tax

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory enacted tax rates applicable in the periods presented are as follows:

	Three months ended March 31 - %	
	2002	2001
Federal income tax	25.00	25.00
Social contribution (*)	9.00	9.00 to 12.00
Composite tax rate	34.00	34.00 to 37.00

(*) From February 1, 2000 to December 31, 2002 the social contribution rate is 9% and as from January 1, 2003 it will be 8%.

The amount reported as income tax benefit in this consolidated financial information is reconciled to the statutory rates as follows:

	Three months ended March 31	
	2002	2001
Income before income taxes, equity results and minority interests	261	333
Federal income tax and social contribution expense at statutory enacted rates	(89)	(113)
Adjustments to derive effective tax rate:		
Tax benefit on interest attributed to stockholders	46	52
Exempt foreign income	17	6
Tax incentives	7	28
Valuation allowance reversal (provision)	9	18
Other non-taxable gains	(3)	9
Adjustment to reflect expected annual effective tax rate	(6)	22
Federal income tax and social contribution expense in consolidated statements of income	(19)	22

In 2000, we obtained approval of certain tax incentives relative to our iron ore and manganese operations in Carajás. The incentives comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders' equity and may not be distributed in the form of cash dividends.

6   Inventories

	March 31, 2002	December 31, 2001
Finished products		
Iron ore	94	110
Gold	7	5
Manganese	26	27
Ferrous alloys	27	28
Others	24	16
Spare parts and maintenance supplies	144	137
	322	**323**

7 Investments

	March 31, 2002				Investments		Equity Adjustments	
							Three months ended March 31,	
	Participation in capital (%)		(1)Net equity	(1)Net income (loss) for the period	March 31, 2002	December 31, 2001	2002	2001
Investments in affiliated companies and joint ventures	voting	total						
Steel								
Usinas Siderúrgicas de Minas Gerais S.A - USIMINAS (2)	22.99	11.46	288	28	33	32	3	(2)
Companhia Siderúrgica Nacional - CSN (3)	-	-	-	-	-	-	-	9
Companhia Siderúrgica de Tubarão - CST (4)	20.51	22.85	48	(30)	11	18	(7)	1
California Steel Industries Inc. - CSI	50.00	50.00	194	(2)	97	98	(1)	(1)
Paper and pulp								
Celulose Nipo-Brasileira S.A. - CENIBRA (3)	-	-	-	-	-	-	-	6
Bahia-Sul Celulose S.A - BSC (3)	-	-	-	-	-	-	-	2
Aluminum and bauxite								
Mineração Rio do Norte S.A. - MRN	40.00	40.00	364	9	145	154	4	6
Valesul Alumínio S.A. - VALESUL	54.51	54.51	95	3	52	51	1	2
Alumínio Brasileiro S.A. - ALBRAS	51.00	51.00	17	30	9	-	9	-
Alumina do Norte do Brasil S.A. - ALUNORTE	50.30	44.96	168	10	100	89	5	(10)
Pellets								
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	51.11	51.00	31	(1)	16	16	(1)	1
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	51.00	50.89	36	3	18	18	1	2
Companhia Coreano Brasileira de Pelotização - KOBRASCO	50.00	50.00	5	1	3	2	1	(3)
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	51.00	50.90	27	1	14	13	1	3
Gulf Industrial Investment Company - GIIC	50.00	50.00	66	4	33	38	2	1
SAMARCO Mineração S.A	50.00	50.00	454	22	269	258	11	1
Others								
Fertilizantes Fosfaltados S.A. - FOSFERTIL (5)	10.96	10.96	263	14	29	29	2	1
Caemi Mineração e Metalurgia S.A	50.00	16.82	398	5	289	289	1	-
Salobo Metais S.A (6)	50.00	50.00	44	-	22	22		-
Ferrovia Centro-Atlântica S.A - FCA	20.00	45.65	-	(6)	-	-	(3)	(10)
Others					69	62	-	(2)
					1,209	**1,189**	**29**	**7**
Investments at cost								
SIDERAR (market value $11 in 2002 and 2001)	4.85	4.85			15	15	-	
Unrealized holding gains on equity security					(4)	(4)	-	
MRS Logística S.A	17.19	9.76			25	22	-	
Others					-	5	-	
					1,245	**1,227**	**29**	**7**
Change in provision for losses on equity investments:								
Alumínio Brasileiro S.A. - ALBRAS							6	(3)
Cia Ferroviária do Nordeste							(1)	(6)
							5	**(9)**

(1) Based on US GAAP financial information.
(2) Value based on quoted market price at March 31, 2002 is $36 compared to net book value of $33.
(3) Investments sold in 2001
(4) Value based on quoted market price at March 31, 2002 is $81 compared to net book value of $11.
(5) Value based on quoted market price at March 31, 2002 is $ 31 compared to net book value of $29.
(6) Development stage enterprise

Goodwill which is no longer amortized as from January 1, 2002 in accordance with SFAS 142, included in the above investments is as follows:

Investee	March 31 2002	December 31 2001
Alumina do Norte do Brasil S.A. - ALUNORTE	24	24
Samarco Mineração S.A.	41	41
Caemi Mineração e Metalurgia S.A.	223	223
	288	288

Information with respect to other major affiliates' financial position and results of operations is as follows:

	CAEMI		ALUNORTE		ALBRAS		MRN	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Balance Sheet								
Current assets	385	398	123	159	163	158	59	55
Noncurrent assets	724	729	554	509	510	510	459	425
Current liabilities	(303)	(307)	(86)	(95)	(207)	(219)	(33)	(35)
Noncurrent liabilities	(408)	(427)	(423)	(431)	(449)	(463)	(121)	(59)
Stockholders´ equity	398	393	168	142	17	(14)	364	386
Our participation	16.82%	16.82%	44.96%	45.58%	51.00%	51.00%	40.00%	40.00%
Investments	66	66	76	65	9	(7)	145	154

						Three months ended March 31

	CAEMI	ALUNORTE		ALBRAS		MRN	
	2002	2002	2001	2002	2001	2002	2001
Statement of Operations							
Net sales	163	69	74	115	137	32	42
Costs and expenses	(149)	(59)	(102)	(85)	(146)	(21)	(22)
Income (loss) before income taxes	14	10	(28)	30	(9)	11	20
Income taxes	(9)		7	-	4	(1)	(2)
Equity in results of affiliates	-	-	-	-	-	(1)	(4)
Net income (loss)	5	10	(21)	30	(5)	9	14
Our participation	16.82%	44.96%	50.27%	51.00%	51.00%	40.00%	40.00%
Participation in results	1	5	(10)	15	(3)	4	6
Change in provision for losses	-	-	-	(6)	-	-	-
Equity in results	1	5	(10)	9	(3)	4	6

The provision for losses on equity investments of $2 and $9 at March 31, 2002 and December 31, 2001, respectively, relates to our investments in affiliates which have reported negative stockholders' equity in their financial statements prepared in accordance with US GAAP and in circumstances where we have assumed commitments to fund our share of the accumulated losses, if necessary, through additional capital contributions or other means. Accordingly we (a) first reduce the value of the investment to zero and (b) subsequently provide for our portion of negative equity. The provision is comprised as follows:

	Cia Ferroviária do Nordeste	ALBRAS	TOTAL
Provision at January 1, 2001	(6)	(15)	(21)
Change in provision - results	(6)	(3)	(9)
	(12)	(18)	(30)
Payment of capital	7	-	7
Translation adjustment	1	2	3
Provision at March 31, 2001	(4)	(16)	(20)
Provision at January 1, 2002	(2)	(7)	(9)
Change in provision - results	(1)	6	5
	(3)	(1)	(4)
Payment of capital	1	-	1
Translation adjustment	-	1	1
Provision at March 31, 2002	(2)	-	(2)

Dividends received from investees aggregated $25 and $86 in three month periods ended March 31, 2002 and 2001, respectively.

8   Commitments and contingencies

(a)   At March 31, 2002, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $703, of which $485 is denominated in United States dollars and the remaining $218 in local currency. These guarantees include $357 relative to ALBRAS and $72 relative to ALUNORTE.

(b)   We are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	March 31, 2002		December 31, 2001	
	Provision for contingencies	Judicial deposits	Provision for contingencies	Judicial deposits
Labor claims	152	50	147	50
Civil claims	118	55	123	53
Tax-related actions	207	139	177	131
Others	6	2	5	1
	483	246	452	235
Current	-	-	-	-
Long-term	483	246	452	235
	483	246	452	235

Labor –related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax-related actions principally comprise our challenges of changes in basis of calculation and rates of certain revenue taxes and of the tax on financial movements – CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

Contingencies settled in the three months period ended March 31, 2002 and 2001 aggregated $5 and $ 2, respectively, and additional provisions aggregated $23 and $18 in the three months periods ended March 31, 2002 and 2001, respectively.

(c)   We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial statements with respect to these two actions.

(d)   We are committed under a take-or-pay agreement to take delivery of approximately 207,000 metric tons per year of aluminum from ALBRAS at market prices. This estimate is based on 51% of ALBRAS expected production and, at a market price of $1,421.00 per metric ton at March 31, 2002, represents an annual commitment of $294. We are also committed to take-or-pay 537,272 metric tons per year of alumina produced by ALUNORTE which at a market price of $172.21 per metric ton at March 31, 2002, represents an annual commitment of $93. Actual take from ALBRAS was $60 and $69 during the three month periods ended March 31, 2002 and 2001, respectively, and direct from ALUNORTE (net of take ceded to ALBRAS) was $5 and $8 during the three month periods ended March 31, 2002 and 2001 respectively.

(e)   We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

(f)   At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as "debentures" to our then-existing shareholders, including the Brazilian Government. The terms of the "debentures", which are more fully described in our consolidated financial statements for the year ended December 31, 2001, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

(g)   At March 31, 2002 we have provided $27 for environmental liabilities. Such provisions relate to site restoration at mines already closed or which are expected to be closed in the next two years.

We use various judgments and assumptions when measuring our environmental liabilities. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.

9 Segment and geographical information

Consolidated net income and principal assets are reconciled as follows:

						Holdings			2002
	Ferrous	**Non ferrous**	**Logistics**	**Pulp and paper**	**Aluminum**	**Steel**	**Eliminations**	**Consolidated**
RESULTS								
Revenues - Export	949	44	10	-	68	-	(377)	694
Revenues - Domestic	216	17	81	1	-	-	(22)	293
Cost and expenses	(856)	(48)	(55)	-	(62)	-	392	(629)
Interest revenue	41	-	3	-	1	-	(12)	33
Interest expense	(70)	(2)	(1)	-	-	(1)	12	(62)
Depreciation	(53)	(6)	(6)	(1)	-	-	-	(66)
Pension plan	(3)	-	-	-	-	-	-	(3)
Equity	17	-	(3)	-	25	(5)	-	34
Income taxes	(17)	-	(1)	-	(1)	-	-	(19)
Net income	**224**	**5**	**28**	**-**	**31**	**(6)**	**(7)**	**275**

Sales classified by geographic destination:								
Export market								
Latin America	64	-	5	-	7	-	(25)	51
United States	89	13	3	-	-	-	(40)	65
Europe	393	29	2	-	61	-	(143)	342
Middle East	43	-	-	-	-	-	(4)	39
Japan	113	1	-	-	-	-	(52)	62
Asia, other than Japan	247	1	-	-	-	-	(113)	135
	949	**44**	**10**	**-**	**68**	**-**	**(377)**	**694**
Domestic market	216	17	81	1	-	-	(22)	293
	1,165	**61**	**91**	**1**	**68**	**-**	**(399)**	**987**

Assets :								
Property, plant and equipment, net	3,196	287	280	94	-	-	-	3,857
Capital expenditures	130	3	9	3	-	-	-	145
Investments in affiliated companies and joint ventures and other investments,net provision for losses	718	28	39	-	306	152	-	1,243
Capital employed	**2,619**	**293**	**285**	**50**	**(13)**	**24**	**413**	**3,671**
NOPLT	**241**	**6**	**56**	**-**	**5**	**-**	**(7)**	**301**
ROCE	**9%**	**2%**	**20%**	**-**	**-**	**-**	**-**	**8%**

	2001							
				Holdings				
	Ferrous	Non ferrous	Logistics	Pulp and paper	Aluminum	Steel	Eliminations	Consolidated
RESULTS								
Revenues - Export	780	41	59	20	84	-	(306)	678
Revenues - Domestic	251	19	95	4	-	-	(42)	327
Cost and expenses	(921)	(53)	(112)	147 **(1)**	(77)	109 **(2)**	348	(559)
Interest revenue	49	-	1	1	2	-	(5)	48
Interest expense	(83)	(3)	(2)	-	-	(1)	5	(84)
Depreciation	(53)	(5)	(7)	(2)	-	-	-	(67)
Pension plan	(7)	(1)	(1)	-	-	-	-	(9)
Equity and provision for losses	7	-	(19)	8	(5)	7	-	(2)
Income taxes	20	-	-	-	2	-	-	22
Net income	**43**	**(2)**	**14**	**178**	**6**	**115**	**-**	**354**
Sales classified by geographic destination:								
Export market								
Latin America	53	-	-	-	8	-	(21)	40
United States	53	28	27	14	16	-	(22)	116
Europe	300	5	22	6	48	-	(103)	278
Middle East	37	6	2	-	-	-	(2)	43
Japan	131	1	5	-	12	-	(64)	85
Asia, other than Japan	206	1	3	-	-	-	(94)	116
	780	**41**	**59**	**20**	**84**	**-**	**(306)**	**678**
Domestic market	251	19	95	4	-	-	(42)	327
	1,031	**60**	**154**	**24**	**84**	**-**	**(348)**	**1,005**
Assets :								
Property, plant and equipment, net	2,849	292	356	135	-	-	-	3,632
Capital expenditures	99	14	1	-	-	-	-	114
Investments in affiliated companies and joint ventures and other investments,net provision for losses	479	28	164	184	240	207	-	1,302
Capital employed	**2,778**	**275**	**352**	**142**	**(11)**	**(1)**	**14**	**3,549**
NOPLT	**334**	**12**	**37**	**5**	**9**	**-**	-	**397**
ROCE	**12%**	**4%**	**11%**	**4%**	**-**	**-**	**-**	**11%**

(1) - Includes $170 profit on sale of Bahia Sul Celulose S.A. - BSC

(2) - Includes $107 profit on sale of Companhia Siderúrgica Nacional - CSN

For more information on segments see the segment disclosures included in our consolidated financial statements for the year ended December 31, 2001.

10 Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed - all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

As from January 1, 2001 we adopted SFAS 133 "Accounting for Derivative Financial Instruments and Hedging Activities", as amended by SFAS 137 and SFAS 138, and began to recognize all derivatives on our balance sheet at fair value. Accordingly we recognized an initial transition adjustment of $3 as a charge in our statement of income relative to net unrealized losses on contracts open as of December 31, 2000. Subsequently to January 1, 2001 all derivatives have been adjusted to fair market value at each balance sheet date and the change included in current earnings.

For the three month periods ended March 31, 2002 and 2001 the movement of unrealized and realized gains or losses on derivative financial instruments is as follows:

	Gold	Interest rates (libor)	Currencies	Total
				Net Gains (losses)
Initial unrealized gains and losses at January 1, 2001	9	(8)	(4)	(3)
Change in the period	10	(13)	(4)	(7)
(Gains) and losses realized in the period	(3)	1	1	(1)
Unrealized gains and (losses) at March 31, 2001	**16**	**(20)**	**(7)**	**(11)**
Unrealized gains and losses at January 1, 2002	7	(36)	(4)	(33)
Change in the period	(10)	18	(2)	6
(Gains) and losses realized in the period	1	(7)	-	(6)
Unrealized gains and (losses) at March 31, 2002	**(2)**	**(25)**	**(6)**	**(33)**

Realized and unrealized gains and losses are included in our income statement under the following captions:

Gold – other operating costs and expenses;
Interest rates – financial expenses;
Currencies – foreign exchange and monetary losses, net.

Final maturity dates for the above instruments are as follows:

Gold	December 2005
Interest rates (libor)	October 2007
Currencies	April 2005

(a)   **Interest Rate and Exchange Rate Risk**

Interest rate risks mainly relate to that part of the debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate - LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate - TJLP, fixed quarterly by the Brazilian Central Bank. Since May 1998, we have used derivative instruments to protect overselves against fluctuations in the LIBOR rate.

There is an exchange rate risk associated with our foreign currency denominated debt. On the other hand, a substantial proportion of our revenues are denominated in, or automatically indexed to, the U.S. dollar, while the majority of costs are expressed in reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When events of this nature occur, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows.

With the advent of a floating exchange rate regime in Brazil in January 1999, we adopted a strategy of monitoring market fluctuations, using derivatives to protect against specific risks from exchange rate variation.

From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet date and the effect included in financial income or expense. During the three months ended March 31, 2002 and 2001 our use of such instruments was not significant.

(b) **Commodity Price Risk**

We also use derivative instruments to manage exposure to changing gold prices. Derivatives allow the fixing of an average minimum profit level for future gold production. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for gold. We manage our contract positions actively, and the results are reviewed at least monthly, allowing adjustments to targets and strategy to be made in response to changing market conditions.

In the case of gold derivatives, our policy has been to settle all contracts through cash payments or receipts, without physical delivery of product.

Our affiliates Albras and Alunorte manage the risk of fluctuating aluminum prices using derivatives, allowing an average minimum profit level for future production and ensuring stable cash generation. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for aluminum. We account for both affiliates using the equity method.

In December 2000, we introduced a new risk management system to evaluate, measure and manage the market risk associated with our financial activities, using the value-at-risk - VAR method. VAR incorporates a variety of risk factors which affect our results, including commodity prices, interest and exchange rate volatilities, as well as the correlation between all these variables.

11 **Long-term Debt**

On March 8, 2002, we issued $300 of 8.625% Enhanced Guaranteed Notes due March 8, 2007.

In March 2002, the BNDES sold shares it held in CVRD and at March 31,2002 was no longer considered a related party.

12 **Subsequent events**

(a) On May 8, 2002 we signed a purchase agreement to acquire the remaining 50% of Salobo Metais S.A.´s outstanding common stock for $51. The acquisition is still subject to the implementation of the usual conditions in this type of transaction.

(b) On April 29, 2002 an increase in capital of $235, without issue of new shares, was approved by the shareholders as a result of a transfer from appropriated retained earnings.



BR GAAP

Press Release 1Q02

BOVESPA:VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

COMPANHIA VALE DO RIO DOCE
FIRST QUARTER PERFORMANCE IN 2002

The results of CVRD reported in this press release refer to the Parent Company only and were calculated according to general accepted accounting principles in Brazil (Brazilian GAAP).

Rio de Janeiro, May 15, 2002 – For the first quarter of 2002, Companhia Vale do Rio Doce (CVRD) has presented a very solid performance, reporting net earnings of R$ 738 million. Net earnings including exceptional non recurrent items as provisions for losses on equity investments, was R$ 633 million, the equivalent of R$ 1.65 per share.

Gross operating revenues totalled R$ 1.601 billion and cash generation, as measured by EBITDA (earnings before interest, tax, depreciation and amortization), amounted to R$ 728 million. EBITDA margin, the ratio between EBITDA and net revenue, was 47.2%, confirming CVRD's capacity for converting revenues into operating profit and reflecting its operational excellence. These results were obtained in a scenario of appreciation of the Brazilian real against the US dollar and were not positively affected by non recurrent items, as capital gains from asset sales. The exchange rate volatility contributed negatively to the revenue, EBITDA and net income generation.

This is the first time that CVRD releases consolidated quarterly financial information in US GAAP. The US GAAP figures are being released simultaneously to Parent Company's quarterly financial statements in Brazilian GAAP. Consolidated adjusted net earnings, according to the US GAAP method, amounted to US$ 304 million, and EBITDA totaled US$ 444 million.

Sales volume of iron ore and pellets in the Parent Company amounted to 33.663 million tons, almost the same as 4Q01, despite an unfavourable seasonal effect, as the first quarter use to be the weaker quarter of the year. Consolidated sales reached 38.019 million tons.

Capital expenditures reached US$ 157.6 million. Investment in greenfield (São Luís, Sossego, and hydroelectric power plants) and brownfield projects (Gongo Soco iron ore mine, Taquari-Vassouras potash mine, and pier III at Ponta da Madeira port) amounted to US$ 81.1 million. The expected rate of return on these projects are much than the Company´s weighted average cost of capital. Therefore, they will contribute in the near future to shareholder value creation.

www.cvrd.com.br

CVRD
Investor Relations:
Roberto Castello Branco
Andreia Reis
Daniela Tinoco
Barbara Geluda
Rafael Azevedo
Tel: (5521) 3814-4540
rio@cvrd.com.br



◀▥ RELEVANT EVENTS

On the completion of CVRD's global offering of common shares belonging to the Brazilian Federal Government and the BNDES, a US$ 1.9 billion transaction, the Company's capital free float has risen to 58.5%. CVRD's common shares began trading on the New York Stock Exchange (NYSE) on March 21, 2002, as ADRs level III, with ticker symbol RIO. As consequence of this successful deal, there was a surge in liquidity of CVRD shares traded on BOVESPA and NYSE.

In March, CVRD successfully completed a US$ 300 million 5-year bond issue with a spread of 455 basis points over US Treasuries. Despite the rise seen over the last few weeks in the Emerging Market Bond Index Brazil (EMBI Brazil), which reflects Brazilian sovereign debt spreads, bonds issued by CVRD continue to trade above their initial issue price, reflecting the confidence of capital markets in the Company's solid financial situation.

The construction works for development of the Sossego copper mine started this quarter. Sossego is expected to be commissioned in 2004 to produce 140,000 tons of copper concentrate and 3 tons of gold per year.

In May, CVRD acquired the stake owned by Anglo American plc in Salobo Metais for US$ 50.9 million, so obtaining full ownership of the company. The pre-feasibility study for the Salobo copper project is due to be completed by the end of 2002.

The São Luís pellet plant was inaugurated in March and has a nominal production capacity of 6 million tpy. The plant is still in the experimental operational phase and is expected to begin commercial production in June this year, being a new cash generation source for the Company.

CVRD has signed a co-operation agreement with Nucor, the largest steelworks in the US, with a view to jointly exploiting opportunities in the production of metallics.

◀▥ SHORT TERM PROSPECTS

There are growing indications of the start of a synchronized global recovery, with the exception of Japan, although it is expected to be lower than the recovery seen in 1999.

In the USA, Europe and Emerging Asia, leading indicators of economic activity, growing consumer and business confidence levels and the behavior of industrial output, all suggest that global economic conditions are on the road to recovery, which will have positive implications for ore and metal demand. In Brazil's case, despite the fact that economic recovery is proceeding more slowly than previously predicted, there is no doubt that it is nonetheless happening.

Global production of crude steel, as reported by the International Iron and Steel Institute (IISI), increased by 2.1% in 1Q02 compared to the same period in the previous year. The most notable growth was seen in Asia, where production expanded by 10.7%, more than compensating for the cutback in other regions, such as the European Union (- 5%) and North America (- 4.8%). Production in China was up by a substantial 26%, Taiwan 6.8%, and South Korea 2.9%, while production in Japan was down by 3.1%.

In 1Q02, imports by China, totaling 23.8 million tons, were up 21.9% yoy, helping to sustain strong demand for iron ore.

Signs of recovery in the demand for pellets began to appear earlier than expected, leading CVRD to alter its original production plans for 2002. Basically, it will no longer be necessary to shut down production at the Company's pellet plants over the next quarters to avoid accumulation of inventories, even with the São Luís pellet plant coming fully on stream in June this year.



The US Geological Survey leading indicator of non ferrous metals prices, which usually anticipates commodity prices three quarters ahead, has been showing rises in recent months, despite the growth in inventory levels. As a matter of fact, metals prices area already recovering since November 2001, but a stronger recovery is expected to take place in 2H02.

Persistently low nominal interest rates have led gold prices to appreciate significantly, and these are expected to remain around US$ 300 per troy ounce for the short term.

◀▥ SALES VOLUME AND REVENUES

Iron ore and pellet sales volume in 1Q02, despite the seasonality, which usually means that the first quarter is the weakest for the year, was very high. The Parent Company sold 33.663 million tons of iron ore and pellets, exceeding the volume sold in 1Q01 by 11.6% and practically the same as that sold in the previous quarter – 33.815 million tons. Parent Company sales volume covers its shipments of iron ore and pellets, including the sale of pellet feed to the pelletizing joint ventures (Nibrasco, Itabrasco, Hispanobras and Kobrasco).

Sales of ore fines accounted for 80.3% of iron ore and pellets shipments, lumps 10%, and pellets 9.7%. In the quarter, the Parent Company acquired 1.769 million tons of pellets from the pelletizing joint ventures, compared to 2.729 million in 4Q01.

Consolidated sales volumes of iron ore and pellets amounted to 38.019 million tons compared to 38.660 million tons in 4Q01 and 33.066 million tons in 1Q01. These sales affect the results of the Parent Company either directly or indirectly through equity income.

CONSOLIDATED SALES OF IRON ORE AND PELLETS			
			thousand tons
Iron Ore	**1Q 01**	**4Q 01**	**1Q 02**
Parent Company	21,394	25,294	25,787
Samitri*	3,657	-	-
Samarco *	195	272	336
Urucum *	162	186	233
Ferteco *	-	3,639	2,503
MBR *	-	-	1,384
QCM *	-	-	68
Total	**25,408**	**29,391**	**30,311**
Pellets	**1Q 01**	**4Q 01**	**1Q 02**
Parent Company + JVs	5,816	5,626	5,279
Samarco *	1,470	1,121	1,315
Ferteco *	-	2,130	619
GIIC *	372	392	412
QCM *	-	-	83
Total	**7,658**	**9,269**	**7,708**
Total	**33,066**	**38,660**	**38,019**

* sales attributed in proportion to size of stake held by CVRD
JVs: Nibrasco, Itabrasco, Hispanobras and Kobrasco
Samitri: acquired on May 30, 2000 and consolidated into CVRD on October 1, 2001
Samarco: acquired on May 30, 2000
GIIC: acquired on October 9, 2000
Ferteco: acquired on April 27, 2001
MBR and QCM: Caemi acquired on December 07, 2001

 Companhia Vale do Rio Doce

Press Release **1Q02**

If we were to disregard the volume attributed to CVRD's stake in Caemi – Minerações Brasileiras Reunidas (MBR) and Quebec Cartier Mining Company (QCM) - whose acquisition was concluded in December 2001, the volume shipped amounted to 36.484 million tons, up 10.3% in relation to 1Q01 and 5.6% lower than in 4Q01. The fall in volume shipped in 1Q02 compared to 4Q01, of 2.176 million tons, is explained by the 2.647 million ton drop in Ferteco's sales. The Parent Company, together with all the other subsidiaries and affiliates, as shown in the table above, presented a higher sales volumes compared to 4Q01.

Some 85% of iron ore and pellets shipments were exported. Sales of iron ore amounted to 30.311 million tons, while sales of pellets totalled 7.708 million tons.

Sales of manganese ore by subsidiaries Sibra and Urucum, amounted to 345,200 tons, compared to 306,700 tons in 4Q01. Shipments to international markets accounted for 88.2% of sales in 1Q02. Sales of ferro-alloys, by Sibra, CPFL, RDME and Urucum, totaled 96,700 tons, down 3.4% on 4Q01.

Sales of gold amounted to 115,400 ounces in 1Q02, compared to 141,100 in 4Q01 and 108,300 in 1Q01.

General cargo (products other than iron ore and pellets) transported by railroad, measured in net ton kilometres (ntk), amounted to 5.2 billion ntk (Vitoria a Minas 2.7 billion ntk, Carajás 665 million ntk and Centro-Atlântica 1.8 billion ntk). This performance was practically the same as in 4Q01 and 5.4% higher than 1Q01. General cargo handling in the ports and maritime terminals of CVRD was 12.7% down compared to 4Q01, but 9.1% higher than in 1Q01.

GENERAL CARGO RAILROAD TRANSPORTATION			
			million ntk
	1Q 01	4Q 01	1Q 02
EF Vitória a Minas	2,643	2,791	2,737
EF Carajás	356	423	665
Total Parent Company	**2,999**	**3,214**	**3,402**
Ferrovia Centro Atlântica	1,962	1,993	1,829
Total	**4,961**	**5,207**	**5,231**

The end of power rationing resulted in a recovery in alumina and aluminum sales. Alunorte sold 439,000 tons of alumina in 1Q02, up 8.4% in relation to the previous quarter and up 20.9% on 1Q01. Albras shipped 88,000 tons in 1Q02, 25.7% more than in 4Q01. Sales of Valesul amounted to 21,000 tons, compared to 16,000 tons in 4Q01.

Gross operating revenues amounted to R$ 1.601 billion, 82.8% of which was either denominated in, or linked to, the US dollar. Exports accounted for 62.8% of sales. Besides the Brazilian market, the main markets for CVRD's products were Europe (25.9%) and Asia (23.7%).

Due to growing exports of iron ore to China, which were up 29.4% in relation to 4Q01 and 41.9% compared to 1Q01, the percentage of Parent Company revenue from sales to that country of 9.7% exceeded that to Japan, 7.7%. In volume terms, in 1Q02 China accounted for 13% of pellets and iron ore sales, compared to Japan's 11%, Germany's 10% and South Korea's 6%.

Iron ore sales rose as a percentage of total revenue, from 59.2% in 4Q01 to 61.8% in 1Q02. Pellet sales accounted for 15.4% of total revenues, while transportation represented 14.3%.



Companhia Vale do Rio Doce

Press Release **1Q02**

GROSS REVENUE – PARENT COMPANY						
						million R$
	1Q 01	**%**	**4Q 01**	**%**	**1Q 02**	**%**
Iron Ore	759	55,2	1.071	59,2	989	61,8
Pellets	235	17,1	305	16,9	246	15,4
Gold	57	4,1	99	5,5	80	5,0
Railroads	210	15,3	210	11,6	188	11,7
Ports	50	3,6	60	3,3	42	2,6
Potash	38	2,8	34	1,9	38	2,4
Others	26	1,9	31	1,6	18	1,1
Total	**1.375**	**100**	**1.810**	**100**	**1.601**	**100**

◖▮▮ EARNINGS STABILITY

Net earnings on 1Q02, excluding non recurrent exceptional items, was R$ 738 million. Such items, amounting to R$ 76 million, include provisions for losses on equity investments (Docepar - R$ 56 million, FCA - R$ 37 million, Valepontocom - R$ 15 million) and the reversion of provision for contingencies (R$ 32 million).

1Q02 earnings were negatively affected by the volatility of the Real/US dollar exchange rate, through its impact on net operating revenues and monetary variation.

Net earnings including non recurrent exceptional items was R$ 633 million, in line with the R$ 639 million reached on 4Q01.

The results from subsidiaries and affiliates were up by R$ 92 million, contributing R$ 152 million to quarterly earnings. Iron ore and pellets companies generated a R$ 151 million contribution to earnings, manganese and ferro-alloys contributed R$ 20 million, and aluminum, R$ 65 million, despite the fact that aluminum average prices on the London Metal Exchange remained below US$ 1,400 per ton. Transportation companies contributed with a R$ 76 million loss, mainly because of provisions for tax contingencies made in Docepar.

RESULTS OF EQUITY INVESTMENTS - BY BUSINESS AREA			
			million R$
Business Area	**1Q 01**	**4Q 01**	**1Q 02**
Ferrous Minerals			
Iron Ore and Pellets	103	10	151
Manganese and Ferro-Alloys	(19)	16	20
Non-Ferrous Minerals	(4)	47	5
Transportation	37	(31)	(76)
Steel	169	(90)	(9)
Pulp and Paper / Fertilizers	5	(109)	11
Aluminum	17	239	65
Others	-	(22)	(15)
Total	**308**	**60**	**152**

The cost of goods sold (COGS), of R$ 852 million, was R$ 64 million lower in relation to 4Q01, due mainly to the R$ 52 million drop in the cost of pellet purchases and a R$ 14 million drop in the price of fuel oil and gas.


COST OF GOODS SOLD

million R$

	1Q 01	%	4Q 01	%	1Q 02	%
Personnel	97	13.8	127	13.9	123	14.4
Materials	92	13.0	116	12.7	114	13.4
Fuel	74	10.5	94	10.3	80	9.4
Electrical Energy	18	2.6	29	3.2	27	3.2
Outsourced Services	95	13.5	137	15.0	128	15.0
Acquisition of Products	168	23.8	195	21.3	143	16.8
Depreciation and Depletion	115	16.3	154	16.8	173	20.3
Others	46	6.5	64	7.0	64	7.5
Total	**705**	**100**	**916**	**100**	**852**	**100**

Operational expenses were reduced by a significant R$ 215 million in 1Q02, compared with 4Q01. As well as a cut in operational expenses of R$ 178 million, sales & administrative expenses, and research & development costs were also down.

Monetary variation, reflecting the difference in the exchange rate between the end of 4Q01 and the end of 1Q02, amounted to R$ 443 million and net operating revenues decreased R$ 201 million.

EBITDA OF R$ 728 MILLION

EBITDA generated in 1Q02 amounted to R$ 728 million, 9.5% lower than the R$ 804 million reported in 4Q01. Fluctuations in quarterly EBITDA tended to reflect the volatility in the Brazilian real/US dollar exchange rate. Average Real/US dollar exchange rate has moved from R$ 2.5187/USD in 4Q01 to R$ 2.3801/USD in 1Q02.

The drop in net operating revenues of R$ 201 million, driven by the appreciation in the Brazilian real against the US dollar, was the main reason for the drop in EBITDA, compared with the previous quarter.

Dividends received from subsidiaries and affiliates amounted to R$ 38 million, and non-cash adjustments for non-recurrent exceptional items amounted to R$ 45 million.

Ferrous minerals accounted for 85% of EBITDA in the Parent Company, logistics 10% and non-ferrous minerals (gold and potash) 5%.

INVESTMENTS

Investments carried out in the first quarter of 2002 amounted to US$ 157.6 million. The US$ 81.1 million spent on projects accounted for 51.5% of this sum.

Disbursements on projects in the iron ore area amounted to US$ 43.6 million. US$ 15.5 million was invested in the construction of the São Luís pellet plant, US$ 14.3 million on the infrastructure needed for its operation, and US$ 10.7 million on iron ore logistics (locomotives, pier III at the port of Ponta da Madeira and enlargement of the stock yards).

Investments in hydroelectric power plants absorbed US$ 22.3 million: US$ 13.8 million on Aimorés, US$ 4.3 million on Candonga, US$ 3.5 million on Funil and the remainder on other projects still in the development phase where construction has yet to begin (Capim Branco I & II and Foz do Chapecó).



Companhia Vale do Rio Doce

Press Release **1Q02**

Logistics projects required investments of US$ 10 million, while production expansion of the potash mine absorbed US$ 1.6 million.

US$ 3.4 million of capital was injected into Mineração Serra do Sossego to finance the development of the copper mine.

Investments in mineral prospecting amounted to US$ 5 million, while US$ 3.8 million was spent on information technology and US$ 2.6 million on environmental protection measures.

CAPITAL EXPENDITURES - 1Q 02					
By Business Area	**US$ million**	**%**	**By Category**	**US$ million**	**%**
Ferrous Minerals	104.7	66.4%	Equity Investments	3.1	2.0%
Transportation	13.7	8.7%	Maintenance	60.7	38.5%
Non Ferrous Minerals	12.2	7.7%	Projects	81.1	51.5%
Energy	22.7	14.4%	Mineral Exploration	5.0	3.2%
Others	4.4	2.8%	Environmental Protection	2.6	1.7%
			Information Technology	3.8	2.4%
			Technological Research	1.3	0.9%
Total	**157.6**	**100.0%**	**Total**	**157.6**	**100.0%**



SELECTED FINANCIAL INDICATORS			
			million R$
	1Q 01	4Q 01	1Q 02
Gross Revenues	1,375	1,809	1,601
Gross Margin (%)	46.6	48.9	44.8
Net Income *	660	639	633
Net Income per Share (R$)*	1.71	1.66	1.65
EBITDA	689	804	728
EBITDA Margin (%)	52.2	46.1	47.2
ROE annualized (%)	24.2	25.9	21.0
Gross Debt (US$ million)	2,172	2,000	2,566
Net Debt (US$ million)	1,550	1,722	1,648
Exports (US$ million)	382	428	427
Investments (US$ million) **	101	243	158

* net earnings including the effect of exceptional items, non recurrent
** not included acquisitions

NET INCOME	
	million R$
	1Q 02
Excluding Exceptional Non Recurrent Items	738
Including Exceptional Non Recurrent Items	633

 Companhia Vale do Rio Doce

Press Release **1Q02**

FINANCIAL STATEMENT			
			million R$
	1Q 01	**4Q 01**	**1Q 02**
Gross Operating Revenues	1,375	1,809	1,601
Value Added Tax	(54)	(64)	(57)
Net Operating Revenues	**1,321**	**1,745**	**1,544**
Cost of Goods Sold	(705)	(916)	(852)
Gross Income	**616**	**854**	**692**
Gross Margin (%)	46.6	48.9	44.8
Result of Investment Participation	**308**	**60**	**152**
Equity Income	298	150	284
Goodwill Amortization	(26)	(89)	(66)
Provision for Losses	25	(1)	(67)
Others	11	0	1
Operating Expenses	**(185)**	**(407)**	**(192)**
Selling	(25)	(33)	(28)
General & Administrative	(56)	(123)	(99)
Research and Development	(20)	(30)	(22)
Others	(84)	(221)	(43)
Financial Results	**(388)**	**385**	**(50)**
Financial Expenses	(96)	(95)	(106)
Financial Revenues	39	13	32
Monetary Variation	(331)	467	24
Operating Income	**351**	**867**	**602**
Discontinued Operations	242	-	-
Income Taxes	67	(228)	31
Net Income*	**660**	**639**	**633**
Net Income per Share (R$)*	**1.71**	**1.66**	**1.65**

* net earnings including the effect of exceptional items, non recurrent

BALANCE SHEET			
			million R$
	1Q 01	**4Q 01**	**1Q 02**
Assets			
Current Assets	4,673	3,990	4,986
Long Term Assets	1,989	2,506	2,562
Permanent Assets	13,134	15,928	16,283
Total	**19,796**	**22,425**	**23,831**
Liabilities and Stockholders' Equity			
Current Liabilities	3,244	3,623	4,649
Long Term Liabilities	5,654	7,036	7,099
Shareholders' Equity	10,898	11,767	12,083
Capital	3,000	4,000	4,000
Reserves	7,898	7,767	8,083
Total	**19,796**	**22,425**	**23,831**

 Companhia Vale do Rio Doce

Press Release **1Q02**

SALES VOLUMES - PARENT COMPANY			
			thousand tons
IRON ORE AND PELLETS	**1Q 01**	**4Q 01**	**1Q 02**
Foreign Market	**20,418**	**24,154**	**24,479**
Southern System	**7,978**	**11,548**	**13,628**
Fines	4,379	7,672	10,409
Lump	554	843	656
Pellets	3,045	3,033	2,563
Northern System	**12,440**	**12,606**	**10,851**
Fines	11,450	11,299	9,746
Lump	990	1,307	1,105
Domestic Market	**9,757**	**9,661**	**9,184**
Southern System	**8,504**	**8,751**	**8,296**
Fines	7,218	6,956	6,651
Lump	702	996	924
Pellets	584	799	721
Northern System	**1,253**	**910**	**888**
Fines	465	117	210
Lump	788	793	678
Iron Ore	**26,546**	**29,983**	**30,379**
Fines	23,512	26,044	27,016
Lump	3,034	3,939	3,363
Pellets	**3,629**	**3,832**	**3,284**
Total	**30,175**	**33,815**	**33,663**
OTHER PRODUCTS AND SERVICES	**1Q 01**	**4Q 01**	**1Q 02**
Gold (Kg)	**3,367**	**4,390**	**3,591**
Foreign Market	3,367	4,390	3,591
Domestic Market	-	-	
Manganese	**161**	**202**	**-**
Foreign Market	77	77	-
Domestic Market	84	125	-
Potash	**133**	**95**	**113**
Transportation Services	**25,966**	**20,204**	**18,775**
Railroads	**16,611**	**13,640**	**13,258**
Southern System	15,223	12,078	11,574
Northern System	1,388	1,562	1,684
Port Services	**9,355**	**6,564**	**5,517**
Southern System	8,940	5,974	4,745
Northern System	415	590	772

 Companhia Vale do Rio Doce

IRON ORE AND PELLETS SALES - PARENT COMPANY			
			million tons
FOREIGN MARKET	**1Q 01**	**4Q 01**	**1Q 02**
ÁSIA			
China	3.1	3.4	4.4
South Korea	1.5	1.3	2.1
Philippines	0.4	0.5	0.6
Japan	4.3	4.4	3.7
Taiwan	0.8	0.6	0.4
Others	0.1	0.6	-
Total	**10.2**	**10.8**	**11.2**
EUROPE			
Germany	2.2	2.9	3.4
Spain	0.6	1.0	0.8
France	0.6	1.1	1.3
Italy	1.2	1.4	1.0
United Kingdom	0.4	0.5	0.7
Others	2.0	3.4	2.9
Total	**7.0**	**10.3**	**10.1**
AMERICAS			
Argentina	0.5	0.5	0.4
United States	0.9	0.6	0.9
Others	0.3	0.2	0.3
Total	**1.7**	**1.3**	**1.6**
AFRICA/MIDDLE EAST / AUSTRALASIA			
Bahrain	0.3	0.3	0.8
Others	1.2	1.4	0.8
Total	**1.5**	**1.7**	**1.6**
TOTAL	**20.4**	**24.1**	**24.5**
DOMESTIC MARKET	**1Q 01**	**4Q 01**	**1Q 02**
Steel Mills	4.8	5.3	5.1
Affiliated Pelletizing Companies	5.0	4.4	4.0
Total	**9.8**	**9.7**	**9.1**
TOTAL	**30.2**	**33.8**	**33.6**
ORIGIN	**1Q 01**	**4Q 01**	**1Q 02**
Northern System	13.7	13.5	11.7
Southern System	16.5	20.3	21.9
TOTAL	**30.2**	**33.8**	**33.6**

AVERAGE PRICE OF IRON ORE AND PELLETS			
			US$/ton
DESTINATION	**1Q 01**	**4Q 01**	**1Q 02**
Iron Ore – Foreign Market	15.03	14.69	14.51
Iron Ore – Domestic Market	12.53	12.28	11.64
Pellets	29.21	29.17	28.81


EQUITY INCOME				
				million R$
COMPANY/PARTICIPATION	%	1Q 01	4Q 01	1Q 02
DOCENAVE	100.00	39	(29)	17
ALUVALE	94.74	8	222	62
FLORESTAS RIO DOCE	99.85	1	2	3
RDE	99.80	74	(55)	34
ITACO	99.99	77	(133)	72
DOCEGEO	99.99	-	-	-
RDI	100.00	-	(1)	-
TACUMÃ (FCA)	100.00	-	-	-
URUCUM	100.00	2	(5)	8
TERM.VILA VELHA	99.89	-	1	-
NORPEL	99.90	-	1	1
PARÁ PIGMENTOS	75.50	-	-	5
SAMITRI	100.00	9	-	-
VALEPONTOCOM	100.00	-	-	(16)
SIBRA	99.21	(6)	51	33
ZAGAIA (FERTECO)	100.00	-	50	29
BELÉM	99.99	-	9	2
KSG	99.99	-	1	-
CELMAR	85.00	-	(56)	-
BRASAMERICAN LIMITED	99.70	-	(2)	1
BRASILUX	100.00	-	(2)	-
Total from SUBSIDIARIES		**204**	**54**	**251**
MSG	51.00	1	-	1
CST	22.85	(12)	27	(3)
NIBRASCO	51.00	2	2	(2)
FOSFÉRTIL	10.96	1	8	4
HISPANOBRAS	50.89	3	2	3
ITABRASCO	50.90	1	2	1
NOVA ERA SILICON	49.00	-	2	1
USIMINAS	11.46	-	(2)	1
KOBRASCO	50.00	(6)	7	2
FERROBAN	18.74	(4)	(11)	(4)
CSN	-	108	-	-
SAMARCO	50.00	-	59	29
Total from AFFILIATES		**94**	**96**	**33**
Total from EQUITY INCOME		**298**	**150**	**284**
	%	1Q 01	4Q 01	1Q 02
PROVISION FOR LOSSES				
VALEPONTOCOM	100.00	-	(18)	-
KOBRASCO	50.00	-	19	-
CIA.FERROV.NORDESTE	30.00	-	-	(2)
DOCEPAR	100.00	25	-	(59)
FCA	45.65	-	11	(6)
PARÁ PIGMENTOS	75.50	-	46	-
CELMAR	85.00	-	(59)	-
Total from PROVISION FOR LOSSES		**25**	**-**	**(67)**


COMPANY/PARTICIPATION	%	1Q 01	4Q 01	1Q 02
GOODWILL AMORTIZATION				
FCA	45.65	-	(9)	(31)
GIIC	50.00	-	-	-
PARÁ PIGMENTOS	75.50	(4)	-	-
RDME	100.00	-	(9)	-
CPFL	91.87	-	(3)	(1)
SIBRA	99.21	(20)	(19)	(19)
USIMINAS	11.46	(2)	(49)	-
CAEMI	16.82	-	-	(13)
BELÉM	99.99	-	-	(2)
Total from GOODWILL AMORTIZATION		**(26)**	**(89)**	**(66)**
Gain on assets disposal and dividends		11	1	1
Total		**308**	**60**	**152**
EQUITY PARTICIPATION ON DOCENAVE	**%**	**1Q 01**	**4Q 01**	**1Q 02**
NAVEDOCE/Seamar	100.00	7	(12)	-
Own operations	100.00	-	55	15
NAVEDOCE/Seamar (G/L Foreign Exchange)	100.00	32	(73)	2
Total Docenave		**39**	**(30)**	**17**
EQUITY PARTICIPATION ON ALUVALE	**%**	**1Q 01**	**4Q 01**	**1Q 02**
ALUNORTE	45.58	(21)	65	5
MRN	40.00	15	40	10
ALBRAS	51.00	(1)	112	39
VALESUL	54.51	4	4	3
Equity on Alunorte		-	1	1
Own operations		11	12	7
Total Aluvale		**8**	**234**	**65**

 **Companhia Vale do Rio Doce**

EQUITY INCOME ON ITACO US$ million	%	1Q 01	4Q 01	1Q 02
CSI	50.00	(1)	-	-
RDL	100.00	1	1	2
RDA	100.00	-	-	-
RDME	100.00	(2)	4	(1)
CSN Aceros	62.50	-	(1)	-
Caemi	16.82	-	-	3
Aluvale	5.26	-	5	1
GIIC	50.00	1	2	2
CVRD Overseas	100.00	5	11	10
Quadrem	9.00	-	(2)	-
Own operations		6	57	13
G/L Exchange		25	(111)	1
Total Itaco		**35**	**(34)**	**31**
EQUIVALÊNCIA NA ZAGAIA	%	1Q 01	4Q 01	1Q 02
Ferteco	100.00	-	42	29
MRS	10.48	-	8	-
Total Zagaia		**0**	**50**	**29**

 **Companhia Vale do Rio Doce**

IRON ORE AND PELLETS – FINANCIAL INDICATORS – NON AUDITED			
			million R$
HISPANOBRAS	**1Q 01**	**4Q 01**	**1Q 02**
Sales (thousand tons)	832	998	907
Foreign Market	312	148	487
Domestic Market	520	850	420
Average Price (US$/ton)	30.65	31.12	31.38
Net Operating Revenues	52	79	67
Cost of Goods Sold	(45)	(64)	(58)
Financial Results	2	(5)	1
Net Earnings	6	4	5
Gross Margin (%)	13.5	19.0	13.4
EBITDA	9	14	11
EBITDA Margin (%)	17.3	17.7	16.4
NIBRASCO	**1T 01**	**4T 01**	**1T 02**
Sales (thousand tons)	2,010	1,371	1,000
Foreign Market	806	432	407
Domestic Market	1,204	939	593
Average Price (US$/ton)	30.31	27.90	30.39
Net Operating Revenues	123	99	71
Cost of Goods Sold	(107)	(88)	(70)
Financial Results	1	0	(2)
Net Earnings	3	7	(4)
Gross Margin (%)	13.0	11.1	1.4
EBITDA	9	17	5
EBITDA Margin (%)	7.3	17.2	7.0
ITABRASCO	**1T 01**	**4T 01**	**1T 02**
Sales (thousand tons)	775	995	877
Foreign Market	497	700	644
Domestic Market	278	295	233
Average Price (US$/ton)	31.19	31.90	31.35
Net Operating Revenues	49	80	66
Cost of Goods Sold	(46)	(60)	(57)
Financial Results	3	(6)	(1)
Net Earnings	2	4	2
Gross Margin (%)	6.1	25.0	13.6
EBITDA	2	16	8
EBITDA Margin (%)	4.1	20.0	12.1

 **Companhia Vale do Rio Doce**

IRON ORE AND PELLETS – FINANCIAL INDICATORS – NON AUDITED			
			million R$
KOBRASCO	**1Q 01**	**4Q 01**	**1Q 02**
Sales (thousand tons)	981	1,068	856
Foreign Market	561	558	436
Domestic Market	420	510	420
Average Price (US$/ton)	30.79	31.20	31.69
Net Operating Revenues	61	85	64
Cost of Goods Sold	(47)	(67)	(50)
Financial Results	(32)	41	(4)
Net Earnings	(12)	53	3
Gross Margin (%)	23.0	21.2	21.9
EBITDA	16	19	15
EBITDA Margin (%)	26.2	22.4	23.4
Net Debt (in US$ million)			
- Short Term	-	-	-
- Long Term	128	129	150
Total	128	129	150
SAMARCO	**1T 01**	**4T 01**	**1T 02**
Sales (thousand tons)	3,399	2,571	3,301
Average Price (US$/ton)	28.83	29.55	28.48
Net Operating Revenues	198	208	213
Cost of Goods Sold	(96)	(103)	(109)
Financial Results	(64)	51	(15)
Net Earnings	8	117	58
Gross Margin (%)	51.5	50.5	48.8
EBITDA	93	91	93
EBITDA Margin (%)	47.0	43.8	43.7
Net Debt (in US$ million)			
- Short Term	170	167	154
- Long Term	127	109	93
Total	297	276	247
FERTECO	**1T 01**	**4T 01**	**1T 02**
Sales (thousand tons)	n.a	4,352	3,259
Foreign Market	n.a	3,653	2,470
Domestic Market	n.a	699	789
Average Price (US$/ton)	n.a	16.83	15.96
Net Operating Revenues	n.a	187	127
Cost of Goods Sold	n.a	(139)	(85)
Financial Results	n.a	(7)	(5)
Net Earnings	n.a	58	29
Gross Margin (%)	n.a	25.7	33.1
EBITDA	n.a	57	52
EBITDA Margin (%)	n.a	30.5	40.9
Net Debt (in US$ million)			
- Short Term	n.a	52	28
- Long Term	n.a	94	94
Total	n.a	146	122

 Companhia Vale do Rio Doce

IRON ORE AND PELLETS – FINANCIAL INDICATORS – NON AUDITED

million R$

GIIC*	1Q 01	4Q 01	1Q 02
Sales (thousand tons)	744	785	823
Net Operating Revenues	28,561	29,031	34,372
Cost of Goods Sold	(26,112)	(23,004)	(29,486)
Gross Profit	2,449	6,027	4,886
Other Income	610	244	112
S G & A	(1,163)	(1,284)	(1,102)
Net Income	1,896	4,987	3,896

* financial indicators according to IASC (International Accounting Standards Committee).

ITACO	1Q 01	4Q 01	1Q 02
Sales (thousand tons)			
Iron Ore	10,213	14,254	14,266
Pellets	2,128	1,727	1,800
Manganese	275	342	246
Bauxite	265	283	140
Alumina	36	57	33
Aluminum	43	32	43
Net Operating Revenues	344,642	381,037	390,094
Cost of Goods Sold	(322,102)	(342,010)	(346,965)
Equity Income	8,025	19,833	16,744
Net Income	10,055	81,692	24,743
EBITDA	33,453	26,799	37,493


MANGANESE AND FERRO-ALLOYS - FINANCIAL INDICATORS – NON AUDITED			
			million R$
SIBRA	**1Q 01**	**4Q 01**	**1Q 02**
Sales – Ferro-alloys (thousand tons)	25	91	29
Foreign Market	10	10	10
Domestic Market	15	81	19
Average Price (US$/ton)	582.53	314.01	445.67
Sales - Manganese (thousand tons)	211	314	278
Foreign Market	189	288	242
Domestic Market	22	26	36
Average Price (US$/ton)	41.74	49.38	55.11
Net Operating Revenues	45	104	62
Cost of Goods Sold	(29)	(64)	(32)
Financial Results	(5)	(14)	(2)
Net Earnings	(6)	49	34
Gross Margin (%)	35.6	38.5	48.4
EBITDA	(5)	47	26
EBITDA Margin (%)	(11.1)	45.2	41.9
Net Debt (in US$ million)			
- Short Term	33	24	18
- Long Term	41	24	24
Total	74	48	42
CPFL	**1Q 01**	**4Q 01**	**1Q 02**
Sales (thousand tons)	34	56	37
Foreign Market	18	13	13
Domestic Market	16	43	24
Average Price (US$/ton)	533.34	338.37	517.01
Net Operating Revenues	38	42	39
Cost of Goods Sold	(26)	(28)	(27)
Financial Results	0	3	1
Net Earnings	5	9	10
Gross Margin (%)	31.6	33.3	30.8
EBITDA	6	0	9
EBITDA Margin (%)	15.8	-	23.1
Net Debt (in US$ million)			
- Short Term	12	6	2
- Long Term	-	-	-
Total	12	6	2


ALUMINUM - SELECTED FINANCIAL INDICATORS - ADJUSTED AND NON AUDITED			
			million R$
MRN	**1Q 01**	**4Q 01**	**1Q 02**
Sales (thousand tons)	2,185	3,175	1,781
Foreign Market	581	992	485
Domestic Market	1,604	2,183	1,296
Average Price (US$/ton)	21.39	21.67	19.46
Net Operating Revenues	87	154	76
Cost of Goods Sold	(38)	(65)	(40)
Financial Results	-	(4)	(2)
Net Earnings	37	100	24
Gross Margin (%)	56.1	57.8	47.4
EBITDA	58	99	36
EBITDA Margin (%)	67.0	64.3	47.4
ALUNORTE	**1Q 01**	**4Q 01**	**1Q 02**
Sales (thousand tons)	363	405	427
Foreign Market	170	232	222
Domestic Market	193	173	205
Average Price (US$/ton)	198.83	167.23	161.55
Net Operating Revenues	150	172	165
Cost of Goods Sold	(107)	(140)	(136)
Financial Results	(98)	126	(11)
Net Earnings	(43)	139	10
Gross Margin (%)	28.7	18.6	17.6
EBITDA	51	37	35
EBITDA Margin (%)	34.0	21.5	21.2
Net Debt (in US$ million)			
- Short Term	-	-	(60)
- Long Term	405	425	455
Total	**405**	**425**	**395**
ALBRAS	**1Q 01**	**4Q 01**	**1Q 02**
Sales (thousand tons)	90	70	88
Foreign Market	87	66	84
Domestic Market	3	4	4
Average Price (US$/ton)	1,532.90	1,282.77	1,319.81
Net Operating Revenues	277	232	274
Cost of Goods Sold	(162)	(147)	171
Financial Results	(119)	222	(11)
Net Earnings	(1)	220	76
Gross Margin (%)	41.5	36.6	162.4
EBITDA	122	90	106
EBITDA Margin (%)	44.0	38.8	38.7
Net Debt (in US$ million)			
- Short Term	130	141	30
- Long Term	528	450	524
Total	**658**	**591**	**554**



ALUMINUM - SELECTED FINANCIAL INDICATORS - **ADJUSTED AND NON AUDITED**			
			million R$
VALESUL	1Q 01	4Q 01	1Q 02
Sales (thousand tons)	16	16	21
Foreign Market	2	5	9
Domestic Market	14	11	12
Average Price (US$/ton)	2,107.06	1,757.16	1,720.97
Net Operating Revenues	60	67	78
Cost of Goods Sold	(41)	(50)	(64)
Financial Results	(3)	(1)	(1)
Net Earnings	8	7	6
Gross Margin (%)	31.5	25.4	17.9
EBITDA	17	14	14
EBITDA Margin (%)	28.5	20.9	17.9
Net Debt (in US$ million)			
- Short Term	33	1	1
- Long Term	3	2	2
Total	**36**	**3**	**3**

"This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Comissão de Valores Mobiliários and the U.S. Securities and Exchange."

Item 4

US GAAP



Companhia Vale do Rio Doce

Press Release 1Q02

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

COMPANHIA VALE DO RIO DOCE
FIRST QUARTER PERFORMANCE IN 2002

The financial and operational information contained in this press release, except whether otherwise indicated, is based on consolidated figures, according to generally accepted accounting principles in the United Sates of America ("US GAAP"). The main subsidiaries of CVRD which form part of these consolidated figures are: RDME, Sibra, Ferteco, Urucum Mineração, Pará Pigmentos, Docenave, Aluvale, Florestas Rio Doce, Celmar, Rio Doce Europa, Itaco and CVRD Overseas.

Rio de Janeiro, May 15, 2002 – For the first quarter of 2002, Companhia Vale do Rio Doce (CVRD) has presented a very solid performance. Net earnings, excluding non-recurrent exceptional items, was US$ 304 million. Net earnings, including non-recurrent exceptional items, was US$ 275 million.

Gross revenues totaled US$ 987 million and cash generation, as measured by EBITDA (earnings before interest, taxes, depreciation and amortization), amounted to US$ 444 million. EBITDA margin, the ratio between EBITDA and net revenues, amounted to 46.6%, confirming CVRD's capacity for converting revenues into operating profit, given its operational excellence.

These results were obtained against the background of an appreciating Real - against the US dollar - which had an unfavourable influence on the behaviour of revenues, EBITDA and net earnings. At the same time, earnings were not boosted by any non-recurring factors, such as capital gains derived from the sale of assets.

As of March 31, 2002, the Company's cash holdings amounted to US$ 2.008 billion, net debt being US$ 1.778 billion. Net debt was equal to 1.03 times last twelve months EBITDA.

Iron ore and pellet shipments in the first quarter amounted to 38.019 million tons.

Capital expenditure by the Parent Company totalled US$ 157.6 million. Investment in greenfield (São Luís, Sossego, and hydroelectric power plants) and brownfield projects (Gongo Soco iron ore mine, Taquari-Vassouras potash mine, and port facilities) amounted to US$ 81.1 million.

www.cvrd.com.br

**CVRD
Investor
Relations:**
Roberto Castello Branco
Andreia Reis
Daniela Tinoco
Barbara Geluda
Rafael Azevedo
Tel: (5521) 3814-4540
rio@cvrd.com.br



Companhia Vale do Rio Doce

Press Release **1Q02**

◁▥ RELEVANT EVENTS

On the completion of the global offering of CVRD´s common shares belonging to the Brazilian Federal Government and the BNDES, a US$ 1.9 billion transaction, the Company's capital free float rose to 58.5%, 69% of this being held by foreign investors. CVRD's common shares began trading on the New York Stock Exchange (NYSE) on March 21, 2002, in the form of ADRs level III, ticker code RIO. As consequence of this successful deal, there was a surge in liquidity of CVRD shares traded on Bovespa and NYSE.

In March, CVRD successfully completed a US$ 300 million 5-year bond issue with a spread of 455 basis points over US Treasuries . Despite the rise seen over the last few weeks in the Emerging Market Bond Index Brazil (EMBI Brazil), which reflects Brazilian sovereign debt spreads, bonds issued by CVRD continue to trade above their initial issue price, reflecting the confidence of capital markets in the Company's solid financial situation.

The São Luís pellet plant was inaugurated in March and has a production capacity of 6 million tpy. The plant is still in the experimental operational phase, expected to begin commercial production in June this year, thus constituting a new cash generation platform for the Company.

The construction works for development of the Sossego copper mine started this quarter. Sossego is expected to be commissioned in 2004 to produce 140,000 tons of copper concentrate and 3 tons of gold per year.

In May, CVRD acquired the stake owned by Anglo American plc in Salobo Metais for US$ 50.9 million, so obtaining full ownership of the company. The pre-feasibility study for the Salobo copper project is due to be completed by the end of 2002.

CVRD has signed a co-operation agreement with Nucor, the largest steelworks in the US, with a view to jointly exploiting opportunities in the production of metallics.

◁▥ SHORT TERM PROSPECTS

There are growing indications of the start of a synchronized global recovery, with the exception of Japan, although it is expected to be slower than the recovery seen in 1999.

In the USA, Europe and Emerging Asia, leading indicators of economic activity, growing consumer and business confidence levels and the behavior of industrial output, all suggest that the global economy is on the road to recovery, which will have positive implications for ore and metal demand. In Brazil's case, despite the fact that economic recovery is proceeding more slowly than previously predicted, there is no doubt that it is nonetheless happening.

Global production of crude steel, as reported by the International Iron and Steel Institute (IISI), increased by 2.1% in 1Q02 compared to the same period in the previous year. The most notable growth was seen in Asia, where production expanded by 10.7%, more than compensating for the cutback in other regions, such as the European Union (-5%) and North America (-4.8%). Production in China was up by a substantial 26%, Taiwan 6.8%, and South Korea 2.9%, while production in Japan was down by 3.1%.

1Q02 imports by China, totalled 23.8 million tons, and were up 21.9% yoy , helping to sustain the strong demand for iron ore.

Signs of recovery in the demand for pellets began to appear earlier than expected, leading CVRD to alter its original production plans for 2002. Basically, it will no longer be necessary to shut down production at the Company's pellet plants over the next quarters to prevent accumulation of inventories, even with the São Luís pellet plant coming fully on stream from the beginning of June this year.



The US Geological Survey leading indicator of non ferrous metals prices, which usually anticipates commodity prices three quarters ahead, has been showing rises in recent months, despite the growth in inventory levels. As a matter of fact, metals prices are already recovering since November 2001, but a stronger recovery is expected to take place in 2H02.

Persistently low nominal interest rates have led gold prices to appreciate significantly, and these are expected to remain around US$ 300 per troy ounce for the short term.

◱▥ SALES VOLUME AND REVENUES

Iron ore and pellet sales volume in 1Q02, counting the shipments of CVRD, its subsidiaries and affiliates, excluding inter-company transactions, such as the sale of pellet feed to the pellet joint ventures (Nibrasco, Itabrasco, Hispanobras, Kobrasco), amounted to 38.019 million tons in 1Q02. They were 15% higher yoy and 1.7% lower qoq. These sales affect the results of the Company either directly, or indirectly through equity income.

CONSOLIDATED SALES OF IRON ORE AND PELLETS			
			thousand tons
Iron Ore	**1Q 01**	**4Q 01**	**1Q 02**
Parent Company	21,394	25,294	25,787
Samitri	3,657	-	-
Samarco *	195	272	336
Urucum *	162	186	233
Ferteco *	-	3.639	2.503
MBR *	-	-	1.384
QCM *	-	-	68
Total	**25,408**	**29,391**	**30,311**
Pellets	**1Q 01**	**4Q 01**	**1Q 02**
Parent Company + JVs	5,816	5,626	5,279
Samarco *	1,470	1,121	1,315
Ferteco *	-	2,130	619
GIIC *	372	392	412
QCM *	-	-	83
Total	**7,658**	**9,269**	**7,708**
Total	**33,066**	**38,660**	**38,019**

* sales attributed in proportion to size of stake held by CVRD
JVs: Nibrasco, Itabrasco, Hispanobras and Kobrasco
Samitri: acquired on May 30, 2000 and consolidated into CVRD on October 1, 2001
Samarco: acquired on May 30, 2000
GIIC: acquired on October 9, 2000
Ferteco: acquired on April 27, 2001
MBR and QCM: Caemi acquired on December 07, 2001

Some 85% of iron ore and pellets shipments were exported. Sales of iron ore amounted to 30.311 million tons, while sales of pellets came to 7.708 million tons.

Iron ore and pellet sales, computed according to US GAAP consolidation criteria, amounted to 36.716 million tons in 1Q02 against 37.986 million tons in 4Q01 and 34.433 million tons in 1Q01.



Sales of manganese ore in the quarter by subsidiaries Sibra and Urucum, amounted to 345,200 tons, compared to 306,700 tons in 4Q01. Shipments to international markets accounted for 88.2% of sales in 1Q02. Sales of ferro-alloys, by Sibra, CPFL, RDME and Urucum, totalled 96,700 tons, down 3.4% on 4Q01.

Sales of gold amounted to 115,400 ounces in 1Q02, compared to 141,100 in 4Q01 and 108,300 in 1Q01.

General cargo (products other than iron ore and pellets) transported by railroad, measured in net ton kilometres (ntk), amounted to 5.2 billion ntk (Vitoria a Minas 2.7 billion ntk, Carajás 665 million ntk and Centro-Atlântica 1.8 billion ntk). This performance was practically the same as in 4Q01 and 5.4% higher than 1Q01. General cargo handling in the ports and terminals of CVRD was 12.7% down compared to 4Q01, but 9.1% higher than that reported in 1Q01.

GENERAL CARGO RAILROAD TRANSPORTATION			
			million ntk
	1Q 01	4Q 01	1Q 02
EF Vitória a Minas	2,643	2,791	2,737
EF Carajás	356	423	665
Total Parent Company	**2,999**	**3,214**	**3,402**
Ferrovia Centro Atlântica	1,962	1,993	1,829
Total	**4,961**	**5,207**	**5,231**

Gross revenues in 1Q02 of US$ 987 million were slightly lower than figure of US$ 1.005 billion reported in the same quarter last year.

Sales of iron ore and pellets amounted to US$ 666 million, 67% of total revenues, up 15% on 1Q01. Transportation services generated revenues of US$ 111 million, down US$ 80 million YoY. The cutback in activities at Docenave and the acquisition of Ferteco, which therefore ceased to be a client of CVRD, explains this fall in revenue. Another important change came as the result of the divestment of paper and pulp assets, with revenues from the sale of wood and pulp dropping from a previous US$ 24 million in 1Q01 to US$ 1 million in 1Q02.

GROSS REVENUE BY PRODUCT			
			million US$
	1Q 01	4Q 01	1Q 02
Iron Ore	465	504	542
Pellets	115	159	124
Gold	28	39	34
Transportation	191	144	111
Aluminum	83	60	68
Manganese and Ferro-alloys	74	114	73
Potash	19	13	16
Kaolin	1	-	11
Wood and Pulp	24	-	1
Others	5	-	7
Total	**1,005**	**1,033**	**987**



◘⫴ EARNINGS OF US$ 304 MILLION

1Q02 net earnings amounted to US$ 304 million, down 14.1% on that obtained in 1Q01, of US$ 354 million.

The main reason for this fall was that in 1Q01, earnings were strongly boosted by capital gains from asset sales - CVRD's stakes in Bahia Sul and CSN. An increase of US$ 43 million in income tax provision and a reduction of US$ 22 million in net revenues also contributed to producing a lower result in 1Q02. On the other hand, the cost of goods sold (COGS) in 1Q02 was down US$ 65 million, YoY.

1Q02 net earnings including exceptional non-recurrent items – provisions for tax contingencies at Docepar US$ 24 million, provisions for losses in equity investments, FCA US$ 13 million and Valepontocom US$ 7 million and the reversion of provision for contingencies of US$ 13 million – amounted to US$ 275 million.

◘⫴ EBITDA OF US$ 444 MILLION

EBITDA generated in 1Q02 amounted to US$ 444 million, up 15.3% on 4Q01, but lower than that reported in 1Q01, of US$ 489 million.

The drop of US$ 61 million in dividends received from subsidiaries and affiliates, the rise of US$ 19 million in sales and administrative expenses, mainly as a result of restructuring costs, and the US$ 18 million fall in gross revenues, were the main factors behind the lower EBITDA in the first quarter, when compared with the same period a year earlier.

The EBITDA breakdown in 1Q02 by business area was as follows: ferrous minerals 78.6%, logistics 14.2%, aluminum 4.1%, non-ferrous minerals 2.7% and steel 0.4%. The contribution from steel came from dividends received from non-consolidated companies.

EBITDA BY BUSINESS AREA			
			million US$
	1Q 01	4Q 01	1Q 02
Ferrous Minerals	379	235	349
Non- Ferrous Minerals	17	(7)	12
Logistics	44	147	63
Aluminum	25	9	18
Steel	24	1	2
Total	**489**	**385**	**444**

◘⫴ CAPITAL EXPENDITURES

Capital expenditures of the Parent Company in 1Q02 amounted to US$ 157.6 million. Project investments of US$ 81.1 million, accounted for 51.5% of this sum.

Expenditure on projects in the area of iron ore amounted to US$ 43.6 million. US$ 15.5 million was invested in the construction of the São Luís pellet plant, US$ 14.3 million on the infrastructure needed for its operation, and US$ 10.7 million on iron ore logistics (locomotives, pier III at the port of Ponta da Madeira and enlargement of the stock yards).

Investment in hydroelectric power plants absorbed US$ 22.3 million, US$ 13.8 million on Aimorés, US$ 4.3 million on Candonga, US$ 3.5 million on Funil and the remainder on other projects still in the development phase where construction has yet to begin (Capim Branco I & II and Foz do Chapecó).


Logistics projects absorbed US$ 10 million and US$ 1.6 million was spent on expanding production in the potash mine.

US$ 3.4 million of capital was injected into Mineração Serra do Sossego for financing the development of the copper mine.

Investment in mineral exploration amounted to US$ 5 million, while US$ 3.8 million was spent on information technology and US$ 2.6 million on environmental protection.

CAPITAL EXPENDITURES - PARENT COMPANY - 1Q 02					
By Business Area	**US$ million**	**%**	**By Category**	**US$ million**	**%**
Ferrous Minerals	104.7	66.4%	Equity investments	3.1	2.0%
Transportation	13.7	8.7%	Maintenance	60.7	38.5%
Non-Ferrous Minerals	12.2	7.7%	Projects	81.1	51.5%
Energy	22.7	14.4%	Mineral exploration	5.0	3.2%
Others	4.4	2.8%	Environment	2.6	1.7%
			Information Technology	3.8	2.4%
			Technological Research	1.3	0.9%
Total	**157.6**	**100.0%**	**Total**	**157.6**	**100.0%**

Mineração Rio do Norte (MRN) and Alunorte, affiliated companies of CVRD, continued to invest in their capacity expansion projects, respective expenditure being US$ 34.3 million and US$ 39.4 million. MRN is expanding its bauxite production capacity from 11 million tpy to 16.3 million tons tpy while Alunorte is increasing capacity of its alumina refinery from 1.6 million tpy to 2.4 million tpy. Both MRN and Alunorte brownfield projects have low capex cost per ton, US$ 34 and US$ 347, respectively.

◼️ DEBT

Despite the investments carried out in 2001 and the dividend payment of US$ 1.066 billion, the Company's net debt position fell slightly between 1Q01 and 1Q02, from US$ 1.864 billion to US$ 1.778 billion.

As of March 31, 2002, CVRD's total debt amounted to US$ 3.786 billion. Net debt corresponded to 27% of asset book value and just 1.03 times EBITDA accumulated in the past twelve months. EBITDA in 1Q02 was 10.8 times interest paid, reflecting a very comfortable level of interest rate coverage.

SELECTED FINANCIAL INDICATORS			
			million US$
	1Q 01	**4Q 01**	**1Q 02**
Gross Operating Revenues	1,005	1,033	987
Gross Margin (%)	38.3	38.4	43.7
Net Earnings*	354	702	275
Net Earnings per share (US$)*	0.92	1.82	0.72
EBITDA	489	385	444
EBITDA Margin (%)	50.2	38.8	46.6
Gross Debt	3.040	3.055	3.786
Net Debt	1.864	1.938	1.778
Net Debt / (Net Debt + Shareholders' Equity)	0.29	0.29	0.27

*including exceptional non-recurrent items


"This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Comissão de Valores Mobiliários and the U.S. Securities and Exchange."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE

By: /s/ Roberto Castello Branco
Name: Roberto Castello Branco
Title: Head of Investor Relations

Dated: May 16, 2002